Exhibit 4.4

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DATED 23rd September 2002

(1) IMPERIAL CHEMICAL INDUSTRIES PLC
(2) JOHNSON MATTHEY PUBLIC LIMITED COMPANY

MASTER SALE AND PURCHASE AGREEMENT
relating to
the Synetix business of Imperial Chemical Industries PLC (and subsidiaries) and the entire issued share capitals of
ACMA Limited and Tracerco Radioactive Diagnostic Services Canada, Inc.

LONDON

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Schedules

1.	Conduct of the Business and the Companies until Completion
2.	Property Matters
Part 1: General Conditions – Business Properties
Part 2: Special Conditions – UK Business Properties
Part 3: Special Conditions – Non-UK Business Properties
Part 4: List of Business Properties
Part 5: List of Company Properties

3.	Completion Arrangements Part 1: The Business Part 2: The Companies Part 3: The Second Completion
4.	Intellectual Property Part 1: Business IP Part 2: Company IP Part 3: ICI Roundel Part 4: ICI Group Standards Part 5: Uniqema Excluded Technology
5.	Pensions and Related Benefits Part 1: UK Pensions Part 2: US Pensions Part 3: German Pensions Part 4: ROW Pensions Annexe to Part 1 of Schedule 5 – Letter from Seller’s Actuary
6.	Warranties Part 1: General Warranties (Business and the Companies) Part 2: Company specific Warranties
7.	Provisions relating to Purchaser's Claims
8.	Allocation of Consideration Part 1: The Allocation Part 2: The Business Sellers Part 3: The Companies Part 4: The Covenant Consideration
9.	The Excluded Assets and Excluded Contracts Part 1: Excluded Assets Part 2: Excluded Contracts
10.	Persons of whom enquiry was made relating to the Warranties Part 1: ICI Part 2: Purchaser
11.	Determination and Certification of Net Asset Adjustment Part 1: The Net Asset Statement Part 2: Pro Forma Net Asset Statement
12.	Debt Part 1: Closing Net Debt Statement Part 2: Repayment of Net Debt
13.	The Companies
14.	Strategic Research Fund Projects Part 1: Specified SRF Projects Part 2: Legacy SRF Projects
15.	Conditions Part 1: First Completion Condition Part 2: Second Completion Conditions
16.	The Transaction Documents Part 1: Agreements and deeds Part 2: Other documents in the Agreed Terms
17.	Retained Permits
18.	Provisions dealing with the Indian Business
19.	Value Added Tax
20.	The Employees Part 1: Employee Provisions
21.	Information Technology
22.	Indian IP Heads of Terms
23.	Glossary of defined terms

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MASTER SALE AND PURCHASE AGREEMENT
DATE:	23 September 2002
PARTIES:
(1)	IMPERIAL CHEMICAL INDUSTRIES PLC a company incorporated in England and Wales (registered number 00218019) whose registered office is at 20 Manchester Square, London W1U 3AN ("ICI"); and
(2)	JOHNSON MATTHEY PUBLIC LIMITED COMPANY (registered number 33774) whose registered office is at 2-4 Cockspur Street, Trafalgar Square, London SW1Y 5BQ (the "Purchaser").

BACKGROUND

ICI has agreed to sell and transfer (or procure the sale and transfer of) certain assets comprising the Business as a going concern and to sell and transfer (or procure the sale and transfer of) the Shares, and the Purchaser has agreed to purchase the same and to assume the liabilities and other obligations of the Business on the terms of this Agreement.

IT IS NOW AGREED THAT:
1.	INTERPRETATION
1.1	Defined Terms
In this Agreement, the following words and expressions shall have the following meanings:
"ACMA" means ACMA Limited, a company incorporated in England and Wales (registered number 00531753) whose registered office is at 20 Manchester Square, London W1U 3AN;
"Acquisition Creditors" means any amount or liability of the Business Sellers other than ICI C&P or Company Sellers outstanding (whether due or contingent) as consideration pursuant to an agreement for the purchase of any business or any company forming part of the Business;
"After Tax Basis" means, in relation to any payment to be made under any Transaction Document, where the payment is subject to a Tax Liability in the hands of the recipient of the payment (the "Recipient") that:
(a)	the amount of the payment shall be grossed up by such an amount as shall ensure that after payment of the Taxation so charged there shall be left a sum equal to the amount that would otherwise have been payable with respect to the payment had it not been subject to a Tax Liability but taking into account any reduction in profits, income or gains subject to Taxation as a result of the circumstances giving rise to such payment so as to leave the Recipient in no worse and no better position than it would have been had the circumstances giving rise to the payment not arisen; and
(b)	if following the making of the payment the Recipient has received or utilised or is capable of utilising a tax credit, relief, remission, repayment as a result of the circumstances giving rise to such payment then:
(i)	if the Recipient is a Seller, ICI shall, or shall procure that the relevant Seller shall, promptly pay to the Purchaser the amount which will leave the relevant Seller in no worse and no better position than it would have been in had the circumstances giving rise to the payment not arisen;

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(ii)	if the Recipient is a Purchasing Company, the Purchaser shall, or shall procure that the relevant Purchasing Company shall, promptly pay to ICI the amount which will leave the relevant Purchasing Company in no worse and no better position than it would have been in had the circumstances giving rise to the payment not arisen;
"Agreed Rate" means, in relation to interest accruing in respect of any day, a rate of 2% per annum above the base rate of Barclays Bank plc prevailing at the close of business on that day;
"Assumed Liabilities" means the Business Creditors and all other liabilities and obligations of the Business Sellers under or in relation to the Business Contracts and all other obligations, liabilities, duties and sums owing of any kind or nature whatsoever (including without limitation, liabilities arising under any Contract, or out of the supply of products or services, whether actual or, in the case of periodical payments, accrued, due, or contingent or otherwise payable to any person by ICI or any other member of the ICI Group (other than the Companies)) to the extent that they relate to the operation of the Business other than the UK Business Creditors and except for those obligations and liabilities set out in Clause 4.4 (Retained liabilities);
"Assurances" means any indemnity, guarantee, suretyship or any other similar commitment made or given by or on behalf of any member of the ICI Group (other than the Companies) or any of their respective agents, directors, officers, employees or advisers in relation to the ROW Business or the Companies prior to the First Completion or in relation to the Indian Business, prior to the Second Completion;
"Auditors" means the auditor(s) from time to time of each of the Companies;
"Available Technical Information" has the meaning given to it in Clause 21.5 (Allocation of Technical Information);
"Balance Sheet Date" means 31 December 2001;
"Balancing Payment Date" means the fifth Business Day after the issue of the Final Certificate of the Net Asset Adjustment;
"Bank Guarantee" means the bank guarantee of that name in the Agreed Terms to be provided by HSBC Bank plc and delivered by the Purchaser at First Completion and listed in Part 1 (Agreements and deeds) of Schedule 16 (The Transaction Documents);
"Business" means, as the context requires, the ROW Business and/or the Indian Business PROVIDED THAT should the Second Completion not occur this definition shall be deemed to be amended to exclude the reference to "the Indian Business" and each other reference within each of the Transaction Documents to "the Indian Business", and all clauses, paragraphs, definitions or references to the extent they relate to "the Indian Business" shall be deemed to be deleted (save for the provisions of Paragraphs 1.1 (Failure to complete sale of Indian Business) and 1.2 (Removal of Indian Business) of Schedule 18 (Provisions dealing with the Indian Business)) from the Transaction Documents;

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"Business Assets" means those assets of the Business agreed to be sold and purchased pursuant to Clause 2.1 (Sale and Purchase of the Business);
"Business Cash Consideration" means the sum of £192,605,000 representing the unadjusted consideration for the Business Assets;
"Business Contracts" means all Contracts entered into by the Business Sellers prior to the Transfer Time which are in effect (in whole or in part) as at the Transfer Time;
"Business Creditors" means, as at the Transfer Time, the Creditors of each of the Business Sellers other than ICI C&P;
"Business Day" means any day (not being a Saturday or Sunday) when clearing banks are open for the transaction of general banking business in London and New York;
"Business Debtors" means, as at the Transfer Time, the Debtors of each of the Business Sellers other than ICI C&P;
"Business Goodwill" means, as at the Transfer Time, all the goodwill of the Business Sellers in relation to the Business, including the exclusive right for the Business Purchaser(s) to trade under the name of the Business and represent itself (themselves) as carrying on the Business in succession to ICI as from the Transfer Time, but excluding all goodwill attaching to and all rights under the Excluded Trade Marks;
"Business IP" means all Intellectual Property which at the ROW Transfer Time is owned by any of the Business Sellers and which is or has been used (whether commercially or in development) exclusively in, or which exclusively relates to, the Business, including in any event all Intellectual Property which is owned by any Business Seller and which arises out of any of the Legacy SRF Projects and all that which subsists in the software identified in Appendix 5 to Schedule 21 (Information Technology) and excluding for the avoidance of doubt: (i) the Excluded IP, and (ii) all Intellectual Property licensed to the Purchaser under the IP Agreement;
"Business Plant and Machinery" means all the plant, machinery, equipment, computer and communications hardware, loose tools, fixtures, fittings, furniture, vehicles and other goods owned by any of the Business Sellers and used exclusively in relation to the Business as at the Transfer Time (excluding for the avoidance of doubt the Resale Equipment) and shall include, for the purposes of Schedule 1 (Conduct of the Business and the Companies until Completion) only, any of the foregoing as are owned by each of the Companies or used in relation the Business pursuant to the terms of finance leases or any similar arrangement at the date of this Agreement;
"Business Properties" means the freehold, leasehold and licensed properties, details of which are set out in Part 4 (List of Business Properties) of Schedule 2 (Property Matters);
"Business Purchasers" means the Purchaser and/or such other wholly owned members of the Purchaser's Group as the Purchaser shall nominate and procure to purchase all or part of the Business;
"Business Sellers" means ICI and/or such other members of the ICI Group as ICI shall procure to sell the Business to the Purchaser and (if applicable) each Business Purchaser;

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"Business Stock" means such of the Stock as is owned by any of the Business Sellers for the purposes of and relating to the Business as at the Transfer Time;
"Business Technical Information" has the meaning given to it in Clause 21.5 (Allocation of Technical Information);
"Canadian Company" means Tracerco Radioactive Diagnostic Services Canada, Inc. a corporation incorporated in accordance with the laws of Canada (registered number 158462.6) whose principal place of business is at 9-1173 Michener Road, Sarnia M75 5C5, Canada;
"Canadian Share Sale Agreement" means the agreement of that name in the Agreed Terms between ICI Americas Inc. and Johnson Matthey Limited (Canada) relating to the transfer of the Shares of the Canadian Company and listed in Part 1 (Agreements and deeds) of Schedule 16 (The Transaction Documents);
"Cash Balance" means in respect of each Company the cash in hand and cash deposits with or balances at any Financial Institution (together with all accrued interest) as at the Transfer Time and, for the avoidance of doubt, including: (i) cheques received from third parties but not presented and deducting cheques drawn by any Company but not cleared to the extent that such unpresented or uncleared cheques are not reflected in its accounting records, provided that such cheques are subsequently honoured; (ii) adding back cheques drawn by any Company reflected in its accounting records as being cleared but which are subsequently dishonoured and deducting cheques received from third parties reflected in its accounting records as being cleared but which are subsequently dishonoured; (iii) all accepted bills or notes; (iv) all electronic funds transfers in transit in favour of, but not yet credited against, the accounts of each Company; and (v) all securities readily convertible into cash each calculated on a consistent basis with the corresponding assets and liabilities (if any) reflected in the Net Asset Statement;
"Chilton Business Property" means the Business Property listed as number 1 in Part 4 (List of Business Properties) of Schedule 2 (Property Matters);
"Chilton Retained Facility" means the TRIGA (registered trade mark of General Atomics, San Diego, California, designating "Training, Research, Isotope Production, General Atomics") facility and the isotope preparation facility on the Chilton Retained Site and all related buildings, materials and where the context admits, any Business Contracts or other Business Assets used primarily in connection with the TRIGA facility, the isotope preparation facility and/or the Chilton Retained Site;
"Chilton Retained Licence" means licence No. 43 for the TRIGA Reactor and the isotope preparation facility dated December 1987 (as amended from time to time);
"Chilton Retained Site" means the Property as defined in the Put and Call Option Agreement;
"Closing Net Debt Statement" means, in relation to the Companies, the closing statement as at the First Completion Date, prepared in accordance with the provisions of Part 1 (Closing Net Debt Statement) of Schedule 12 (Debt);
"Companies" means each of ACMA and the Canadian Company, details of which are set out in Schedule 13 (The Companies), but for the avoidance of doubt excluding the Dormant Companies;

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"Company Contract" means all Contracts entered into by the Companies prior to the Transfer Time which are in effect (in whole or in part) as at the Transfer Time;
"Company Employees" means those persons employed by the Companies at the ROW Transfer Time;
"Company IP" means all Intellectual Property which at the ROW Transfer Time is owned by any of the Companies;
"Company Property" means each of the properties described in Part 5 (List of Company Properties) of Schedule 2 (The Properties);
"Company Purchasers" means the Purchaser and/or such other wholly owned members of the Purchaser's Group as the Purchaser shall nominate and procure to purchase all or a proportion of the Shares from the Company Sellers;
"Company Reliefs" means all Reliefs arising as a consequence of any Event occurring (or deemed to occur) on or before the ROW Transfer Time or in respect of a period ended on or before the ROW Transfer Time that are available to any of the Companies to reduce or eliminate any Tax Liability (including any Group Relief);
"Company Sellers" means ICI and/or such other members of the ICI Group as ICI shall procure to sell the Shares to the Company Purchasers;
"Competent Authority" means any competent court or regulatory authority with responsibility for Environmental Laws;
"Completion" means, as the context requires, either of First Completion or Second Completion;
"Completion Date" means, as the context requires, either of the First Completion Date or the Second Completion Date;
"Conditions" means, as the context requires, the First Completion Condition and/or the Second Completion Conditions;
"Confidentiality Agreement" means the letter agreement entered into by ICI and the Purchaser on 21 March 2002;
"Contaminated Land" means land which is in such a condition by reason of substances being in, on or under the land that either:
(a)	significant harm is being caused or there is a significant possibility of such harm being caused; or
(b) pollution of controlled waters is being, or is likely to be, caused;
"Contracts" means:
(a)	any agreements, contracts, commitments, understandings, binding arrangements, licences, purchase orders and all other forms of engagements or agreements of any kind or nature, express, implied, written or oral to the extent that they relate to the whole or any part of the Business, the Business Assets or the Shares; and
(b)	any offers, tenders or the like to the extent relating to the Business and made by the Business Sellers prior to the ROW Transfer Time, and including in the case of the Indian Business any of the foregoing arising between the ROW Transfer Time and the Indian Transfer Time, which are, or may be, capable, at any time following the Transfer Time, of being converted, by an acceptance or other act of some other person, into obligations of the Business Sellers in relation to the Business;

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"Contractual Claim" means a claim (other than an Environmental Claim or a Tax Claim or, for the avoidance of doubt, a Warranty Claim) whether in contract, tort or otherwise by the Purchaser (or the relevant member(s) of the Purchaser's Group) against all or any of the Sellers under the terms of any of the Transaction Documents other than in respect of:
(a)	a breach of the terms of the Deed of Restrictive Covenant;
(b)	any sum assessed and determined to be payable by ICI or ICI India to the Purchaser in accordance with the terms of Clause 3.2 (Payment of ROW Consideration) or Clause 3.3 (Payment of Indian Consideration) or Schedules 11 (Determination and Certification of Net Asset Adjustment), 12 (Debt) or 18 (Provisions dealing with the Indian Business);
(c)	any breach by ICI of the terms of this Agreement or any other Transaction Document in relation to the obligations of ICI or any other Business Seller or Company Seller to transfer, or procure the transfer of, the Business (including without limitation any of the items listed in Clauses 2.1(a) to (h) (Sale and purchase of the Business); or
(d)	any breach by ICI of its obligations pursuant to Clauses 4.4 (Retained liabilities), 7 (Conditions), 11 (The Business Contracts), 20 (Further Assurance), 21.2 (Provision of records), 21.3 (Preservation of records), 21.4 (Litigation), 24 (Confidentiality), 25.3 (Use of the Synetix Trade Marks), Schedule 1 (Conduct of the Business and the Companies until Completion), Schedule 5 (Pensions and Related Benefits), Schedule 18 (Provisions dealing with the Indian Business) or Schedule 20 (The Employees);
"Covenant Consideration" means the sum of £13,000,000, representing the consideration for ICI entering into the Deed of Restrictive Covenant;
"Creditors" means all amounts owed by the Business Sellers or the Companies to third party creditors in connection with the Business as at the ROW Transfer Time including all amounts owed (whether accrued or due) to trade and other creditors and members of the ICI Group in respect of Intra-Group Trading Amounts, in respect of the Business but excluding (i) any Tax Liability, provisions and accruals for payroll taxes and VAT included in the Special Purpose Accounts; (ii) liabilities in respect of Intra-Group Payables; and (iii) bank borrowings, the value of which shall be determined in accordance with Schedule 11 (Determination and Certification of Net Asset Adjustment);
"Data Room" means the facility provided by the Sellers at the offices of the Seller's Lawyers and/or at the offices of ICI for the purpose of allowing the Purchasers to undertake due diligence with respect to the Business and the Companies;
"Data Room Index" means the data room index in the Agreed Terms;
"Debt Payment Date" means the Business Day falling five Business Days after the final agreement or determination of the Closing Net Debt Statement;

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"Debtors" means all book and other debts, Prepayments and accrued income owing or accrued to the Business Sellers or the Companies, including any rights of the Business Sellers or the Companies to receive payments directly related to the operation of the Business (including any Intra-Group Trading Amounts owed by any member of the ICI Group) as at the ROW Transfer Time, whether or not then invoiced and whether or not then due and payable (but excluding any amounts due in respect of Intra Group Receivables), the value of which shall be determined in accordance with Schedule 11 (Determination and Certification of Net Asset Adjustment);
"Deed of Restrictive Covenant" means the deed of that name in the Agreed Terms between ICI and the Purchaser and listed in Part 1 (Agreements and deeds) of Schedule 16 (The Transaction Documents). After the First Completion Date and where appropriate, reference to the Deed of Restrictive Covenant shall mean the Deed of Restrictive Covenant as executed by the parties to it;
"Deed of Tax Covenant" means the deed of that name in the Agreed Terms between ICI and the Purchaser and listed in Part 1 (Agreements and deeds) of Schedule 16 (The Transaction Documents). After the First Completion Date and where appropriate, reference to the Deed of Tax Covenant shall mean the Deed of Tax Covenant as executed by the parties to it;
"Default Rate" means in relation to interest accruing in respect of any day falling after a Due Date, a rate of 4% per annum above the base rate of Barclays Bank plc prevailing at the close of business on that day;
"Designated Investment Exchange" means any designated investment exchange as defined, from time to time, in the Glossary to the FSA Handbook of Rules and Guidance published by the Financial Services Authority, or any modification or replacement of it;
"Disclosed Information" means:
(a) the Disclosure Letter;
(b)	(i) all documents provided to the Purchaser for inspection and review in the Data Room which shall constitute files of documents identified as being attached to the Disclosure Letter and initialled by the Sellers’ Lawyers and the Purchaser's Lawyers for the purpose of identification, and (ii) such further documents as have been provided by ICI or the Sellers' Lawyers and which are referred to in the Disclosure Letter or the Data Room Index;
(c)	the Information Memorandum; and
(d)	written materials provided at or in relation to presentations by the management of the Business and/or by ICI and listed in the Data Room Index;
"Disclosure Document" means a document listed on the Data Room Index;
"Disclosure Letter" means the letter of the same date as this Agreement from the Warrantor and addressed to the Purchaser;
"Dormant Companies" means each of Synetix Limited, Katalco Limited and Tracerco Limited;

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"Due Date" means, in respect of any sum payable or obligation to be performed under any of the Transaction Documents, the day specified for that payment to be made or that obligation to be performed or, if that day is not a Business Day, the immediately preceding Business Day;
"ECMR" means Council Regulation (EEC) No. 4064/89 as amended by Council Regulation (EC) No. 1310/97;
"Employees" means those persons, including the European Employees, the U.S. Employees, the Indian Employees, the Other Employees and the Non-European Employees, who are engaged or employed in connection with the Business and the Company Employees at the Transfer Time (whether as a consultant, agent, representative or otherwise);
"Employee Records" means the medical and other personnel records relating to the Employees;
"Environment" means all or any of the following media: the air, water including without limitation coastal and inland waters, surface waters and ground waters and land provided, however, that such media within any building or other manmade structures (excluding made ground) above or below ground are excluded from this definition;
"Environmental Claim" means any claim by the Purchaser under the Environmental Deed of Indemnity;
"Environmental Deed of Indemnity" means the deed of that name in the Agreed Terms between ICI and the Purchaser and listed in Part 1 (Agreements and deeds) of Schedule 16 (The Transaction Documents). After the First Completion Date and where appropriate, reference to the Environmental Deed of Indemnity shall mean the Environmental Deed of Indemnity as executed by the parties to it;
"Environmental Laws" means all or any applicable laws (whether civil, criminal or administrative), common law, statutes, statutory instruments, statutory guidance, subordinate legislation, civil codes, awards by any Competent Authority, treaties, regulations, directives, decisions or by-laws, orders, notices or judgments, each as legally enforceable and which relate to the pollution or protection of the Environment and which are in force and binding at the date of this Agreement;
"Environmental Permit" means all or any Permits required under Environmental Laws for the operation of the Business or the occupation or use of any of the Properties by the Business on or before the date of this Agreement, but, for the avoidance of doubt, excluding the Retained Permits;
"Environmental Warranties" means those Warranties (and only those Warranties) in Paragraph 13 of Part 1 (General Warranties (Business and Companies)) of Schedule 6 (Warranties);
"European Country" means any member state of the European Union at the date of this Agreement;
"European Employees" means those persons who are engaged or employed in connection with or who are employees of the Business to whom the Regulations apply (including the Seconded European Employees) at the ROW Transfer Time (whether as a consultant, agent, representative or otherwise) and (save in relation to the Seconded European Employees) who are ordinarily working in any European Country (where the Regulations are applicable either directly or through implementation in the respective national laws) who are not Company Employees or Retained Employees;

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"Excluded Assets" means collectively the Shared Assets and each of those assets which are listed in Part 1 (The Excluded Assets) of Schedule 9 (The Excluded Assets and Excluded Contracts);
"Excluded Contracts" means the Contracts listed in Part 2 (Excluded Contracts) of Schedule 9 (The Excluded Assets and Excluded Contracts);
"Excluded IP" means collectively:
(a)	the Excluded Trade Marks;
(b)	all Intellectual Property subsisting in any Technical Information provided to the Business or the Companies by MSG and/or STG, except to the extent expressly provided in the IP Agreement;
(c)	the Uniqema Excluded Technology;
(d)	all Intellectual Property in the ICI Group Standards; and
(e)	the HDTO Background and the Ruthenium Technology;
"Excluded Technical Information" has the meaning given to it in Clause 21.5 (Allocation of Technical Information);
"Excluded Trade Marks" has the meaning given to it in Clause 25.2 (Use of the Excluded Trade Marks);
"FCO" means the Bundeskartellamt of the Federal Republic of Germany;
"Final Cash Balances" means, in relation to any Company, the aggregate amount of its Cash Balance (expressed in pounds) as reflected in the books of that Company as at the ROW Transfer Time;
"Final Certificate of the Net Asset Adjustment" has the meaning given to it in Part 1 (The Net Asset Statement) of Schedule 11 (Determination and Certification of Net Asset Adjustment);
"Final Financial Debt" means, in relation to any Company, the aggregate amount expressed in pounds and calculated as at the ROW Transfer Time of all borrowings and indebtedness, loan stocks, bonds, debentures, notes and overdrafts (together with all accrued interest) of that Company owed to a Financial Institution (apart from indebtedness resulting from operating leases) in each case as reflected in the books of that Company and calculated on a consistent basis with the corresponding assets and liabilities (if any) reflected in the Net Asset Statement;
"Financial Institution" means any banking, lending or other similar institution or organisation, which, in each case, is not a member of the ICI Group;
"First Completion" means the completion of the sale and purchase of the ROW Business and the Shares pursuant to Clause 9 (Completion);
"First Completion Business Assets" means those Business Assets to be sold and purchased at First Completion pursuant to Clause 9 (Completion) and in respect of which Completion actually takes place on that date;

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"First Completion Condition" means the condition to First Completion which is referred to in Clause 7.1 (Conditions) and set out in Paragraph 1 (First Completion Condition) of Schedule 15 (Conditions);
"First Completion Date" means the first Business Day of the calendar month (the "Designated Month") following the month in which the First Completion Condition has been satisfied or waived pursuant to Clause 7 (Conditions) provided there are at least 3 Business Days between the day on which fulfillment or waiver of such Condition occurs and such first Business Day. If there are less than 3 Business Days between such dates then the First Completion Date shall be the first Business Day of the next calendar month after the Designated Month or such other date as the parties may agree;
"First Long Stop Date" means 31 January 2003;
"General Warranties" means the Warranties other than the Taxation Warranties;
"German Business" means such part of the Business as is conducted by Uniqema;
"German Business Properties" means the Business Properties listed under numbers 8 and 9 in Part 4 (List of Business Properties) of Schedule 2 (Property Matters);
"German Business Sale Agreement" means the agreement in the Agreed Terms between Uniqema and Johnson Matthey Chemicals GmbH relating to the transfer of the German Business and the assumption of all relevant Assumed Liabilities and listed in Part 1 (Agreements and deeds) of Schedule 16 (The Transaction Documents);
"German Property Transfer Deed" means the Declaration of Conveyance and Assignment (Auflassungsund Abtretungserklärung) in the notarial form listed in Part 1 (Agreements and deeds) of Schedule 16 (The Transaction Documents);
"Group" means, in relation to any party, that party and each of its subsidiaries and subsidiary undertakings from time to time, any holding companies it may have from time to time and all other subsidiaries or subsidiary undertakings of any such holding companies, all of them and each of them as the context admits and "Group Member" shall mean any of those entities;
"Group Finance Manual" means that version of the ICI controller's manual as at 31 December 2001 which relates to ICI Group accounting language, a copy of which is identified as such and contained in the Data Room;
"Group Relief" has the meaning given in the Deed of Tax Covenant;
"Hazardous Substances" means any dangerous, hazardous, toxic or flammable substances, materials or pollutants, effluents or contaminants which are present in such quantities and concentrations as may result in harm to the Environment and which are regulated under Environmental Laws;
"HDTO Background" has the meaning stated in the IP Agreement;
"ICI C&P" means ICI Chemicals & Polymers Limited, a company incorporated in England and Wales (registered number 358535) whose registered office is at The Heath, Runcorn, Cheshire WA7 4QF;
"ICI Finance" means ICI Finance PLC, a company incorporated in England and Wales (registered number 45690) whose registered office is at The Heath, Runcorn, Cheshire WA7 4QF;

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"ICI Group" means any of the following from time to time: ICI, its subsidiaries and subsidiary undertakings and any holding company of ICI and all other subsidiaries and subsidiary undertakings of any holding company of ICI, but excluding (after First Completion) the Companies, and "member of the ICI Group" shall be construed accordingly;
"ICI Group Standards" means the standards described in Part 4 (ICI Group Standards) of Schedule 4 (Intellectual Property);
"ICI India" means ICI India Limited, a public limited company incorporated under the provisions of the Indian Companies Act 1956 and having its registered office at 34 Chowringhee, Kolkata – 700 071, India and corporate office at "DLF Plaza Tower" 10th Floor, DLF Qutab Enclav Phase I, Gurgaon – 122 002, India;
"ICI India Shares" means the 20,776,000 fully paid shares of 10 rupees each in ICI India beneficially held by ICI;
"ICTA" means the Income and Corporation Taxes Act 1988;
"Indemnity Claim" means any claim by ICI (or relevant member of the ICI Group) pursuant to any of the indemnities given by the Purchaser (or the relevant member of the Purchaser's Group) under this Agreement;
"Indian Agreed Rate" means, in relation to interest accruing in respect of any day, the prime lending rate for working capital of the State Bank of India (SBI WCPLR) prevailing on the close of business on that day;
"Indian Asset Adjustment" means the amount by which it is determined pursuant to Schedule 11 (Determination and Certification of Net Asset Adjustment) as at the First Completion Date that the net value of those Indian Business Assets and those Indian Assumed Liabilities which are listed in the Pro Forma Net Asset Statement (and the Pro Forma Net Asset Value) is greater than or less than the net value of such Indian Business Assets and such Indian Assumed Liabilities as reflected in the Net Asset Statement, which sum shall be paid by or to ICI India (as the case may be) in accordance with Clause 3.3 (Payment of Indian Consideration) and the terms of the Indian Business Transfer Agreement;
"Indian Assumed Liabilities" means the Assumed Liabilities to the extent they relate to the conduct of the Indian Business or ownership of the Indian Business Assets at the Indian Transfer Time;
"Indian Business" has the meaning given to the "Indian Business" in the Indian Business Transfer Agreement;
"Indian Business Assets" means those of the Business Assets used in the Indian Business to be sold and purchased on the Second Completion Date;
"Indian Business Consideration" means the Indian Business Value as adjusted by the Indian Asset Adjustment;
"Indian Business Transfer Agreement" means the agreement of that name in the Agreed Terms relating to the sale of the Indian Business listed in Part 1 (Agreements and deeds) of Schedule 16 (The Transaction Documents);

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"Indian Business Value" means the value of the Indian Business being £19,000,000 to be paid as consideration for the sale of the Indian Business Assets under the terms of the Indian Business Transfer Agreement;
"Indian Employees" means those persons who are engaged or employed in connection with or are employees of the Indian Business (including the Seconded Indian Employees) at the Indian Transfer Time (whether as consultant, agent, representative or otherwise) who are not European Employees, Non-European Employees, Other Employees, U.S. Employees, Company Employees or Retained Employees;
"Indian IP Heads of Terms" means the heads of terms set out in Schedule 22 (Indian IP Heads of Terms);
"Indian Notice" means the circular to the shareholders of ICI India in the Agreed Terms;
"Indian Purchaser" means Johnson Matthey Chemicals India Private Limited;
"Indian Trading Payment" means the net cash flow before tax less the tax charge on an accruals basis derived from the operation of the Indian Business during the period between the ROW Transfer Time and the Indian Transfer Time calculated and/or derived in accordance with the accounting principles, procedures, policies and practices consistently applied to the Indian Business by ICI India to be determined in accordance with Schedule 18 (Provisions dealing with the Indian Business) and to be paid in accordance with the terms of the Indian Business Transfer Agreement;
"Indian Transfer Time" means, in relation to the Indian Business, 00.01 a.m. Indian Standard Time on the date Second Completion occurs;
"Information Memorandum" means the confidential memorandum relating to the Business, provided by ICI to the Purchaser and/or a member of its Group and/or its financial advisers, a copy of which is contained in the Data Room;
"Initial Payment" means the sum of £231,600,000 to be paid by the Purchaser at First Completion and representing the aggregate of:
(a)	the Business Cash Consideration (less an amount equal to the Indian Business Value) and the Share Consideration (in each case for the avoidance of doubt before these sums are adjusted in accordance with Schedule 11 (Determination and Certification of Net Asset Adjustment) and Schedule 12 (Debt)); and
(b)	the Covenant Consideration;
"Intellectual Property" means all patents, utility models, rights in inventions (whether patentable or not) trade and service marks, rights in logos, get-up and trade names and the goodwill attaching to any of them, domain names, right in designs, copyrights, moral rights, topography rights, rights in databases, trade secrets, confidential information and know-how, and any rights or forms of protection of a similar nature and having equivalent or similar effect to any of them which subsist anywhere in the world in all cases whether or not registered or registrable and including registrations and applications for registration or grant of any of these and rights to apply for the same;
"Intra-Group Debt" means the Intra-Group Payables less the Intra-Group Receivables as at the ROW Transfer Time;

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"Intra-Group Payables" means the aggregate intra-group financial indebtedness of any of the Companies owing to any other members of the ICI Group outstanding as at the ROW Transfer Time (apart from amounts representing Intra-Group Trading Amounts), plus all accrued interest (if any) on such indebtedness as at the ROW Transfer Time;
"Intra-Group Receivables" means the aggregate intra-group financial indebtedness owing to any of the Companies by any other members of the ICI Group outstanding as at the ROW Transfer Time (apart from amounts representing Intra-Group Trading Amounts and insurance receivables due and payable by IC Insurance Limited or any other subsidiary of ICI), plus all accrued interest (if any) on such indebtedness as at the ROW Transfer Time;
"Intra-Group Trading Amounts" means all amounts owed by or to any Business Seller and/or by or to any of the Companies as a result of the ordinary course of business to or by any other member of the ICI Group as at the ROW Transfer Time;
"IP Agreement" means the agreement of that name in the Agreed Terms relating to the licensing of Intellectual Property and to the arrangements in respect of the research projects and listed in Part 1 (Agreements and deeds) of Schedule 16 (The Transaction Documents);
"Italian Business" means such part of the Business as is conducted by ICI Italia S.r.l., and to be purchased by Johnson Matthey Italia Spa.;
"Japanese Business" means such part of the Business as is conducted by Nippon NSC Ltd;
"Japanese Business Sale Agreement" means the agreement of that name in the Agreed Terms between Nippon NSC Limited and Johnson Matthey Services Limited relating to the transfer of the Japanese Business and the assumption of the relevant Assumed Liabilities and listed in Part 1 (Agreements and deeds) of Schedule 16 (The Transaction Documents);
"Legacy SRF Projects" means the projects listed in Part 2 (Legacy SRF Projects) of Schedule 14 (Strategic Research Fund Projects);
"Local Agreements" means each of:
(a)	the Canadian Share Sale Agreement;
(b)	the German Business Sale Agreement;
(c)	the Indian Business Transfer Agreement;
(d)	the Japanese Business Sale Agreement;
(e)	the Malaysian Business Sale Agreement;
(f)	the Russian Business Sale Agreement;
(g)	the Spanish Business Sale Agreement;
(h)	the U.S. Business Sale Agreement; and
(i)	such other local transfer agreements as may be necessary or reasonably required effectively to transfer or evidence the transfer of the Business or the Business Assets or the assumption of the Assumed Liabilities in any jurisdiction in accordance with this Agreement and/or applicable law;

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"Losses" in respect of any matter, event or circumstance includes all demands, claims, actions, proceedings, damages, payments, losses, costs, expenses or other liabilities (including all interest, penalties, legal and other professional costs and expenses) arising or incurred in connection with such matter, event or circumstance;
"Malaysian Business" means such part of the Business as is conducted by ICI (Malaysia) Holdings Sdn Bhd;
"Malaysian Business Sale Agreement" means the agreement of that name in the Agreed Terms between ICI (Malaysia) Holdings Sdn Bhd and Johnson Matthey Ceramics (Malaysia) Sdn Bhd relating to the transfer of the Malaysian Business and the assumption of the relevant Assumed Liabilities and listed in Part 1 (Agreements and deeds) of Schedule 16 (The Transaction Documents);
"Management Accounts" means the slide headed "Current Trading and 2002 Budget" a copy of which is identified as such and contained in the "Business Performance Update : 21 August 2002" and the document headed "Synetix-YTD August 2002 Financial Performance", each as contained in the Disclosed Information;
"Material Contracts" means those Contracts identified:
(a)	in respect of customers of the Business, in the third column of document 1.1.13 of the Data Room Index; and
(b)	in respect of suppliers to the Business, in the third column of document 1.1.15 of the Data Room Index;
"MSG" means the division of ICI currently known as the "Measurement Science Group";
"Net Asset Adjustment" means the amount by which the Pro Forma Net Asset Value (excluding any amounts taken into account in calculating the Indian Asset Adjustment) is greater than or less than the Net Asset Value (excluding any amounts taken into account in calculating the Indian Asset Adjustment) as the case may be;
"Net Asset Statement" means the statement substantially in the form set out in Part 2 (Pro Forma Net Asset Statement) of Schedule 11 (Determination and Certification of Net Asset Adjustment) to be prepared in accordance with Schedule 11 (Determination and Certification of Net Asset Adjustment);
"Net Asset Value" means the value of the net assets of the Business as at the ROW Transfer Time computed in accordance with Schedule 11 (Determination and Certification of Net Asset Adjustment);
"Net Debt Adjustment" means the resulting amount arising from the sum of the Final Cash Balances and the Intra-Group Receivables less the Final Financial Debt and the Intra-Group Payables each as determined in accordance with Schedule 12 (Debt);
"Non-European Employees" means those persons who are engaged or employed in connection with or are employees of the Business at the ROW Transfer Time (whether as consultant, agent, representative or otherwise) and who are ordinarily working in Canada, Japan, Russia, Norway or Malaysia and who are not Company Employees or Retained Employees;

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"Ordinary Resolution" means the ordinary resolution of the shareholders of ICI India in the Agreed Terms approving the sale of the Indian Business;
"Other Employees" means the individuals (and only those individuals) whose names are disclosed in the List of Other Employees delivered by ICI to the Purchaser pursuant to Paragraph 1.1(i) (General) of Part 1 (The Business) of Schedule 3 (Completion Arrangements) to this Agreement;
"Panki Assets" means those assets owned and used by ICI India in the conduct of the Indian Business which are located at the Panki Site and without limitation to the foregoing including all Contracts which exclusively apply in their terms to the Business as conducted at the Panki Site;
"Panki Employees" means those Indian Employees who are engaged or employed by ICI India at the Panki Site at Second Completion;
"Panki Site" means all that land owned by ICI India housing the manufacturing division of the Indian Business known as Panki Works, Udyog Nagar, Kanpur 208 022, Uttar Pradesh, India;
"Permit" means an authorisation, certificate, approval, permit, licence, registration, or consent issued by a governmental or other regulatory body;
"Permitted Liens" means: (i) liens for Taxes, assessments or governmental charges or levies not yet due and delinquent or being diligently contested in good faith, and (ii) statutory liens of carriers, warehousemen, mechanics and the like arising in the ordinary course of the Business which do not impair in any material respect the conduct of the Business or the use of the Business Assets in the manner used from time to time;
"Prepayments" means all amounts paid (whether by deposit, prepayment or otherwise) prior to the ROW Transfer Time by or on behalf of the Business Sellers so far as the same relate to expenses, liabilities or obligations, or the right to receive goods or services, in connection with the carrying on of the Business in respect of any period after the ROW Transfer Time (but excluding, for the avoidance of doubt, amounts in respect of Taxation of any kind);
"Primary Books and Records" means all lists of customers and suppliers, business plans and forecasts (prepared by anyone employed in the Business), notices, enquiries, orders, correspondence, computer disks, tapes or other machine readable or other records of a financial or marketing nature to the extent that they relate exclusively to the Business and are owned by any Business Seller, but excluding: (i) VAT records, and (ii) any of the foregoing to the extent that they contain Excluded Technical Information or relate to the Chilton Retained Facility, Chilton Retained Licence and/or the Chilton Retained Site;
"Pro Forma Net Asset Statement" means the pro forma statement set out in Part 2 (Pro Forma Net Asset Statement) of Schedule 11 (Determination and Certification of Net Asset Adjustment);
"Pro Forma Net Asset Value" means the amount shown against "Total Pro Forma Net Asset Value" in the Pro Forma Net Asset Statement;

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"Properties" means the Business Properties and the Company Properties;
"Purchaser's Claim" means a Warranty Claim, a Contractual Claim or an Environmental Claim but not a Tax Claim;
"Purchaser’s Group" means any of the following from time to time: the Purchaser, its subsidiaries and subsidiary undertakings and any holding company of the Purchaser from time to time, including (after First Completion) the Companies, and all other subsidiaries and subsidiary undertakings of any holding company of the Purchaser and "member of the Purchaser's Group" shall be construed accordingly;
"Purchaser's Lawyers" means Herbert Smith of Exchange House, Primrose Street, London EC2A 2HS;
"Purchasers" or "Purchasing Companies" means the Business Purchasers and the Company Purchasers;
"Purchaser Warranties" means the warranties referred to in Clause 15.1 (Purchaser's Warranties);
"Put and Call Option Agreement" means the agreement of that name between ICI C&P and the Purchaser relating to the Chilton Retained Site in the Agreed Terms and listed in Part 1 (Agreements and deeds) of Schedule 16 (The Transaction Documents);
"Radioactive Tracers and Sources" means one or more chemical compounds or elements containing any nuclide capable of emitting radiation by its spontaneous transformation used for the purpose of physical and/or chemical measurement or any quantity of any radioactive material used as a source of ionising radiation;
"Recognised Investment Exchange" means any recognised investment exchange as defined in the Financial Services and Markets Act 2000, the Alternative Investment Market of the London Stock Exchange, the New York Stock Exchange, Nasdaq Europe and any other Designated Investment Exchange;
"Regulations" means EC Directive No. 77 /187 dated 14 February 1977 (as amended) and the provisions of any legislation, statute, regulation, collective agreement or other instrument implementing the provisions of this directive including without limitation, in the United Kingdom, the Transfer of Undertakings (Protection of Employment) Regulations 1981 (as amended) and in Germany, Sec. 613a of the German Civil Code.;
"Relevant Competition Authority" means each authority, or regulatory body with legal authority to make a decision granting or refusing consent to a merger or acquisition falling within its jurisdiction and within whose jurisdiction the Purchaser has a mandatory obligation to notify such authority or body of the acquisition of all or part of the Business and the Companies by the Purchasers solely for the purpose of obtaining any consent which as a requirement of law within that jurisdiction must be obtained before the transfer of such part of the Business as actually falls within the relevant jurisdiction can be implemented in accordance with the terms of this Agreement or any relevant Local Agreement;
"Relief" means any loss, relief, allowance, set-off, or credit in respect of any Tax or any deduction in computing income, profits or gains for the purposes of any Tax and any right to repayment of taxation including any repayment supplement or interest in respect of Tax;

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"Remediation" means removing, remedying, cleaning up, abating and/or containing the presence in or effect on soil or water of Hazardous Substances;
"Resale Equipment" means all equipment and/or products for the measurement, monitoring and/or diagnosis of the presence, amounts, densities and/or composition of gases, liquids and/or solids (including those which are sealed or unsealed radioactive sources), manufactured or purchased for the purpose of sale to third parties in the course of conduct of the Business by any of the Business Sellers or the Companies;
"Retained Employees" means the individuals (and only those individuals) whose names are disclosed in the List of Retained Employees delivered by ICI to the Purchaser pursuant to Paragraph 1.1(i) (General) of Part 1 (The Business) of Schedule 3 (Completion Arrangements) to this Agreement;
"Retained Permits" means those Permits listed in Schedule 17 (Retained Permits);
"Retained Seconded Employees" means the individuals (and only those individuals) whose names are disclosed in the List of Retained Seconded Employees delivered by ICI to the Purchaser pursuant to Paragraph 1.1(i) (General) of Part 1 (The Business) of Schedule 3 (Completion Arrangements) to this Agreement;
"ROW Business" means that part of the business of ICI and the other members of the ICI Group, but not ICI India, as at the date of this Agreement, which relates to:
(a)	the development, production, marketing, sale and/or leasing of Specified Catalysts;
(b)	the marketing and sale of antimony, germanium and Raney Nickel catalysts;
(c)	the development, production, marketing, sale and/or leasing of adsorbents and absorbents based on metal oxides, sulphides, carbonates, hydroxides and/or zeolites, and/or silicas and/or aluminas and/or blends of any of the foregoing to remove traces of contaminants from gaseous and liquid hydrocarbons and other gaseous or liquid process streams, or from electronic and optoelectronic devices packages and processes;
(d)	the development, production, marketing and/or sale of the following specialty inorganic materials:
(i)	getters (solid absorbents and solid adsorbents);
(ii)	support materials (comprising formed alumina, formed silica, formed titania and formed zirconia, and mixtures thereof);
(e)	the marketing and sale of cobalt-based polyester colour management systems;
(f)	the following immobilised ionic liquids, namely aluminium trichloride and iron trichloride, +1-(triethoxy–silyl)-propyl-3-methyl-imidazolium chloride and +1-(triethoxy-silyl)-butyl-methyl-imidazolium chloride;
(g)	the provision of associated product and applications technical support, including software and expert systems and contract research, to customers of the products described in paragraphs (a) to (f) above and paragraph (n) below;
(h)	the business carried on under the "Tracerco" name which consists of the provision of services including software and expert systems for the measurement, monitoring and/or diagnosis of the presence, amounts, densities, levels and interfaces and/or composition of gases, liquids and/or solids, including those which use sealed or unsealed radioactive sources and/or chemical tracers, and the development, production, marketing, sale and/or leasing of equipment used to provide these services;

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(i)	the development and/or licensing of process technology which makes use of Specified Catalysts or of the materials referred to in paragraphs (b), (c) and (e) above and paragraph (o) below;
(j)	the licensing and sub-licensing of technology relating to catalysts for the production of a chiral compound;
(k)	the provision of diagnostic and specialist measurement services to monitor plant parameters such as catalyst performance, gas distribution, flow measurement and leak detection;
(l)	the provision of engineering maintenance, safety and quality management services together with associated process consultancy, training and business consultancy, process design, improvement and optimisation, all relating to certain of the applications, sectors and transformations listed in paragraphs A and B of the definition of Specified Catalysts;
(m)	the provision of "catalyst care" services, namely advising users on the safe handling, loading, use, discharge, recovery, recycling and disposal of spent catalysts; and
(n)	the development, production, marketing and sale of ligands within the following groups of compounds (as those groups exist at Completion) namely (i) PhanePHOS, JAFAPhos, CTH P-PHOS, CTH Spiro-P and CTH BINAM (all where used in hydrogenation), (ii) Penta phenyl Ferrocene phosphines (all where used in Heck, and Suzuki coupling reactions), (iii) Zn(OTf)2 and N-methyl ephedrine (all where used in Carreira alkyne addition to aldehydes), (iv) Pd BINAP (all where used in Hartwig hydroamination), (v) SCT La Binol (all where used for asymmetric Michael reaction), (vi) Cu (oxazoline) on zeolite Y (all where used for asymmetric ene, Diels Alder reactions and/or aziridination) and (vi) organofunctionalised silica (all where used in immobilisation technology);
which is carried on by all Sellers other than ICI India outside India under the names "Synetix" and/or "Tracerco", but for the avoidance of doubt excluding from such part of the Business:
(o)	any activities carried on by the Sellers or any of the Sellers’ employees in connection with the Chilton Retained Facility or the Chilton Retained Site or under the scope of the Retained Permits, including activities in respect of decommissioning and/or de-licensing of the Chilton Retained Facility and/or the Chilton Retained Site and/or the transportation and/or disposal of waste from the Chilton Retained Facility and/or the Chilton Retained Site; and
(p)	the Excluded Assets;
"ROW Consideration" means the Initial Payment as adjusted by the Net Asset Adjustment and the Net Debt Adjustment;

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"ROW Transfer Time" means, in relation to the ROW Business, 00.01 am Greenwich Mean Time on the date First Completion occurs;
"Russian Business" means such part of the Business as is conducted by ICI International Limited;
"Russian Business Sale Agreement" means the agreement of that name in the Agreed Terms between ICI International Limited and the Purchaser relating to the transfer of the Russian Business and the assumption of the relevant Assumed Liabilities and listed in Part 1 (Agreements and deeds) of Schedule 16 (The Transaction Documents);
"Ruthenium Technology" has the meaning stated in the IP Agreement;
"Second Completion" means the completion of the sale and purchase of the Indian Business pursuant to Clause 9 (Completion);
"Second Completion Conditions" means the condition(s) to Second Completion which are referred to in Clause 7.1 (Conditions) and set out in Paragraph 2 (Second Completion Conditions) of Schedule 15 (Conditions);
"Second Completion Date" means the first Business Day of the calendar month (the "Second Designated Month") following the month in which the Second Completion Conditions have been satisfied or waived pursuant to Clause 7.2 (Waiving certain Conditions) provided there are at least 8 Business Days between the day on which fulfilment or waiver of such conditions and such first Business Day. If there are less than 8 clear Business Days between such dates then the Second Completion Date shall be the first Business Day of the next calendar month after the Second Designated Month or such other date as the parties may agree pursuant to Clause 9.4 (Late Completion);
"Secondary Books and Records" means, to the extent such items relate to the Business, a copy of all items which would constitute Primary Books and Records if they did not also relate to other activities of the ICI Group as well as the Business (but only the sections of such items which relate to the Business) but excluding any of the foregoing to the extent that they contain Excluded Technical Information;
"Second Long Stop Date" means 30 June 2003;
"Seconded European Employees" means the individuals (and only those individuals) whose names are disclosed in the List of Seconded European Employees delivered by ICI to the Purchaser pursuant to Paragraph 1.1(i) (General) of Part 1 (The Business) of Schedule 3 (Completion Arrangements) to this Agreement;
"Seconded Indian Employees" means the individuals (and only those individuals) whose names are disclosed in the List of Seconded Indian Employees delivered by ICI to the Purchaser pursuant to Paragraph 1.1(i) (General) of Part 1 (The Business) of Schedule 3 (Completion Arrangements) to this Agreement;
"Sellers" means collectively the Business Sellers and the Company Sellers;
"Seller's Lawyers" means Mayer, Brown, Rowe & Maw of 11 Pilgrim Street, London EC4V 6RW;
"Share Consideration" means the sum of £44,995,000 representing the unadjusted consideration for the sale of the Shares;

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"Shared Assets" means all assets owned by ICI or any other member of the ICI Group (not being Shared Contracts) which relate both to any part of the Business and to any other activities and operations of ICI or any other member of the ICI Group or which for the avoidance of doubt do not exclusively relate to the Business;
"Shared Contracts" means all Contracts to which any Business Seller or Company is a party as at the ROW Transfer Time which do not exclusively relate to the Business and which also relate to any other activities and operations of ICI or any other member of the ICI Group;
"Shared Technical Information" has the meaning given to it in Clause 21.5 (Allocation of Technical Information);
"Shares" means all of the issued shares in the share capital of the Companies, details of which are set out in Schedule 13 (The Companies);
"Spanish Business" means such part of the Business as is conducted by ICI Espana S.A.;
"Spanish Business Sale Agreement" means the agreement of that name in the Agreed Terms between ICI Espana S.A. and Johnson Matthey Ceramics S.A. relating to the transfer of the Spanish Business and the assumption of the relevant Assumed Liabilities listed in Part 1 (Agreements and deeds) of Schedule 16 (The Transaction Documents);
"Special Purpose Accounts" means the non-statutory special purpose accounts of the Business as carried on by the ICI Group in the United States of America, the United Kingdom, the Federal Republic of Germany, Canada and India, for the successive twelve month periods ended on and as at 31 December 1999, 31 December 2000 and 31 December 2001, a true copy of which is identified as such and contained in the Data Room;
"Specified BLP" has the meaning given to it in the IP Agreement;
"Specified Catalysts" means compounds containing one or more active elements comprising or containing any of the following, nickel, copper, iron, chromium, zinc, cobalt, molybdenum, titanium, antimony, platinum, rhodium, palladium, rhenium, ruthenium, lanthanum, cerium, potassium, caesium, magnesium, lead, gold, zirconium, manganese, sodium, calcium, vanadium, phosphorous, silver and iridium and optionally either:
(i)	a support comprising or containing any of the following alumina, calcium aluminate, silica, aluminosilicates, zeolites, zirconia, titania, carbon, magnesia, calcium oxide, cements and all blends thereof; or
(ii)	where the active element(s) is or are different complexes in solution, or supported or tethered on inorganic or organic materials, with one or more ligands;
where these compounds are for use either:
(a)	in any one or more of the following applications and market segments, namely:
(i)	in refinery, for the production of hydrogen and for gas and liquid purification and hydrogenation;

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(ii)	for the production of ammonia, methanol, Towns Gas, products derived from Fischer Tropsch synthesis and gas–to–liquid conversions (GTL);
(iii)	in oil and gas processing, for purification and upgrading of hydrocarbon streams;
(iv)	hydrogenation and other catalytic processing steps in edible oils and oleochemicals production;
(v)	the production of chiral compounds;
(vi)	the production of fluorochemicals and fluorocarbons;
(vii)	the production of alcohols and aldehydes;
(viii)	the production of synthesis gas;
(ix)	the production of pharmaceuticals and fine chemicals;
(x)	organo-titanates applications in inks and coatings;
(xi)	the production of polyester, polyurethanes, acrylate and plasticiser intermediates and other applications in polymers such as the controlled curing of adhesives;
(xii)	hydrogenation in the production of chemical intermediates and hydrocarbons;
(xiii)	amination in the production of chemical intermediates;
(xiv)	ammonia oxidation and purification in nitric acid production;
(xv)	in environmental applications, for the removal or destruction of pollutants,
(xvi)	the production of esters;
(xvii)	the production of iron, by the direct reduction route;
(xviii)	the purification of carbon dioxide;
(xix)	for fuel processing for fuel cells; and/or
(b)	in any one or more of the following chemical transformations, namely hydrogenation, oxidation, halogenation, dehydrogenation, alkylation, acylation, polymerisation, amination, oligomerisation, cross-linking, redox and coupling, metathesis, water gas shift reaction, esterification, condensation, reduction, carbonylation and isomeration;
"Specified SRF Projects" means all those projects listed in Part 1 (Specified SRF Projects) of Schedule 14 (Strategic Research Fund Projects);
"STG" means the division of ICI currently known as the "Strategic Technology Group";
"Stock" means all stocks of finished and partly finished goods and samples (including for the avoidance of doubt Resale Equipment) raw materials and consumables, engineering spares, work-in-progress and other similar stock in trade wherever located produced or acquired for the purpose of sale or use in the manufacture of finished products or the provision of services, owned by the Business Sellers and the Companies for the purposes of and relating to the Business as at the ROW Transfer Time, the value of which shall be determined for the purpose of the Net Asset Adjustment in accordance with Schedule 11 (Determination and Certification of Net Asset Adjustment);

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"Strategic Information" has the meaning given to it in Part 5 (Uniqema Excluded Technology) of Schedule 4 (Intellectual Property);
"Tax" or "Taxation" means all forms of taxation, impositions, duties, contributions and levies in the nature of taxation including transfer taxes, social security contributions and all penalties, charges, costs and interest relating thereto regardless of whether any such taxation, impositions, duties, contributions, transfer taxes, social security contributions, levies and such penalties, charges, costs or interest are chargeable directly or primarily against or are attributable directly or primarily to the Sellers or the Business or any other person and regardless of whether any amount in respect of any of them is recoverable from any other persons;
"Tax Authority" means any taxing or other authority (anywhere in the world) competent to impose any Tax Liability;
"Tax Claim" means any claim by the Purchaser under the Deed of Tax Covenant;
"Tax Liability" means a liability to make a payment of Tax;
"Tax Warranties" means those Warranties (and only those Warranties) in Paragraph 12 (Taxation) of Part 1 (General Warranties (Business and the Companies)) of Schedule 6 (Warranties) and Paragraph 4 (Taxation Matters) of Part 2 (Company Specific Warranties) of Schedule 6 (Warranties);
"TCGA" means the UK Taxation of Chargeable Gains Act 1992;
"Teaser" means the confidential business summary relating to the Business, provided by ICI to the Purchaser and/or a member of its Group and/or its financial advisers;
"Technical Information" means all technical data, know-how, methodologies, techniques, trade secrets, confidential information, drawings (including design and engineering drawings and plans), formulations, samples and compositions of raw materials, of intermediates and/or of products, technical reports, laboratory notebooks, databases, operating and testing procedures, process conditions, process economics, information relating to manufacturing assets or to the management of wastes and by-products, process chemistry and analysis methods, instructions and operating manuals, raw material and production specifications, the results and records of research and development and the results of consulting work, in whatever form or medium (including paper, electronically stored data, magnetic media, film and microfilm) they may be composed;
"Terra Litigation" means:
(a)	the action currently pending in the High Court under action no. HQ9903321 brought by Terra Nitrogen (UK) Limited against ICI C&P including any appeals or proceedings (including any brought under Part 20 of the Civil Procedure Rules) relating thereto; and
(b)	any claims and actions which may in the future be made or brought against any member of the ICI Group (or which may already have been made against another person and in relation to which a member of the ICI Group subsequently becomes involved, whether as a co-defendant or by virtue of proceedings under Part 20 of the Civil Procedure Rules or otherwise), arising out of or relating to the alleged benzene leak at the "LCA" plant at Severnside, UK, and/or the action referred to in paragraph (a), including in any event any claims and actions made or brought against a member of the ICI Group by any customer, whether direct or indirect, of carbon dioxide from Terra Nitrogen (UK) Limited, Terra Industries Inc. and/or any other member of the same group of companies;

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"Toll Conversion Agreement" means the toll conversion agreement in the Agreed Terms to be entered into at Second Completion between ICI India and the Indian Purchaser pursuant to which ICI India shall operate for the Indian Purchaser that part of the Business currently carried on by ICI India at the Panki Site;
"Total Consideration" has the meaning given to it in Clause 3.1 (Calculation of Consideration);
"Transaction Documents" means this Agreement and each of the other agreements, deeds and documents listed in Schedule 16 (The Transaction Documents);
"Transfer Time" means, as the context requires, the ROW Transfer Time or the Indian Transfer Time;
"Transferred Policy" means each of the insurance policies described in the policy proposal document dated 22 August 2002 prepared by Marsh UK Limited a copy of which is identified as such and contained in the Data Room;
"Transitional Services Agreements" means each of the agreements in the Agreed Terms providing for:
(a)	continued access to the Shared Assets by the Business Purchasers and the Companies in the case of the ROW Business after First Completion and in the case of the Indian Business after Second Completion; and
(b)	the supply by or to the Purchaser (or a relevant Purchasing Company) to or by ICI (or any other member of the ICI Group) of certain goods, services and facilities in the case of the ROW Business after First Completion and in the case of the Indian Business after Second Completion;
each to be entered into at First Completion, or in the case of the Indian Business at Second Completion, and each as listed in Part 1 (Agreements and deeds) of Schedule 16 (The Transaction Documents);
"UK Business Creditors" means all amounts owed by ICI C&P to third party creditors in connection with such part of the Business as is conducted by ICI C&P as at the ROW Transfer Time including all amounts owed (whether accrued or due) to trade and other creditors and members of the ICI Group in respect of all amounts owed by or to ICI C&P as a result of the ordinary course of business to or by any member of the ICI Group as at the ROW Transfer Time, in respect of such part of the Business as is conducted by ICI C&P but excluding (i) any Tax Liability, provisions and accruals for payroll taxes and VAT included in the Special Purpose Accounts; and (ii) bank borrowings;
"UK Business Properties" means those Business Properties listed under numbers 1 to 7 in Part 4 (List of Business Properties) of Schedule 2 (Property Matters);

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"UKLA" means the Financial Services Authority as the competent authority for listing in the United Kingdom under Part VI of the Financial Services and Markets Act 2000;
"Uniqema" means Uniqema GmbH & Co. KG, whose principal place of business is at Steintor 9, Emmerich 46446, Germany and for the purposes of Part 5 (Uniqema Excluded Technology) of Schedule 4 (Intellectual Property) and the definition of "Strategic Information" only shall instead mean all members of the ICI Group who carry on business under the "Uniqema" name;
"Uniqema Excluded Technology" has the meaning given to it in Part 5 (Uniqema Excluded Technology) of Schedule 4 (Intellectual Property);
"U.S. Business" means such part of the Business as is conducted by ICI Americas Inc.;
"U.S. Business Sale Agreement" means the agreement of that name in the Agreed Terms between ICI Americas Inc. and Johnson Matthey Inc. relating to the transfer of the U.S. Business and the assumption of the relevant Assumed Liabilities and listed in Part 1 (Agreements and deeds) of Schedule 16 (The Transaction Documents);
"U.S. Employees" means those persons who are employees of the U.S. Business at the ROW Transfer Time who are not European Employees, Other Employees, Non-European Employees, Indian Employees, Company Employees or Retained Employees, unless the context indicates otherwise;
"VAT" means the tax imposed by the Sixth Council Directive of the European Communities and any national legislation implementing that directive together with legislation supplemental thereto or any similar sales or turnover tax whether of the United Kingdom, another Member State, the European Union or elsewhere;
"VATA" means the Value Added Tax Act 1994;
"Warranties" means the warranties referred to in Clause 16 (Warranties) and set out in Schedule 6 (Warranties) given and made by the Warrantor in favour of the Purchaser;
"Warranty Claim" means a claim by the Purchaser against the Warrantor for breach of Warranty; and
"Warrantor" means ICI.
1.2	Contents Page and Headings
In this Agreement, the contents page and headings are included for convenience only and shall not affect the interpretation or construction of this Agreement.
1.3	Meaning of References
In this Agreement, unless the context requires otherwise any reference to:
(a)	this Agreement includes the Background and the Schedules, each of which forms part of this Agreement for all purposes;
(b)	"pounds" or "£" is to the lawful currency of the United Kingdom;
(c)	"euros" or "€" is to the lawful currency of participating member states for the purposes of European Monetary Union;

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(d)	"rupees" is to the lawful currency of India;
(e)	save as expressly stated otherwise, a statute or a statutory provision shall include any provision of which it is a re-enactment as well as any subordinate legislation in force under such provisions from time to time and all amendments, modifications or re-enactments from time to time of such provisions, and subordinate legislation except to the extent that any amendment, modification or re-enactment enacted after the date of this Agreement would increase or extend the liability of any party under this Agreement;
(f)	the "Background" is to the statements about the background to this Agreement made above, a Clause or a Schedule is to a clause of or schedule to this Agreement, a Part or Paragraph is to a part or paragraph of a Schedule to this Agreement;
(g)	a document being in "the Agreed Terms" means in the form agreed between the parties and initialled for the purposes of identification by the Purchaser's Lawyers and the Sellers' Lawyers and shall include any subsequent amendments to such form agreed and initialled in the same way;
(h)	a "party" or the "parties" is to a party or the parties (as the case may be) to this Agreement and shall include any permitted assignees of a party;
(i)	the masculine, feminine and neuter genders shall include the other genders and any reference to the singular includes the plural and vice versa;
(j)	a person includes any individual, firm, unincorporated association, corporation, government, state or agency of state, association, partnership or joint venture (whether or not having a separate legal personality);
(k)	a company shall be construed so as to include any company, corporation or other body corporate wherever and however incorporated or established;
(l)	any English statutory provision or English legal term for any action, remedy, method of judicial proceeding, document, legal status, court, official or any other legal concept or thing shall, in respect of any jurisdiction other than England, be deemed to include what most nearly approximates in that jurisdiction to the English statutory provision or English legal term;
(m)	a connected person shall be deemed to be a person connected with another person within the meaning of Section 839 ICTA;
(n)	writing shall include any modes of reproducing words in a legible and non-transitory form; and
(o)	a time of the day is to London time and references to a day are to a period of 24 hours running from midnight to midnight.
1.4	No restrictive interpretations
In this Agreement, general words shall not be given a restrictive interpretation by reason of their being preceded or followed by words indicating a particular class of acts, matters or things.

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1.5	Companies Act definitions
In this Agreement, unless the context otherwise requires, words and expressions defined in Part XXVI of the Companies Act 1985 (as amended) shall bear the meanings ascribed to them in that Act.
1.6	English Language Text to Prevail
Where the text of any Transaction Document is written in, or translated into, a language other than English, the English text shall prevail if there are inconsistencies between the two versions and the parties agree that they will, and they will procure that their relevant Group members will, draw the provision of this Clause to the attention of any relevant court, tribunal, arbitrator or expert.
1.7	Schedule 7 and Contractual Claim
For the avoidance of doubt, a claim by the Purchaser against ICI in respect of a breach by ICI of any obligations of ICI under Schedule 7 shall not constitute a Contractual Claim.
2.	SALE AND PURCHASE OF THE BUSINESS AND THE SHARES
2.1	Sale and purchase of the Business
Subject to the provisions of this Agreement, including fulfilment of the Conditions, ICI shall sell (or procure the sale of), with full title guarantee, and the Purchaser shall purchase (or procure the purchase by the other Purchasers of), as at and from the ROW Transfer Time (in respect of the ROW Business) and as at and from the Indian Transfer Time (in respect of the Indian Business), free from all liens, charges, equities and encumbrances (other than Permitted Liens), the Business as a going concern comprising the following properties, rights and other assets, namely:
(a)	the Business Goodwill;
(b)	the Business Debtors;
(c)	the Business Stock;
(d)	the Business Plant and Machinery;
(e)	the Business Properties;
(f)	the benefit (subject to the burden) of the Business Contracts;
(g)	all right and title of any member of the ICI Group (other than the Companies) in or to the Business IP (subject to Clause 20.2 (The Co-owned Patents)); and
(h)	the Primary Books and Records and the Secondary Books and Records;
and which, in the case of the Business Assets relating to the German Business, the U.S. Business, the Japanese Business, the Malaysian Business, the Indian Business, the Russian Business and the Spanish Business shall be sold on and subject to the terms of the relevant Local Agreement (provided always that the provisions of this Agreement shall prevail over any Local Agreement in the event of a conflict, unless expressly stated otherwise in the relevant Local Agreement). Unless expressly provided to the contrary by the terms of a Local Agreement, ICI and the Purchaser (as applicable) shall procure that each of the parties to the Local Agreements shall not assert, or seek to assert, against any other party to them, any provision(s) of a Local Agreement if and to the extent that any such provision(s) shall be in conflict with the provisions of this Agreement.

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2.2	Assets excluded from sale of the Business
The Excluded Assets shall be excluded from the sale and purchase of the Business and retained by the relevant Business Seller.
2.3	Sale of Business Properties
The Business Properties are sold upon and subject to the terms and conditions set out or referred to in Schedule 2 (Property Matters).
2.4	Sale as a going concern
The Business is being sold on the terms of this Agreement and the Local Agreements as a going concern with effect from the relevant Transfer Time with the intent that the Business Purchasers (as the case may be) may carry on as a going concern the ROW Business from the ROW Transfer Time and the Indian Business from the Indian Transfer Time.
2.5	Sale and purchase of the Shares
Subject to the provisions of this Agreement, including fulfilment of the Conditions, ICI shall sell, or procure that the Company Sellers shall sell, with full title guarantee, and the Purchaser shall procure that the Company Purchasers shall purchase, as at and from the ROW Transfer Time, free from all liens, equities, charges and encumbrances, the Shares, together with all rights attached at such time or accruing to them and which, in the case of the Shares in the Canadian Company shall be on and subject to the terms of the relevant Local Agreement (provided always that the provisions of this Agreement shall prevail in the event of conflict, unless expressly provided to the contrary in the relevant Local Agreement). Unless expressly provided to the contrary by the terms of a Local Agreement, ICI and the Purchaser (as applicable) shall procure that each of the parties to the Local Agreements relating to the sale of the Shares shall not assert, or seek to assert, against any other party to them, any provision(s) of a Local Agreement if and to the extent that any such provision(s) shall be in conflict with the provisions of this Agreement.
2.6	Waiver of pre-emption rights
ICI hereby waives, and shall procure that each of the Company Sellers shall waive, all rights of pre-emption over or other rights to restrict the transfer of the Shares.
2.7	Exercise of Share rights
The Purchaser shall be entitled to exercise all rights attached or accruing to the Shares including, without limitation, the right to receive all dividends, distributions or any return of capital declared, paid or made by the Companies on or after the ROW Transfer Time.
2.8	Sale of assets interdependent
(a) The sale and purchase of each of the First Completion Business Assets and the Shares are interdependent and shall be completed simultaneously.
(b) The sale and purchase of each of the Indian Business Assets shall be interdependent and completed simultaneously.

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2.9	Indian Shareholder Approval
	(a)	ICI undertakes that it shall use its reasonable endeavours, and shall (without prejudice to the foregoing) exercise its voting and other rights attaching to the ICI India Shares, and shall procure that its representatives on the board of directors of ICI India take such action (subject to proper consideration and exercise of their fiduciary and other duties as directors of ICI India) as is available to them, to procure the issue of the Indian Notice by ICI India to the shareholders of ICI India as soon as possible after the signature by all parties of this Agreement, complying with the requirements of Sections 192A and 293 of the Companies Act 1956 (India), describing the transaction which is the subject of the Indian Business Transfer Agreement, containing the recommendation of the board of directors of ICI India that its shareholders vote in favour of that transaction, and seeking the approval of the shareholders of ICI India of the sale of the Indian Business as contemplated by the terms of this Agreement and the Indian Business Transfer Agreement;
	(b)	ICI hereby irrevocably and unconditionally undertakes to the Purchaser:
(i) to procure that its corporate representative shall vote and procure that all the votes attaching to the ICI India Shares shall be cast in favour of the Ordinary Resolution; and
(ii) to procure that its corporate representative shall take no action (other than to comply with the undertakings contained in Clause 2.9(b)(i)) which would prevent, jeopardise or materially delay the passing of the Ordinary Resolution; and
	(c)	the Purchaser shall execute, and ICI shall procure that its representative on the board of directors of ICI India shall execute, the Indian Business Transfer Agreement within 7 days of the date of this Agreement.
2.10	Deferred Completion (Indian Business IP)
	(a)	If any of the Business IP or Company IP is or has been used exclusively by the Indian Business at the ROW Transfer Time, that Business IP shall not be assigned or transferred to a Business Purchaser pursuant to any Transaction Document and that Company IP shall be assigned (at ICI's cost) at First Completion by the relevant Company to ICI or its nominee in the Agreed Terms.
	(b)	Immediately upon Second Completion occurring, ICI shall assign or transfer all the Business IP and the Company IP referred to in Clause 2.10(a) or shall procure that all such Business IP and Company IP is assigned or transferred, to the Purchaser or its nominee, as directed by the Purchaser.
(c)	For the avoidance of doubt, all Business IP other than that referred to in Clause 2.10(a) shall be assigned or transferred to a Business Purchaser at First Completion pursuant to this Agreement (and all Company IP other than that referred to in Clause 2.10(a) shall remain owned by the relevant Company) and the relevant Business Purchaser or Company hereby grants, with effect from First Completion, a non-exclusive, irrevocable, royalty-free licence in favour of the Indian Business of any of the Business IP or Company IP which, at the ROW Transfer Time, is or has been used, but not exclusively, by the Indian

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Business. Such licence shall automatically terminate on the earlier of Second Completion and the Second Long Stop Date or any extension thereto pursuant to Clause 9.4 (Late Completion), but shall not be terminable prior to such expiry time. The licence shall be for the purpose of using such Intellectual Property in the Indian Business in the manner and for the purposes for which it was used in the Indian Business as at the ROW Transfer Time. It shall include the right to sub-license for those same purposes.
	(d)	Immediately upon expiry of the licence referred to in Clause 2.10(e), the provisions of Schedule 22 shall apply.
	(e)	During the period from First Completion until termination of the licence to be granted pursuant to Clause 2.10(c) each Business Purchaser or Company shall continue to supply to the Indian Business on an exclusive basis and the Indian Business shall continue to purchase products on an exclusive basis and otherwise on substantially the same terms and at prices calculated in substantially the same method as those applying immediately prior to First Completion.
3.	CONSIDERATION
3.1	Calculation of Consideration
The total consideration for the sale and purchase of the Business Assets and the Shares agreed to be sold pursuant to Clause 2.1 (Sale and Purchase of the Business) and Clause 2.5 (Sale and purchase of the Shares) and for ICI entering into the Deed of Restrictive Covenant shall be the aggregate sum of:
	(a)	the Business Cash Consideration;
	(b)	the Share Consideration; and
	(c)	the Covenant Consideration;
as adjusted by:
	(d)	the Net Asset Adjustment;
	(e)	the Indian Asset Adjustment; and
	(f)	the Net Debt Adjustment,
such sum being the "Total Consideration".
3.2	Payment of ROW Consideration
The ROW Consideration shall be satisfied:
	(a)	On First Completion by the payment by the Purchaser in cash of an amount equal to the Initial Payment to ICI Finance (on behalf of each of the Sellers other than ICI India) in accordance with Clause 3.4 (Method of Payment); and
	(b)	on the Balancing Payment Date either:
(i)	(if the Pro Forma Net Asset Value is less than the Net Asset Value after excluding all amounts taken into account in determining the Indian Asset Adjustment in accordance with the provisions of Schedule11 (Determination and Certification of Net Asset Adjustment)) by the payment by the Purchaser in cash of an amount equal to the Net Asset Adjustment to ICI Finance (on behalf of the relevant Sellers) in accordance with Clause 3.4 (Method of Payment); or

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	(ii)	(if the Pro Forma Net Asset Value is greater than the Net Asset Value after excluding all amounts taken into account in determining the Indian Asset Adjustment in accordance with the provisions of Schedule11 (Determination and Certification of Net Asset Adjustment)) by the payment by ICI Finance (on behalf of the relevant Sellers), in cash of an amount equal to the Net Asset Adjustment to the Purchaser in accordance with Clause 3.4 (Method of Payment); and
(c)	on the Debt Payment Date by the payment in cash of an amount equal to the Net Debt Adjustment by ICI Finance (on behalf of the relevant Sellers) to the Purchaser or by the Purchaser to ICI Finance (on behalf of the relevant Sellers) as required and in accordance with the provisions of Schedule 12 (Debt);
PROVIDED THAT, if any amount due under sub-clauses 3.2(a), (b) or (c) (Payment of ROW Consideration) is not paid on or before the Due Date interest shall accrue on a daily basis on such outstanding amount at the Default Rate from the Due Date until the date of actual payment (both before and after judgment). Interest shall be calculated on the basis of a year of 365 days and for the actual number of days elapsed, shall accrue from day to day, and shall be compounded quarterly.
3.3	Payment of Indian Consideration
The Indian Business Consideration shall be satisfied:
(a) On Second Completion by the payment in respect of an amount in rupees equal to the Indian Business Value by the Indian Purchaser to ICI India pursuant to the terms of the Indian Business Transfer Agreement; and
(b) on the Second Completion Date (or the Balancing Payment Date whichever is the later) by the payment in cash of an amount equal to the Indian Asset Adjustment by ICI India to the Indian Purchaser or by the Indian Purchaser to ICI India as the case may be as required by and in accordance with the provisions of Schedule 11 (Determination and Certification of Net Asset Adjustment)
PROVIDED THAT, if any amount due under sub-clauses 3.3(a) or (b) (Payment of Indian Consideration) is not paid on or before the Due Date interest shall accrue on a daily basis on such outstanding amount at the Default Rate from the Due Date until the date of actual payment (both before and after judgment). Interest shall be calculated on the basis of a year of 365 days and for the actual number of days elapsed, shall accrue from day to day, and shall be compounded quarterly.
3.4	Method of payment
Each payment to be made under this Clause 3 (Consideration) shall be made by electronic transfer in immediately available funds to the account notified by the relevant party entitled to receive such payment to the party obliged to make such payment in writing not later than 5 Business Days before the Due Date for payment by the payer. Each such payment to be made shall (except as otherwise required by applicable law) be made by means of a single payment in pounds (subject to Clause 26.2 (Exchange Rate for Foreign Currencies)) to or by ICI Finance (as the case may be), as agent for ICI and the other Sellers, or to or by ICI India (in the case of a

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payment pursuant to Clause 3.3 (Payment of Indian Consideration)) and by or to the Purchaser (as the case may be), for itself and as agent for any other Purchasing Companies, or by or to the Indian Purchaser (in the case of a payment pursuant to Clause 3.3 (Payment of Indian Consideration)).
3.5	Allocation of Business Cash Consideration
The Business Cash Consideration shall be allocated to each of the Business Assets listed in Clause 2.1 (Sale and purchase of the Business) in accordance with Schedule 8 (Allocation of Consideration). Any payments made in respect of the Net Asset Adjustment or the Indian Asset Adjustment in respect of the Business Assets shall be allocated for the benefit of or against the Business Seller to which it relates in accordance with Schedule 8 (Allocation of Consideration). ICI and the Purchaser shall, and shall procure that the other Business Sellers and Business Purchasers shall, report on their respective tax returns the Tax consequences of the transactions contemplated by this Agreement in a manner consistent with such allocation, and shall not unless required to do so by the law or to comply with any Tax reporting obligations of the relevant jurisdictions take or permit the taking of any position inconsistent with that allocation in connection with any negotiations or any examination, investigation, litigation or proceedings concerning any Tax return or any Relief.
3.6	Allocation of Share Consideration
The Share Consideration shall be allocated to the Shares of each Company in accordance with Schedule 8 (Allocation of Consideration). Any payment made in respect of the Net Asset Adjustment or the Net Debt Adjustment in respect of the Shares shall be allocated to the Shares of each Company in accordance with Schedule 8 (Allocation of Consideration). ICI and the Purchaser shall, and shall procure that the other Company Sellers and Company Purchasers shall, report on their respective tax returns the Tax consequences of the transactions contemplated by this Agreement in a manner consistent with such allocation, and shall not unless required to do so by law or to comply with any Tax reporting obligation of the relevant jurisdiction take or permit the taking of any position inconsistent with that allocation in connection with any negotiations or any examination, investigation, litigation or proceedings concerning any Tax return or any Relief.
3.7	Responsibility for Taxes and fees
(a)	All sums payable under this Agreement are (unless expressly stated otherwise) exclusive of any VAT, land transfer taxes (in particular, but not limited to German Grunderwerbsteuer), any stamp duty or stamp duty reserve tax and all sales and use transfer and other similar Taxes (excluding for the avoidance of doubt Tax on income, profits or gains), duties and registration fees as well as any notarial fees (including, for the avoidance of doubt, German notarial fees and any other foreign notarial fees) and company or land registry fees which may be or may become payable in respect of the sale of the Business, the Business Assets and the Shares pursuant to any Transaction Document in any jurisdiction or any document or conveyance related to any Transaction Document, including without limitation, the cost of any stamp duty or stamp duty reserve tax which may be or become payable in the United Kingdom in respect of this Agreement and any other document or conveyance transferring

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the Business or any of the Business Assets or the Shares or any Transaction Document and the Purchaser shall be responsible for and bear the cost of all of these.
	(b)	The Purchaser undertakes to provide this Agreement and any other document or conveyance to the Inland Revenue of the United Kingdom for stamping and to pay any stamp duty adjudicated to be payable forthwith upon notification by ICI in writing to the Purchaser that the original of this Agreement and/or any other document or conveyance is required by any Tax Authority, regulatory authority, government body or court or pursuant to any legislation or in evidence in connection with any legal proceedings before the English Courts to be produced duly stamped or the original of this Agreement and/or any other document or conveyance must be duly stamped in order to be produced in evidence.
3.8	No deductions
	(a)	All sums payable by or on behalf of the Purchasers under the Transaction Documents shall be paid free and clear of all deductions or withholdings whatsoever, save only as may be required by law in which event the deduction or withholding will not exceed the minimum amount which it is required by law to deduct or withhold.
	(b)	Subject to sub-clause (c) below, if an amount is required to be deducted or withheld by law under sub-clause (a) above, the Purchaser will simultaneously pay to the recipient an additional amount as will result in the receipt by the recipient of a net amount equal to the full amount which would have otherwise been receivable by the recipient had no deduction or withholding been required but (save and except in relation to the payment of any sum forming part of the Total Consideration to be paid in accordance with Clauses 3.1 (Calculation of Consideration), 3.2 (Payment of ROW Consideration) and 3.3 (Payment of Indian Consideration)), taking into account any reduction in profits, income or gains subject to Taxation as a result of the circumstances giving rise to the payment so as to leave the recipient in no worse and no better position than it would have been had the circumstances giving rise to the payment not arisen and if, following the making of the payment, the recipient has received or utilised or is capable of utilising a tax credit, relief, remission, or repayment as a result of the circumstances giving rise to such payment then ICI shall, or shall procure that the relevant Seller shall, be in no worse and no better position than it would have been had the circumstances giving rise to the payment not arisen.
(c)	Subject to sub-clause (d) below and save where ICI provides the Purchaser with a copy of a certificate issued by the Canadian Customs and Revenue Authority ("CCRA") pursuant to Section 116(2) Income Tax Act (Canada) in respect of the consideration payable for the shares of the Canadian Company, such certificate having a "certificate limit" not less than the amount of such consideration, in which case the Purchaser acknowledges that there should be no deduction or withholding, the Purchaser shall not be required to pay an additional amount pursuant to sub-clause (b) if the Purchaser is required to deduct or withhold an amount pursuant to Section 116(5)(b) Income Tax Act

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(Canada) from the consideration payable for the shares of the Canadian Company (a "Canadian Withholding").
(d) If the Purchaser makes a Canadian Withholding, the Purchaser agrees that:
(i) it shall not pay the Canadian Withholding to the CCRA until the opening of business on the last day (the "latest day") on which the Purchaser would have had to pay the amount in question to avoid incurring a liability to interest or to a charge or penalty; and
(ii) if on or before the latest day ICI provides the Purchaser with a copy of a certificate under Section 116(4) of the Income Tax Act (Canada), the Purchaser will not be required to make or pay any Canadian Withholding and shall instead pay to ICI the full amount of the Canadian Withholding, together with interest at the Agreed Rate from the First Completion Date to the date of such payment to ICI (accrued daily and compounded monthly).
(e) Either party may, at its own expense, instruct independent auditors to determine in writing the amount of such payment due under sub-clause (b) above and following such a written determination the amount due under sub-clause (b) above shall be adjusted accordingly and any repayments due shall be made within 10 Business Days of such written determination and the parties shall provide (each at their own cost) all reasonable assistance to the independent auditors in allowing them to reach their determination.
3.9	Delivery of Bank Guarantee
On First Completion, the Purchaser shall deliver the Bank Guarantee to ICI duly executed by HSBC Bank plc together with the copy of the signing authority pursuant to which the Bank Guarantee was executed.
4.	LIABILITIES
4.1	Discharge of Assumed Liabilities
Subject to Clause 4.4 (Retained liabilities), the Purchaser hereby agrees, covenants and undertakes with ICI (for itself and as trustee for each other member of the ICI Group) that it will (and will procure that each other Business Purchaser will) assume and thereafter duly and properly perform, pay and discharge when due each of the Assumed Liabilities and the Purchaser agrees, covenants and undertakes to indemnify ICI (for itself and as trustee for each other member of the ICI Group), on an After Tax Basis, against all Losses in connection with any actions, demands, notices or claims to the extent that they relate to or arise out of the Assumed Liabilities or from any failure by the Purchaser or any Business Purchaser to perform, pay or discharge when due all or any of the Assumed Liabilities.
4.2	Effecting release of Assumed Liabilities
The Purchaser, for itself and on behalf of its successors and assigns, agrees, covenants and undertakes that:
(a) at any time and from time to time on or after Completion, it will (and will procure that the other Business Purchasers) execute and deliver all documents, deeds and instruments of assumption and acknowledgement, or take such other action as ICI or any other member of the ICI Group may reasonably request, in

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order to effect the release and discharge in full of any Assumed Liability with effect from the Transfer Time; and
(b) the Purchaser’s assumption of the Assumed Liabilities and the substitution of the Purchaser as the primary obligor in respect of the Assumed Liabilities both as a matter of contract inter se between the parties and pursuant to any documents, deeds or instruments under Clause 4.2(a) (Effecting release of Assumed Liabilities) is, and will be, in each case, on a non-recourse basis to ICI or any other member of the ICI Group.
4.3	Discharge of Assumed Liabilities by ICI
ICI or any other member of the ICI Group shall not, after the Transfer Time, pay or discharge any of the Assumed Liabilities in whole or in part, whether directly or by virtue of any right of return, set-off or counterclaim exercised or claimed by any person in respect of sums otherwise payable to ICI or such other member of the ICI Group (whether or not by virtue of this Agreement) or otherwise howsoever, without the prior written consent of the Purchaser (such consent not to be unreasonably withheld or delayed) unless such payment is permitted pursuant to Clause 11.7(d) (Accounting for payments to the ICI Group) or ICI or the relevant other member(s) of the ICI Group (the "relevant parties") believes in good faith that there are compelling commercial reasons justifying or requiring any of the relevant parties to do so ("a Permitted Payment Case") in which event such relevant party shall be at liberty to make any such payment or discharge without the need to obtain the Purchaser’s consent, provided that ICI shall give to the Purchaser such notice as is reasonable in the circumstances of the intention of the relevant party to make such payment or discharge and the Purchaser shall thereupon forthwith make or procure such payment or discharge (and shall immediately notify ICI of such payment or discharge) and if the Purchaser should fail to do so ICI shall thereafter be entitled to make such payment or discharge itself and provided further that, if the Purchaser so consents, or a relevant party makes or discharges any Assumed Liabilities in a Permitted Payment Case, the Purchaser shall forthwith pay (or procure payment) to ICI, for itself or on behalf of the relevant other member of the ICI Group (as the case may be), a sum equal to the amount of the Assumed Liabilities so paid or discharged by ICI or such other member of the ICI Group (as the case may be) together with interest thereon at the Agreed Rate computed from the date of such payment or discharge by the relevant member of the ICI Group to the date of such payment to ICI (accrued daily and compounded monthly).
4.4	Retained liabilities
Notwithstanding Clause 4.1 (Discharge of Assumed Liabilities), nothing in this Agreement shall be deemed to transfer any liability or impose any obligation on the Purchaser or any other member of the Purchaser’s Group in respect of:
(a)	any liability or obligation of any member of the ICI Group or any Business Seller for or in respect of Taxation in respect of the Business Assets or relating to the Business relating to the period up to the Transfer Time whether or not such liability for Taxation has arisen or will have arisen at the Transfer Time (but for the avoidance of doubt the Purchaser shall be liable in respect of any Taxation in respect of the Business Assets or relating to the Business which relates to the period after the Transfer Time);

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	(b)	any liability or obligation of any Business Seller, any Company or any member of the ICI Group to the extent that it relates to any company, business, joint venture or partnership interest of the Business or any Company in each case sold or disposed of by any member of the ICI Group prior to the ROW Transfer Time;
	(c)	any liability or obligation of any Business Seller, any Company or any other member of the ICI Group expressly assumed by it or them under any of the Transaction Documents; and
	(d)	Excluded Liabilities or Silent Liabilities (as such terms are defined in the Environmental Deed of Indemnity) and all damages, costs, awards and penalties arising out of such Excluded Liabilities or Silent Liabilities.
4.5	German Tax Liability
ICI agrees, covenants and undertakes with the Purchaser (for itself and as trustee for the relevant Business Purchaser) that it will indemnify on an After Tax Basis the Purchaser (for itself and as trustee for the relevant Business Purchaser) against any Tax Liability arising pursuant to Section 75 German Tax Code (Abgabenordnung -AO -) in respect of the Business Assets of the German Business or relating to the German Business and which relate to the period up to the Transfer Time (whether or not such Tax Liability has arisen or will have arisen at the Transfer Time) and against all Losses in connection therewith.
5.	ASSURANCES
The Purchaser, for itself and on behalf of its successors and assigns, covenants that, at any time and from time to time on or after First Completion, and in the case of the Indian Business only from Second Completion, it will use all reasonable endeavours to effect the release and discharge in full of any Assurance given by any member of the ICI Group to any person (including, without limitation, to any of the other members of the ICI Group) in respect of any Assumed Liability or any other obligation or liability in relation to the Business or any of the Companies and shall use all reasonable endeavours to procure that such release and discharge is effected within 6 months of the relevant Completion Date and that the Purchaser's assumption of, and the substitution of the Purchaser as the primary obligor in respect of each such Assurance is, in each case, on a non-recourse basis to any member of the ICI Group. Pending such release and discharge, the Purchaser hereby agrees with ICI (on its own behalf and on behalf of each other member of the ICI Group) that it will (and will procure that where relevant the applicable Business Purchasers or Company Purchasers (as the case may be) shall) assume and thereafter duly and properly perform, pay and discharge when due the Assurances, and the Purchaser will indemnify ICI (for itself and as trustee for each other member of the ICI Group), on an After Tax Basis:
	(a)	against all Losses arising from any failure to do so or otherwise in connection with each of the Assurances which have been disclosed to the Purchaser in the Disclosure Letter; and
(b)	in respect of any Assurance which has not been so disclosed, against all Losses arising under or in connection with any such Assurance to the extent that it arises as a result of a failure by the Purchaser or any other member of the

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Purchaser’s Group after the Transfer Time to perform its obligations in respect of the Assumed Liability to which the relevant Assurance relates.
6.	VAT
The provisions of Schedule 19 (Value Added Tax) shall have effect as if set out in this Clause 6 (VAT).
7.	CONDITIONS
7.1	Conditions
The parties’ respective obligations to complete the sale and purchase of:
(a) the ROW Business, as contemplated by this Agreement, are conditional in all respects on the satisfaction, or waiver in accordance with Clause 7.2 (Waiving certain Conditions), of the First Completion Condition; and
(b) the Indian Business, as contemplated by this Agreement, are conditional in all respects on the satisfaction of the Second Completion Conditions.
7.2	Waiving certain Conditions
ICI and the Purchaser may to the extent permitted by applicable law jointly waive the First Completion Condition in whole or in part at any time by agreement in writing.
7.3	Endeavours to fulfil certain Conditions
The Purchaser and ICI shall each use its reasonable endeavours to procure that the First Completion Condition is fulfilled as soon as is practical following execution of this Agreement and in any event before the First Long Stop Date. ICI shall use its reasonable endeavours to procure that the Condition set out at Paragraph 2.2 of Part 2 (Second Completion Conditions) of Schedule 15 (Conditions) is fulfilled as soon as is practical following execution of this Agreement and in any event before the Second Long Stop Date.
7.4	Notification of other parties
Upon any party becoming aware that any of the Conditions has been fulfilled, will be delayed in fulfilment or has become incapable of fulfilment beyond the applicable time period for First Completion or Second Completion (as applicable), the party so becoming aware shall immediately notify the other party to this Agreement and shall supply to the other party written evidence (if available) of the fulfilment of that Condition or (as the case may be) an explanation for the delay in fulfilment or for it having become incapable of fulfilment.
7.5	Liability if Conditions not fulfilled or waived
(a) If the First Completion Condition is not fulfilled or waived on or before the First Long Stop Date all rights and obligations of each party under this Agreement (other than those arising pursuant to Clause 24 (Confidentiality), Clause 26 (Costs and Exchange Rates) and Clause 37 (Law and Jurisdiction)) shall terminate and no party shall have any claim against the others, but without prejudice to the accrued rights and obligations of the parties before that termination.
(b) In the event that the Second Completion Conditions are not fulfilled on or before the Second Long Stop Date then the Indian Business shall be excluded

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from the sale of the Business under this Agreement (and under the Indian Business Transfer Agreement) and the provisions of Paragraphs 1.1 (Failure to complete sale of the Indian Business) and 1.2 (Removal of the Indian Business) of Schedule 18 (Provisions dealing with the Indian Business) shall immediately apply.
7.6	FCO Notification
	(a)	As soon as reasonably practicable following execution of this Agreement, the Purchaser shall, at its sole cost and expense, notify (or procure that the relevant Business Purchaser notifies) the FCO of the pending purchase of the Business Assets and the Shares so as to obtain their approval and consent to such transfer as soon as possible. ICI shall provide the Purchaser with all assistance reasonably required by the Purchaser to make such notifications and obtain the necessary consents. The Purchaser shall, subject to keeping ICI regularly informed of progress and to prior consultation on all substantive issues, have full conduct of all discussions and negotiations with the FCO required or necessary as part of the notification and approval process. The Purchaser shall be responsible for the prompt payment of all filing fees, levies and duties (including any fines) assessed by the FCO against the Purchaser (or the Business Purchasers or the Company Purchasers) in connection with or required as a result of the notification. The Purchaser shall, subject to keeping ICI regularly informed of progress and to prior consultation on all substantive issues, promptly commence and have full conduct of any appeal, application for review or litigation against the FCO in the event that either the confirmation, as contemplated by Clause 1(a) of Schedule 15, has not been received by the Purchaser or the relevant Business Purchaser, or any notification is rejected in full or in part until such matter is resolved. The Purchaser's or the relevant Business Purchaser’s right to appeal, apply for review or to litigate against the FCO is subject to any such activity not carrying with it a risk that the FCO will retract any clearance or consent (whether or not subject to any undertakings or conditions that it had requested from the Purchaser in connection with the grant of an approval). Whilst any such appeal, application for review or litigation is pending or outstanding, the First Completion Condition set out at paragraph 1 of Schedule 15 (Conditions) shall not be capable, or deemed capable, of being satisfied any earlier than the date which is 5 Business Days prior to the First Long Stop Date or, for the avoidance of doubt, if earlier, the date at which the Purchaser gives notice to ICI that it is no longer pursuing any such appeal, application for review or litigation or that any such appeal, application for review or litigation is no longer outstanding. Satisfaction of the First Completion Condition in accordance with the terms of Clause 7 (Conditions) and Schedule 15 (Conditions) shall be without prejudice to the right of the Purchaser to make or conduct any appeal, application for review or litigation against or in relation to any decision of the FCO both before and after the First Completion Date provided that the Purchaser shall not make or conduct all of the same if any such activity carries with it a risk that the FCO will retract any clearance or consent (whether or not subject to any undertakings or conditions that it had requested from the Purchaser in connection with the grant of an approval).

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Notwithstanding the foregoing the Purchaser shall, if it is required or is a necessary step to obtaining such approval from the FCO do the following:
	(i)	comply with or procure compliance by the relevant Business Purchasers or the Company Purchasers with any conditions required, notified or mandated by the FCO in connection with the grant of an approval;
	(ii)	give undertakings or procure the giving of undertakings by the relevant Business Purchasers or the Company Purchasers or, in so far as it is not covered by the foregoing, any other member of the Purchaser’s Group to transfer or divest all or any part of any business or asset owned by the Purchaser or the Business Purchasers or the Company Purchasers or any other member of the Purchaser's Group; and
	(iii)	give undertakings or procure the giving of undertakings by the relevant Business Purchasers or the Company Purchasers or, in so far as it is not covered by the foregoing, the Purchaser's Group to transfer or divest all or any part of the Business Assets or the Shares following the First Completion or give or procure the giving of any other undertakings or commitments in respect of the operation of the ROW Business after First Completion.
(b)	In the event that any one or more of the Relevant Competition Authorities indicate that they intend to refer or do refer the purchase (whether pending or not) of the Business Assets, or any portion thereof, and/or the Shares by the Purchaser or any other Purchasing Company to the European Commission under Article 22(3) ECMR, the term "FCO" shall for the purpose of this Clause 7 (Conditions) and Schedule 15 (Conditions) be deemed to include the European Commission, but in all other respects the terms of this Clause 7 (Conditions) and Schedule 15 (Conditions) shall remain unchanged and shall apply mutatis mutandis to the Purchaser securing from the European Commission a decision in terms reasonably satisfactory to ICI that the Purchasers' acquisition of the ROW Business is compatible with the common market pursuant to Articles 6(1)(b) or 8(2) ECMR (or the time periods laid down in Articles 10(1) or 10(3) ECMR having elapsed without any decision having been made by the European Commission).
(c)	The Purchaser shall use its best endeavours to obtain and shall ensure that the relevant Purchasing Companies obtain consent of the FCO (and any other consents which are required) as soon as possible and in any event within the relevant statutory or other regulatory timeframe for obtaining the same, and ICI shall render all such assistance as ICI in its sole discretion considers reasonable in connection therewith. The Purchaser shall keep ICI appraised of the progress of each application for clearance (including, but not limited to any concerns or objections that are raised by the FCO and giving ICI proper opportunity to consider and comment on all of the same) that the Purchaser or any of the Purchasing Companies make or have made and shall notify ICI of all the clearances that are received from the FCO or any other of the Relevant Competition Authorities for the acquisition of the Business Assets and/or the Shares by the Purchasers and the transactions contemplated under this

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Agreement on the same day or the following Business Day as the Purchaser or any of the Purchasing Companies receives notice from the FCO of the same.
8.	CONDUCT OF THE BUSINESS AND THE COMPANIES UNTIL COMPLETION
8.1	Conduct of the ROW Business
ICI shall in relation to the ROW Business procure that each of the Business Sellers and each of the Companies shall, in relation to the ROW Business from the date of this Agreement until:
	(a)	the ROW Transfer Time; or
	(b)	the non-fulfilment of the First Completion Condition by the First Long Stop Date; or
	(c)	termination of this Agreement pursuant to Clause 7.5 (Liability if Conditions not fulfilled or waived);
whichever shall be the first to occur, comply with those provisions of Schedule 1 (Conduct of the Business and the Companies until Completion) which specifically relate to each Business Seller or Company respectively.
8.2	Conduct of the Indian Business
	(a)	ICI shall use its reasonable endeavours, and shall (without prejudice to the foregoing) exercise its voting and other rights attaching to the ICI India Shares, and shall procure that its representatives on the board of directors of ICI India take such action (subject to proper consideration and exercise of their fiduciary and other duties as directors of ICI India) as is available to them, to procure that, in relation to the Indian Business, ICI India shall (recognising that ICI cannot compel or procure ICI India to do anything), from the date of this Agreement until:
(i) the Indian Transfer Time; or
(ii) the non-fulfilment of the Second Completion Conditions by the Second Long Stop Date; or
(iii) termination of this Agreement pursuant to Clause 7.5 (Liability if Conditions not fulfilled or waived);
whichever shall be the first to occur, comply with Paragraph 4 of Schedule 1 (Conduct of the Business and the Companies until Completion).
	(b)	ICI undertakes that it shall not, prior to:
(i) the Indian Transfer Time; or
(ii) the non-fulfilment of the Second Completion Conditions by the Second Long Stop Date; or
(iii)	termination of this Agreement pursuant to Clause 7.5 (Liability if Conditions not fulfilled or waived);
whichever shall be the first to occur, except in the case of or in connection with a Relevant Event, dispose of such number of the ICI India Shares, or in any way dispose, alienate, assign or encumber its voting rights in relation

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thereto as would have the effect of ICI holding less than a majority shareholding (or less than a majority of the voting rights) in ICI India unless it has first obtained an undertaking from the proposed transferee of such ICI India Shares to adhere, observe and perform each of the obligations of ICI pursuant to the terms of this Agreement (whether by voting such ICI India Shares or exercising other rights attaching to the ICI India Shares). For the purposes of this sub-clause 8.2(b) a "Relevant Event" shall mean: (i) any unsolicited takeover, merger (however effected), offer for the whole or a controlling interest in the shares of ICI India; or (ii) any compromise or arrangement pursuant to any scheme (whether court sanctioned or otherwise), other reorganisation, amalgamation, reconstruction or demerger of ICI India.
9.	COMPLETION
9.1	Completion Dates
(a) First Completion shall take place on the First Completion Date at the offices of the Seller’s Lawyers.
(b) Second Completion shall take place on the Second Completion Date at the offices of ICI India.
9.2	Completion arrangements
At:
(a) First Completion, ICI shall (and shall procure that each other relevant member of the ICI Group shall) and the Purchaser shall (and shall procure that each other relevant member of the Purchaser’s Group shall) deliver the documents and take all the actions listed in Part 1 (The Business) and Part 2 (The Companies) of Schedule 3 (Completion Arrangements); and
(b) Second Completion, each of ICI India and the Indian Purchaser shall comply with the provisions of Part 3 (The Second Completion) of Schedule 3 (Completion Arrangements) and the relevant provisions of the Indian Business Transfer Agreement.
9.3	Compliance with obligations
Neither ICI nor the Purchaser, nor any other member of the ICI Group or the Purchaser’s Group, shall be obliged to complete this Agreement or to take any action to complete this Agreement or give effect to any of their obligations under any of the other Transaction Documents unless the other party (or parties within that party’s control) complies with its (or their) obligations under Clause 9.2 (Completion arrangements) and Schedule 3 (Completion Arrangements) applicable to First Completion or Second Completion, as the case may be.
9.4	Late Completion
If:
(a) First Completion does not take place on the First Completion Date and/or Second Completion does not take place on the Second Completion Date as a result of one of the parties failing to comply fully with its obligations under this Clause 9 (Completion), ICI (in the event that such failure is by the Purchaser or a Purchasing Company) or the Purchaser (in the event that such

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failure is by one of the Sellers), as the case may be, may at its option (but without prejudice to any other right or remedy it may have) by notice in writing to the Purchaser (in the case of a failure by the Purchaser or a Purchasing Company) or ICI (in the case of a failure by one of the Sellers) elect to:
		(i)	proceed to First Completion or Second Completion (as the case may be) in so far as reasonably practicable; or
		(ii)	postpone the date for First Completion to the first Business Day of the next month following the First Completion Date; or
		(iii)	postpone the date for Second Completion to the first Business Day of the next month following the Second Completion Date; or
		(iv)	where the Completion in question is First Completion and in circumstances where there is a material failure to comply fully, rescind this Agreement; or
		(v)	where the Completion in question is Second Completion, elect by notice in writing to exclude the Indian Business from the sale and purchase pursuant to this Agreement and pursuant to the Indian Business Transfer Agreement whereupon the provisions of Paragraphs 1.1 (Failure to complete sale of the Indian Business) and 1.2 (Removal of the Indian Business) of Schedule 18 (Provisions dealing with the Indian Business) shall apply;
	(b)	any party elects to postpone the date for First Completion and/or Second Completion (as the case may be) in accordance with Clauses 9.4(a)(ii) or (iii) (Late Completion) then the provisions of this Agreement shall apply as if such postponed date were the relevant Completion Date for all purposes; and
	(c)	any party elects to rescind this Agreement in accordance with Clause 9.4(a)(iv) (Late Completion), then subject to Clause 9.5 (Clauses to survive rescission of this Agreement) all rights and obligations of the parties shall cease to have effect immediately upon rescission except that rescission shall not affect any accrued rights or obligations of the parties as of the date of rescission except in relation to the Warranties.
9.5	Clauses to survive rescission of this Agreement
Clause 24 (Confidentiality), Clause 26 (Costs and Exchange Rates) and Clause 37 (Law and Jurisdiction) shall survive rescission or termination of this Agreement for whatever reason.
9.6	Indemnity
ICI and the Purchaser each agree, covenant and undertake to indemnify each other and each other member of the other party’s Group (as applicable), on an After Tax Basis, against all Losses in connection with any actions, demands, notices or claims arising out of or in connection with any of the agreements or instruments or licences referred to in this Clause 9 (Completion) or set out in Schedule 3 (Completion Arrangements) being invalidly executed by the other party or any other member of the other party’s Group.

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9.7	Risk and ownership of Business Assets
(a) Risk and ownership of all First Completion Business Assets and the Shares shall pass to the Purchaser on First Completion.
(b) Risk and ownership of all Indian Business Assets shall pass to the Purchaser on Second Completion.
10.	THE EMPLOYEES
The provisions of Schedule 20 (The Employees) shall have effect as if set out in this Clause 10 (The Employees).
11.	THE BUSINESS CONTRACTS
11.1	Performance of Business Contracts
The Purchaser shall, or shall procure that the relevant Business Purchaser shall, at its own cost, after and with effect from the Completion Date (but subject to the provisions of this Clause 11 (The Business Contracts)) carry out and complete for its own account the Business Contracts to the extent that the same have not been performed prior to the Completion Date and in accordance with the terms of the relevant Business Contract.
11.2	Procurement of novation or assignment
ICI shall (or shall procure that the relevant member of the ICI Group shall) use reasonable endeavours to procure that the counter parties to the Business Contracts shall, where that consent is necessary, consent to the substitution of the Purchaser or the relevant Business Purchaser in the place of the relevant Business Seller as a party thereto with effect from the relevant Transfer Time (whether by assignment, novation or otherwise) and insofar as the benefit or burden of any of the Business Contracts cannot effectively be assigned to the relevant Business Purchaser except by an agreement or novation with or by a consent to the assignment from the person, firm or company concerned, the Purchaser and ICI or the relevant member of the ICI Group shall each use reasonable endeavours to procure such agreement, novation or consent including the provision by the Purchaser or relevant Business Purchaser of any information or guarantees reasonably requested by the person, firm or company concerned (including if necessary of the parent company of the Purchaser's Group) but in any case where such agreement, novation or consent is refused or otherwise not obtained and until such consent is obtained or ICI exercises its election under Clause 11.4 (Business Contracts long stop date), then:
(a) the relevant Business Seller shall hold the Business Contract and any monies, goods or other benefits received under the Business Contract after the relevant Completion Date as trustee for the Purchaser and shall, immediately upon receipt of the same, account for and pay or deliver to the Purchaser without any deduction or withholding whatsoever all those monies, goods and other benefits;
(b)	the Purchaser or the Business Purchasers (as the case may be) shall (if subcontracting or agency is permissible under the Business Contract) as the relevant Business Seller's sub-contractor or agent perform on behalf of the relevant Business Seller (but at the Purchaser's expense) all the obligations of

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that Business Seller under the relevant Business Contract arising after the relevant Completion Date; and
(c) where the Business Contract contains a licence in favour of the Business to use any Intellectual Property, ICI shall, or shall procure that the relevant other Business Seller shall, grant such sub-licence under the Business Contract to the Business Purchaser as may be reasonably required for use in the Business and as is within the power of the Business Seller to grant.
11.3	Purchaser to hold ICI harmless
The Purchaser agrees, covenants and undertakes with ICI (for itself and as trustee for each other member of the ICI Group) that it will indemnify ICI (for itself and as trustee for each other member of the ICI Group), on an After Tax Basis, against all Losses in connection with any actions, demands, notices or claims in respect of payments to be made, or liabilities incurred, under or pursuant to the Business Contracts after the relevant Completion Date resulting from the failure on the part of the Purchaser or any member of the Purchaser's Group to perform the Business Contracts or any breach by the Purchaser or any other member of the Purchaser's Group of the terms of any licence granted pursuant to Clause 11.2(c) (Procurement of novation or assignment).
11.4	Business Contracts long stop date
Notwithstanding the right of the Purchaser to exercise any right to terminate a Business Contract specifically provided by the terms of any relevant Business Contract at any time after Completion if, in relation to any Business Contract, the consent referred to in Clause 11.2 (Procurement of novation or assignment) shall be sought but refused or otherwise not obtained on terms reasonably satisfactory to the parties (or established to their reasonable satisfaction by reference to a course of conduct) within 12 calendar months after:
(a) First Completion in the case of any Business Contract forming part of the First Completion Business Assets; or
(b) Second Completion in the case of any Business Contract forming part of the Indian Business Assets;
the Purchaser shall after such date, in the case of each Business Contract which by its terms provides for a right of termination give notice (in the name of and as agent for ICI) to immediately (or in the case of any Business Contract which provides for a right of termination which cannot be exercised until a later date, on the earliest date provided by the relevant Business Contract) exercise such rights to terminate the relevant Business Contract in accordance with its terms to each counter party to that Business Contract and the Purchaser shall indemnify ICI (for itself and as trustee for the relevant Business Seller), on an After Tax Basis, against all Losses in connection with the termination of that Business Contract.
11.5	If performance of Contracts by Purchaser not permitted
Subject to Clause 11.4 (Business Contracts long stop date), where the performance and discharge by the Purchaser or a Business Purchaser (as the case may be) of the obligations and other liabilities arising under a Business Contract (whether as agent or subcontractor or otherwise) would constitute a breach of the express or implied terms of that Business Contract, the Purchaser may elect by notice in writing to the relevant

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Business Seller that the relevant Business Seller shall, pending the obtaining of any necessary consent (or until the Business Contract is terminated in accordance with Clause 11.4 (Business Contracts long stop date)) continue to perform and discharge the Business Contract to the extent necessary to avoid any such breach, provided that:
	(a)	the Business Seller shall exercise its rights in respect of that Business Contract as the Purchaser may reasonably direct or approve and not otherwise and shall account to the Purchaser or the relevant Business Purchaser (as the case may be) for any sums arising under it and shall to the extent permitted under the terms of it be deemed to have granted the Purchaser or the relevant Business Purchaser (as the case may be) a licence free of charge to exercise all rights of the Business Seller under it;
	(b)	the Business Seller shall be deemed to hold the benefit of that Business Contract on trust for the Purchaser (or as it may direct) and that benefit will be promptly paid over to the Purchaser (or as it may direct); and
	(c)	the Purchaser shall reimburse or procure reimbursement by the relevant Business Purchaser to the Business Seller of any costs and expenses properly incurred and shall on behalf of the Business Seller discharge or procure the discharge by the relevant Business Purchaser of any liabilities in each case arising as a result of that performance and discharge by that Business Seller and shall provide, or procure the provision of, all reasonable facilities and assistance to that Business Seller free of charge for that purpose (including providing the services of any relevant Employee and the use of the relevant Business Assets) and shall indemnify the Business Seller, on an After Tax Basis, against all Losses in connection with the same.
11.6	Purchaser's undertaking
The Purchaser undertakes to ICI and to each Business Seller (for itself and as trustee for each other member of the ICI Group) to fulfil (or procure fulfilment by the relevant Purchasing Company) as far as reasonably practicable all the unexpired or undischarged obligations of ICI (or the relevant member of the ICI Group) under all guarantees and indemnities which ICI (or the relevant member of the ICI Group) has given in respect of any goods or services sold and/or provided in connection with the Business and which in turn require or may require repairs, replacement or remedial works to be carried out and the Purchaser shall indemnify ICI (for itself and as trustee for each other member of the ICI Group), on an After Tax Basis, against all Losses in connection with payments to be made or liabilities incurred under or pursuant to such guarantees or indemnities in respect of the period after the Transfer Time.
11.7	Accounting for payments to the ICI Group
If at any time after:
	(a)	the ROW Transfer Time in the case of the ROW Business; or
	(b)	the Indian Transfer Time in the case of the Indian Business;
any member of the ICI Group receives any payment in respect of a Business Contract other than one which was payable or accrued in respect of the period before the relevant Transfer Time and which was not accounted for in the Net Asset Value, ICI shall procure that the relevant member of the ICI Group shall:

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(c) account to the Purchaser for such payment within 15 Business Days of receiving the same; or
(d) apply such payment to the satisfaction and discharge of any Assumed Liability for which notice of a claim has at the date of receipt of the payment been made against or delivered to ICI (or a member of the ICI Group) and which the Purchaser (or a member of the Purchaser’s Group) has not at that date otherwise paid or discharged.
ICI shall from the relevant Transfer Time permit the Purchaser or its agents on giving reasonable notice to ICI such access as it may reasonably require to the financial books and records of ICI and of each member of ICI’s Group kept in relation to the Business so as to allow the Purchaser to verify the due and proper performance by ICI of its obligations under this Clause 11.7 (Accounting for payments to the ICI Group).
11.8	Accounting for payments to the Purchaser's Group
If at any time after the:
(a) ROW Transfer Time in respect of the ROW Business; or
(b) the Indian Transfer Time in respect of the Indian Business;
any member of the Purchaser's Group receives any payment in respect of a Business Contract which relates to, was payable or accrued in respect of the period before the relevant Transfer Time and which was not accounted for in the Net Asset Value, the Purchaser shall procure that the relevant member of the Purchaser's Group shall account to ICI (for itself and as trustee for each relevant Seller) for such payment within 15 Business Days of receiving the same. The Purchaser shall from the relevant Transfer Time permit ICI or its agents, on giving reasonable notice to the Purchaser, such access as ICI may reasonably require to the financial books and records of the Purchaser and of each member of the Purchaser’s Group kept in relation to the Business so as to allow ICI to verify the due and proper performance by the Purchaser of its obligations under this Clause 11.8 (Accounting for payments to the Purchaser’s Group).
11.9	No assignment
Neither this Agreement nor any action carried out in pursuance of it or under any of the other Transaction Documents shall constitute an assignment or attempted assignment of any of the Business Contracts which are not assignable without the consent of another person if such assignment or attempted assignment would constitute a breach of such Business Contract except to the extent that such consent is obtained. The provisions of this Clause 11 (The Business Contracts) shall not apply to any lease or agreement for lease or licence of any Business Property which is the subject of Schedule 2 (Property Matters), nor in relation to any contract of employment which is the subject of Schedule 20 (The Employees).
12.	PENSIONS AND RELATED BENEFITS
The provisions of Schedule 5 (Pensions and Related Benefits) shall have effect as if set out in this Clause 12 (Pensions and Related Benefits).

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13.	REPAYMENT OF DEBT
The provisions of Schedule 12 (Debt) shall have effect as if set out in this Clause 13 (Repayment of Debt).
14.	CONSENTS
14.1	Consents
The Purchaser shall, at its own cost, apply (or procure application by the relevant Purchasing Company) to the relevant governmental or other regulatory authorities to arrange for the issue or transfer to the Purchaser or the relevant Purchasing Company of all Permits required by it to carry on the Business after the Transfer Time and all or any other Permits required in connection with the transfer of the Business Assets and the Shares in compliance with all applicable laws, regulations and other legal obligations. The Purchaser shall use (and procure that the other Purchasing Companies use) reasonable endeavours to effect or procure each such transfer or issue as soon as possible within the statutory or other regulatory timeframe for obtaining the same, and ICI shall render all reasonable assistance to the Purchaser to facilitate this.
14.2	Purchaser to hold ICI harmless
The Purchaser acknowledges that neither ICI nor any other member of the ICI Group shall be liable for any failure or refusal by any relevant governmental or other regulatory authority to arrange or effect the transfer or assignment to the Purchaser or other Purchasing Company or the issue or re-issue in the name of the Purchaser or such Purchasing Company of any such Permit (including Environmental Permits), and the Purchaser agrees, covenants and undertakes with ICI (for itself and as trustee for each other member of the ICI Group) that it will indemnify ICI (for itself and as trustee for each other member of the ICI Group), on an After Tax Basis, against all Losses in connection with any actions, demands, notices or claims in respect of, arising out of or in connection with any breach or infringement by the Purchaser or any other member of the Purchaser's Group after Completion of any of the same which remain in the name of a Business Seller or otherwise pending formal confirmation of the transfer, assignment, issuance or re-issuance thereof.
15.	PURCHASER WARRANTIES
15.1	Purchaser's Warranties
The Purchaser hereby warrants to ICI (for itself and as trustee for each other member of the ICI Group) that:
(a) each Purchasing Company is a duly organised and validly existing corporation and that the Purchaser has the corporate power and authority to enter into and perform this Agreement and the Purchaser and each other Purchasing Company have the corporate power and authority to enter into and perform any agreements to be entered into pursuant to the terms of this Agreement;
(b) it has duly authorised, executed and delivered this Agreement;
(c) the execution, delivery and performance of this Agreement by it does not and will not:
(i) contravene its memorandum and articles of association or any order or judgement that applies to or binds it or any of its assets;

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	(ii)	require the consent of all or any of its shareholders; or
	(iii)	result in a material breach of, or constitute a material default under, any instrument to which it is a party or by which it is bound;
(d)	this Agreement is a legal, valid and binding obligation on it, enforceable against it in accordance with its terms, and each other agreement or document contemplated hereby to be executed and delivered by the Purchasing Companies will on the relevant Completion Date be duly and validly executed by the Purchasing Companies and be legal, valid and binding obligations of the Purchasing Companies, enforceable against them in accordance with their respective terms;
(e)	save as expressly contemplated by the Transaction Documents, no consent, action, approval or authorisation or registration, declaration or filing with any governmental department, commission, agency or other organisation having jurisdiction over the Purchaser is required to be obtained or made by the Purchaser to authorise the execution and delivery by the Purchaser of this Agreement or the performance by the Purchaser of its terms or by any other Purchasing Company to authorise the execution and delivery by it of any other agreement or document to be executed and delivered pursuant to this Agreement or the performance by such Purchasing Company of its terms;
(f)	there are no:
	(i)	outstanding judgments, orders, injunctions or decrees of any governmental or regulatory body or arbitration tribunal against or affecting any member of the Purchaser's Group;
	(ii)	lawsuits, actions or proceedings pending or, to the knowledge of the Purchaser, threatened against or affecting any member of the Purchaser's Group; or
	(iii)	investigations by any governmental or regulatory body which are pending or threatened against any member of the Purchaser's Group, so far as the Purchaser is aware;
and which, in each case, have an adverse effect on the ability of the Purchaser to execute and deliver, or perform its obligations under, this Agreement and/or on the ability of the Purchaser or any relevant Purchasing Company to execute and deliver, or perform its obligations under, any other documents which are to be executed by the Purchaser or any relevant Purchasing Company pursuant to this Agreement;
(g)	the Purchaser will at the relevant time have immediately available on an unconditional basis (subject only to Completion) the necessary cash resources to meet its obligations under this Agreement and any other documents which are to be executed by the Purchaser or any relevant Purchasing Company and which are to be delivered at Completion; and
(h)	the information provided by the Purchaser in relation to the sales of the Purchaser's Group within each jurisdiction within which the Purchaser's Group carries on business, which has been provided by the Purchaser in good faith for the purpose of allowing the ICI to make a reasonable assessment of its obligations with respect to the notification of any Relevant Competition

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Authority of the proposed purchase of the Business, the Business Assets and the Shares, is so far as the Purchaser is aware in all material respects a true assessment of the position of the Business at the dates specified therein.
15.2	No right of ICI to terminate or rescind
Notwithstanding any breach of this Agreement or any other Transaction Document and notwithstanding any provisions of any applicable laws, ICI agrees on behalf of itself and each other Business Seller and Company Seller that, both prior to and following First Completion, it shall have no right of termination or rescission (including any right under common law) in respect of any claims arising under or in connection with this Agreement other than in the case of fraud and shall not be entitled to treat the Purchaser or any other Purchasing Company as having repudiated this Agreement and, save and except in the case of fraud, the only remedy of ICI, whether acting for itself or on behalf of the other Business Sellers or Company Sellers, for breach of the Purchaser Warranties shall be damages and no member of the Purchaser's Group shall be liable to ICI in any capacity under any statutory warranty provisions
Without prejudice to the Purchaser Warranties (which are warranties and not representations) ICI irrevocably waives any right it may have to claim damages and/or rescission in respect of any misrepresentation whether oral or in writing howsoever arising whether in tort or otherwise unless it establishes fraud on the part of the Purchaser.
16.	WARRANTIES
16.1	Warranties given to Purchaser as Trustee for Purchasing Companies
The Warrantor hereby warrants to the Purchaser as of the date of this Agreement in the terms set out in Schedule 6 (Warranties) on the basis that the Warranties are given:
(a) to the Purchaser solely for its own benefit in respect of those parts of the Business, the Business Assets or Shares which are to be legally and beneficially acquired or are agreed to be acquired by it pursuant to this Agreement; and
(b) to the Purchaser solely in its capacity as trustee on behalf of each relevant Purchasing Company (other than the Purchaser) in respect of those parts of the Business, the Business Assets or Shares which are to be legally and beneficially acquired or agreed to be acquired by the relevant Purchasing Company pursuant to a Local Agreement.
16.2	Claims under this Agreement
Each of the Warranties shall be construed as a separate warranty and (save as provided in Clause 16.8 (Meaning of "Transfer Time" and "Completion")) shall not otherwise be limited or restricted by reference to or inference from the terms of any other Warranty. The Warranties are subject to the matters set out in Schedule 7 (Provisions Relating to Claims under this Agreement).
16.3	No liability unless statement made fraudulently
Without prejudice to the Warranties (which are warranties and not representations) the Purchaser irrevocably waives any right it may have to claim damages and/or rescission

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in respect of any misrepresentation whether oral or in writing howsoever arising whether in tort or otherwise unless it establishes fraud on the part of the Warrantor.
16.4	ICI to notify Purchaser
If in the period prior to First Completion, in the case of the ROW Business, or the period prior to Second Completion, in the case of the Indian Business, the Warrantor first becomes aware of any event or occurrence in relation to the Business which if such event or occurrence had taken place or occurred prior to the date of this Agreement would have constituted a material breach of any of the Warranties, the Warrantor shall promptly provide notice to the Purchaser of the relevant event or occurrence in reasonable detail to the extent the details are within the knowledge of the Warrantor at the relevant time. For the avoidance of doubt, it is acknowledged by the Purchaser that the Warrantor shall have no liability under or in connection with the Warranties or otherwise in relation to any such event or occurrence or in relation to any failure to comply with the Warrantor's obligation to notify the Purchaser and the terms of this Clause 16.4 (ICI to notify Purchaser) are not intended to operate as an obligation upon the Warrantor to repeat the Warranties upon Completion or at any other time.
16.5	No right of Purchaser to terminate or rescind
Notwithstanding any breach of this Agreement or any other Transaction Document and notwithstanding any provisions of any applicable laws, the Purchaser agrees on behalf of itself and each other Purchasing Company that, both prior to and following First Completion, it shall have no right of termination or rescission (including any right under common law) in respect of any claims arising under or in connection with this Agreement (other than in the case of fraud) and shall not be entitled to treat the Warrantor or any of the other Sellers as having repudiated this Agreement and, save in the case of fraud, the only remedy of the Purchaser whether acting for itself or on behalf of the other Purchasing Companies for breach of the Warranties shall be damages and no member of the ICI Group shall be liable to the Purchaser in any capacity under any statutory warranty provisions save for any warranties falling within the ambit of the term "full title guarantee".
16.6	Purchaser's rights and remedies
Save as provided in Clause 16.5 (No right of Purchaser to terminate or rescind), the Warrantor agrees that the rights and remedies of the Purchaser in relation to any of the Warranties shall not be affected or limited by Completion.
16.7	Meaning of "so far as Warrantor is aware"
If any of the Warranties are expressed to be given "so far as the Warrantor is aware" or "to the best of the knowledge, information and belief of the Warrantor", or words to that effect, these expressions shall mean that the Warrantor has made due and careful enquiries only of those persons listed in Schedule 10 (Persons of whom enquiry was made relating to the Warranties) and shall be deemed, on the basis of its present understanding of the ROW Business or the Indian Business (as the case may be) as at the date of this Agreement, only to have knowledge of all facts, matters and circumstances actually known by such persons, and such expressions shall not have imported to them any wider meaning or interpretation or be deemed to include enquiries or actual awareness of any additional people or departments within the

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Warrantor or any other member of the Sellers' Group. Where an area of business is indicated in Schedule 10 (Persons of whom enquiry was made relating to the Warranties), the knowledge of such persons shall be deemed limited to the area of business set out next to the name of the person concerned.
16.8	Meaning of "Transfer Time" and "Completion"
In the Warranties all references to:
(a) "Transfer Time" shall be deemed to be a reference to "the date of this Agreement"; insofar as any Warranty uses a definition contained in this Agreement which either itself or by reference to or the incorporation of any other definition used in this Agreement uses or incorporates the definition "Transfer Time" then all such references to "Transfer Time" shall in construing the Warranties be deemed to refer to the "date of this Agreement" rather than any of the "Transfer Time", the "ROW Transfer Time" or the "Indian Transfer Time" as the context requires; and
(b) "Completion", "First Completion", "Second Completion", the "First Completion Date" or the "Second Completion Date" shall be deemed to be a reference to "the date of this Agreement"; insofar as any Warranty uses a definition contained in this Agreement which either itself or by reference to or the incorporation of any other definition used in this Agreement uses or incorporates any of the definitions "Completion", "First Completion", "Second Completion", the "First Completion Date" or the "Second Completion Date" then all such references to "Completion", "First Completion", "Second Completion", the "First Completion Date" or the "Second Completion Date" shall in construing the Warranties be deemed to refer to "the date of this Agreement" rather than any of "Completion", "First Completion", "Second Completion", the "First Completion Date" or the "Second Completion Date" as the context requires.
16.9	Certain Warranties specific
The scope of certain categories of Warranties shall be limited as follows:
(a) the only Warranties given in respect of employment matters (save for matters relating to pensions) are those set out in Paragraph 7 (Employees) of Part 1 (General Warranties (Business and the Companies)) of Schedule 6 (Warranties) and all other Warranties shall be deemed not to apply to, or be given in relation to, matters dealing with employment;
(b)	the only Warranties given in respect of Intellectual Property matters and contracts (including Business IP Contracts and Company IP Contracts) are those set out in Paragraph 9 (Intellectual Property and IT) and Paragraph 8.1 (Litigation) of Part 1 (General Warranties (Business and the Companies)) of Schedule 6 (Warranties) and all other Warranties shall be deemed not to apply to, or be given in relation to, such matters and contracts. The scope of the Warranties relating to the information technology used in the Business (including any computer hardware, or software, communications systems or databases) and the agreements referred to in paragraph 9.15 of Schedule 6 (Warranties) are not limited by this Clause 16.9(b) (Certain Warranties specific);

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	(c)	the only Warranties given in respect of pension matters are those set out in Paragraph 11 (Pensions) of Part 1 (General Warranties (Business and the Companies)) and Paragraph 6 (Pensions) of Part 2 (Company specific Warranties) of Schedule 6 (Warranties) and all other Warranties shall be deemed not to apply to, or be given in relation to, matters dealing with pensions;
	(d)	the only Warranties given in respect of the Environment are the Environmental Warranties and all other Warranties shall be deemed not to apply to, or be given in relation to, matters dealing with the Environment;
	(e)	the only Warranties given in relation to the Business and the Companies in respect of Taxation are the Tax Warranties and all other Warranties shall be deemed not to apply to, or be given in relation to, matters dealing with Taxation; and
	(f)	the only Warranties given in respect of Property matters are those set out in Paragraph 14 (The Properties) of Part 1 of Schedule 6 (Warranties) and all other Warranties shall be deemed not to apply to, or be given in relation to, matters dealing with Property.
17.	MATTERS TAKEN INTO CONSIDERATION
The Purchaser acknowledges and agrees that in reaching agreement on the value of the Total Consideration both the Purchaser (on behalf of itself and as trustee for each Purchasing Company and each other member of the Purchaser's Group) and ICI (on behalf of itself and as trustee for each Selling Company) have taken into account the following:
	(a)	the anticipated cost of taking necessary measures in respect of the reduction in the quantity and/or concentration of Nitrate ions discharged at or from the Clitheroe Site (including any associated capital expenditure and revenue costs);
	(b)	the potential loss of the climate change levy rebate as it applies to the operations at the Clitheroe Site;
	(c)	the increase in the cost of providing insurance cover under the Transferred Policy compared with the cost of the equivalent insurance cover applicable for the year ended 30 June 2002;
	(d)	the fact that the Business had achieved an EBIT figure of only £10.0 million for the seven months to 31 July 2002 compared with the Business' budget EBIT figure for the full year to 31 December 2002 of £27.7 million; and
	(e)	the difference between the spot £:$ exchange rate on 4 September 2002 and the Business' budget rate of £1:$1.44;
(the "Considered Matters") and accordingly the Purchaser, whether for itself or any other member of the Purchaser's Group, shall have no right to make claim for damage or loss whether in contract, tort or otherwise (other than in the case of fraud) arising under or in connection with this Agreement or any other Transaction Document in relation to the Considered Matters including, without limitation, any liability which might otherwise arise under or in connection with the Warranties or the determination of the Net Asset Adjustment.

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18.	ENVIRONMENT
18.1	Environmental Permits
The Purchaser shall:
(a) use all reasonable endeavours to procure that none of the Retained Permits are suspended, revoked, cancelled, restricted or amended in an adverse manner or not renewed in each case as a result of the sale and purchase of the Business, the Business Assets and the Shares and the other transactions contemplated by this Agreement; and
(b) use all reasonable endeavours to comply with the conditions of the Retained Permits which are disclosed to the Purchaser in the Disclosure Letter to the extent they may relate to the activities of the Business and/or the Chilton Business Property.
18.2	Parties bound by Deed
The parties agree to be bound by the provisions of the Environmental Deed of Indemnity.
18.3	Agreement as to liabilities
(a) The parties agree that in the event of any statutory notice being served which relates to Contaminated Land or otherwise to substances (including Hazardous Substances) which are or have been present in, on or under any UK Business Property and which require any form of remediation, then the sole responsibility for complying with that notice shall rest with the relevant Purchasing Company to the exclusion of any member of the ICI Group.
(b) The parties further agree that should any enforcing authority carry out any remediation with respect to substances (including Hazardous Substances) which are or have been present in, on or under any UK Business Property and wish to recover its costs from any member of the ICI Group, then the sole responsibility for those costs shall rest with the relevant Purchasing Company to the exclusion of any member of the ICI Group.
(c) The agreements in Clauses 18.3(a) and 18.3(b) (Agreement as to liabilities) are made with the intention that the enforcing authority serving the notice or (as the case may be) seeking to recover its costs shall give effect to the agreements in Clause 18.3(a) and 18.3(b) (Agreement as to liabilities) pursuant to the Statutory Guidance issued under part IIA Environmental Protection Act 1990 and the Purchaser undertakes in the event of a statutory notice being served to bring such agreements to the attention of the enforcing authority as promptly as possible.
18.4	Sold with information
(a)	The Purchaser acknowledges that it has, and the relevant Purchasing Company has, been provided with the information with respect to the Business Properties as provided in the Disclosed Information prior to the date of this Agreement and that such information is sufficient to make the Purchasing Companies aware of the presence and the broad measure of the presence of substances (including Hazardous Substances) and their amount and nature referred to in that information.

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(b) The Purchaser further acknowledges that ICI and the Purchasing Companies are large commercial organisations, and that the Purchaser has, and the relevant Purchasing Company has, been given permission and adequate opportunity to carry out its own investigations with respect to the Business Properties for the purpose of ascertaining whether, and if so the extent to which, the Business Properties are or have been affected by substances (including Hazardous Substances).
(c) The parties acknowledge that the effect of such information and permission in accordance with any applicable statutory or non-statutory guidance shall be to exclude each member of the ICI Group from liability as an appropriate person to bear responsibility for any remediation in relation to the relevant substances or for the cost of such remediation.
18.5	German Business Properties
ICI and the Purchasers are aware of the fact that as a consequence of the past and current usage of the German Business Properties the existence of:
(a) Hazardous Substances in the soil and/or the buildings and groundwater; and/or
(b) ecologically harmful soil and/or groundwater contamination, including:
(i) dangerous alterations to the soil (as defined in Section 2 (3) of the German Federal Soil Protection Act ("Bundes-Bodenschutzgesetz"));
(ii) residual contamination (including as provided under Section 2 (4), (5) and (6) of the German Federal Soil Protection Act);
(iii) any residue of buildings, technical installations and military materials contained in the soil; and
(iv) other contamination of the real property and the buildings;
(hereinafter "Prior Encumbrances"), may, under Environmental Laws, make remedial measures (including investigation, clean up and protection) necessary or might interfere with intended usage of the German Business Properties. The Purchaser acknowledges that the possibility of the existence of such Prior Encumbrances has been taken into account by the parties in reaching agreement on the Total Consideration. The Purchasers’ right to demand cost sharing pursuant to Paragraph 24 (2) of the German Federal Soil Protection Act or any other Environmental Law (including the Wasserhaushaltsgesetz) is hereby expressly excluded.
18.6	Clauses subject to Deed
The provisions of Clauses 18.3 (Agreement as to liabilities) to 18.5 (German Business Properties) are subject to the terms of the Environmental Deed of Indemnity.
18.7	Avecia
ICI and the Purchaser shall, between the date of this Agreement and First Completion, use all reasonable endeavours (not including any expenditure of money) to develop and document (by way of amendment to or replacement of Clauses 11.1(b) and (c) and to the relevant provisions of Clause 11.2(b) of the Environmental Deed of Indemnity) an alternative approach with respect to any Avecia Claims (as defined in the

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Environmental Deed of Indemnity) which is acceptable to both of them, with the aim of ensuring so far as possible that:
(a) ICI will retain the benefit of any Avecia Claims without impairment; but
(b) the involvement of the Purchaser (including without limitation the use of its name) in enforcing them will be minimised, so as to protect the Purchaser's ongoing relationship with Avecia.
19.	INFORMATION TECHNOLOGY AND R&D PROJECTS
19.1	IT Arrangements
The parties will comply with the provisions of Schedule 21 (Information Technology) and will use their respective reasonable endeavours prior to First Completion to enter into any additional agreements and arrangements, including the Transitional Services Agreements, necessary to give effect to the provisions of Schedule 21 (Information Technology).
19.2	R&D Projects
Immediately after the date of this Agreement, ICI shall disclose to the Purchaser full information relating to each Specified SRF Project and the Specified BLP so that the Purchaser can determine whether it wishes to participate in each Specified SRF Project under Clause 2.3 of the IP Agreement or in the Specified BLP under Clause 11 of the IP Agreement.
20.	FURTHER ASSURANCE
20.1	Further assurance
Following First Completion, ICI and the Purchaser shall (and shall respectively procure that each of the other Sellers and Purchasers which are members of their respective Groups shall), at their own cost:
(a) do, execute and perform all such acts, deeds, documents and things (or procure the doing, execution or performance thereof) as the others may from time to time reasonably require for the purpose of implementing the provisions of this Agreement including giving full effect to the transactions contemplated by this Agreement and vesting the Business Assets in the Business Purchasers; and
(b) subject to Clause 21 (Information, Records and Assistance), from time to time supply to the other such assistance as the other may reasonably require for the purpose of implementing the provisions of this Agreement.
20.2	Co-owned Patents
Following First Completion, ICI shall, or shall procure that the relevant member of the ICI Group shall use reasonable endeavours to procure that each co-owner of each patent and patent application comprised in the Business IP which is jointly owned by ICI (or a relevant Business Seller) and a third party (each a "Co-owned Patent") shall, where that consent is necessary, consent to the assignment to the Purchaser (or the relevant Business Purchaser) of the share of the Co-owned Patent owned by ICI or the relevant Business Seller, or where such consent to assignment is refused or otherwise not obtained and until such consent is obtained, shall use reasonable endeavours to obtain such co-owner's consent to the granting to the Purchaser (or a relevant Business

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Purchaser) of as full a licence under the relevant patent or patent application as is possible, in each case with effect from First Completion.
20.3	Wrong-pockets
If and to the extent that, during the period expiring 36 months after the First Completion Date, or the Second Completion Date (as applicable) ICI notifies the Purchaser in writing that any asset has been transferred by any of the Business Sellers to the Purchaser or any other member of the Purchaser's Group which is not a Business Asset or it is determined that there is any asset which is owned by a Company which was not to a material extent used in the conduct of the Business prior to Completion, then the Purchaser shall do, or procure the doing of, all such things as may reasonably be required by ICI to retransfer (or, in the case of any such asset owned by a Company, to transfer) any such asset to the relevant Business Seller or as ICI shall otherwise direct provided always that:
(a) where account was taken of the relevant asset in the preparation of the Net Asset Statement, ICI shall pay to the Purchaser a sum equal to the amount so provided for in the Net Asset Statement together with interest at the Agreed Rate calculated from the First Completion Date to the date of re-transfer (or transfer);
(b) subject to sub-clause 20.3(c), where no account was taken of the relevant asset in the preparation of the Net Asset Statement, ICI shall not be liable to pay any sum in respect of the relevant asset to the Purchaser;
(c) where the Purchaser has in relation to any relevant asset incurred additional expense as a result of expenditure made in undertaking improvements to such asset, ICI shall pay to the Purchaser an additional sum equal to the value recorded in the most recent management accounts of the Purchaser (or if more recent the audited accounts of the Purchaser) in respect of such asset:
(i) less any sum payable by ICI to the Purchaser pursuant to sub-clause 20.3(a); or
(ii) where no value was attributed to the relevant asset in the Net Asset Statement, less a sum equal to the fair market value of the relevant asset as at the First Completion Date, provided that in no circumstances shall the Purchaser be obliged to pay any amount to ICI pursuant to this sub-clause 20.3(c) and provided further that ICI shall be responsible for all costs and expenses incurred by the relevant member of the Purchaser's Group in giving effect to such re-transfer (or transfer).
21.	INFORMATION, RECORDS AND ASSISTANCE
21.1	Employee Records
The parties agree that, to the extent permitted by law, ICI or any other member of the ICI Group, shall be entitled to copy the Employee Records before First Completion and to retain copies of the Employee Records without limitation of time.
21.2	Provision of records
Subject to the provisions of Schedule 19 (Value Added Tax) ICI shall, and shall procure that each Business Seller shall, and the Purchaser shall, and shall procure that

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the Companies and each Purchasing Company shall, each provide the other upon reasonable request and upon providing reasonable justification that the same is required with full and free access (including the right to take copies) during usual business hours to the books, accounts and records which relate exclusively or primarily to the Business to be held by each of them after First Completion and which relate to the period up to First Completion (the "Financial Records").
21.3	Preservation of records
Subject to the provisions of Schedule 19 (Value Added Tax), for a period of ten years following the First Completion Date, no party shall dispose of or destroy, and shall procure that their respective Group members shall not dispose of nor destroy, any of the Financial Records or Primary Books and Records without first giving the other at least two months' notice of its intention to do so and giving the other the opportunity to remove and retain any of them (at that other party's expense).
21.4	Litigation
	(a)	Following the Completion Date the Purchaser will not dispose of or destroy, and will procure that each member of the Purchaser's Group will not dispose of or destroy:
		(i)	any records (in whatever form) relating in any way to the Terra Litigation and/or to its subject matter (including ammonia plants in general); and
		(ii)	such records or categories of records (in whatever form) as ICI has given written notice of to the Purchaser which are in the Purchaser's or the relevant member(s) of the Purchaser's Group's possession or control (together with those records referred to in sub-clause (i) being the "Relevant Records") relating to such other proceedings by or against ICI or any other member of the ICI Group the existence of which ICI has given written notice to the Purchaser so far as the same relate to the Business or any predecessor business and including proceedings relating to employees, claims, product liability or Taxation (the "Proceedings");
PROVIDED THAT the Purchaser may, in relation to the disposal or destruction of any records in whatever form not falling within the categories specified by sub-clauses (i) and (ii) above, otherwise apply in the ordinary course the Purchaser's or the relevant member of the Purchaser's Group's bona fide document retention policy as notified to ICI from time to time.
	(b)	The Purchaser shall, and shall procure that each member of the Purchaser's Group shall, on reasonable notice from ICI, give such assistance to ICI or the relevant member of the ICI Group as ICI or the relevant member of the ICI Group may reasonably require in relation to the Proceedings.
	(c)	The assistance referred to in Clause 21.4(b) (Litigation) shall include:
		(i)	access to the Relevant Records, in accordance with Clause 21.4(d) (Litigation);
		(ii)	access to the Properties;

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(iii) access to employees of the Purchaser and/or of each other member of the Purchaser's Group including in any event each of those persons listed in the Disclosure Letter for the purpose of this Clause 21.4 (Litigation) (collectively the"Relevant Employees") in accordance with Clause 21.4(e) (Litigation), such access to be granted to any or all of ICI, the other members of the ICI Group and its or their representatives and/or advisers during normal business hours.
	(d)	In granting access to Relevant Records under Clause 21.4(c)(i) (Litigation), the Purchaser agrees that ICI, each other member of the ICI Group and its or their representatives and/or advisers may take copies of the same and will pay the Purchaser's reasonable copying charges.
	(e)	The Purchaser acknowledges that ICI, each member of the ICI Group, and its or their representatives and/or advisers may, provided that ICI has given reasonable notice to the Purchaser of its requirements and that such requests do not cause undue inconvenience to the Purchaser, request any Relevant Employee:
(i) to travel to the offices of solicitors nominated by ICI in order to answer all questions put to him by those solicitors on all matters which, in the judgment of those solicitors may be relevant to such Proceedings and about which the Relevant Employee may have relevant information;
(ii) to co-operate in the preparation, review and signing of any document (including a witness statement, affidavit or other similar document) recording their evidence on those matters;
(iii) to attend any hearing or hearings to give evidence on behalf of ICI (or any other member of the ICI Group) at such time or times as ICI may reasonably require;
and the Purchaser will use reasonable endeavours to procure that the Relevant Employee complies with any such request.
	(f)	When seeking assistance under this Clause 21.4 (Litigation), ICI, or the other relevant member of the ICI Group, shall use all reasonable endeavours to minimise interference with the Purchaser and the Purchaser's Group's conduct of the relevant business or the performance by the Relevant Employees of their employment duties.
	(g)	ICI will reimburse or procure the reimbursement of all costs and expenses incurred by any Relevant Employee in providing any assistance to any member of the ICI Group under this Clause 21.4 (Litigation) and where such assistance has resulted in material absence from the Relevant Employee's workplace ICI shall reimburse or procure the reimbursement of the Relevant Employee's wages or salary incurred by the Purchaser or relevant member of the Purchaser's Group in respect of such period of absence.
21.5	Allocation of Technical Information
	(a)	ICI and the Purchaser shall:

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	(i)	within one month following signature of this Agreement, ensure that their respective representatives (who shall each be suitably qualified, in the sense of having knowledge of the relevant technologies) enter into discussions in good faith with a view to completing the task of allocating all records (in whatever form or medium, including paper, electronically stored data, magnetic media, film and microfilm) containing Technical Information owned by, or in the possession or control of, any member of the ICI Group, into the categories set out in Clause 21.5(b) (Allocation of Technical Information) below; and
	(ii)	use their respective best endeavours to ensure that that task of allocating records is completed by their respective representatives no later than 90 days from the date of this Agreement, failing which the matter may be referred for resolution under Clause 34 (Dispute Resolution).
(b)	The categories and the treatment of records containing Technical Information shall be as follows:

Contents of category	Treatment of records containing Technical Information within category

Records containing Technical Information which is exclusively used in or exclusively relates to the Business, (but excluding for the avoidance of doubt any which comprises Excluded IP) (any such Technical Information being “Business
Technical Information”).
ICI shall provide the Purchaser either with each original record (or all relevant parts of each original record) containing Business Technical Information or, where that is not practicable, with a complete and accurate copy of each original record or relevant parts thereof.

Records containing Technical Information which is used non-exclusively in the Business (but excluding for the avoidance of doubt any which comprises Excluded IP), (any such Technical Information being “Shared Technical Information”).	ICI shall provide the Purchaser with a complete and accurate copy of each record (or all relevant parts of each record) containing Shared Technical Information. The Purchaser's rights to use this are as set out in the IP Agreement in relation to the "Shared Unregistered IP".

Records containing Technical Information which is neither Business Technical information nor Shared Technical Information, and which ICI is either unable to make available to the Purchaser for legal reasons or which it regards as proprietary and so is not willing to make available (any such Technical Information being “Excluded Technical Information”).
ICI may retain all records containing Excluded Technical Information and the Purchaser shall have no right to use or have access to the same.

Records containing Technical	If the Purchaser so requests in writing,

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Information which is not used in the Business but which relates to catalysts and has been identified by the Business prior to the date of this Agreement as being of interest to it, but does not constitute Excluded Technical Information, and which ICI is therefore willing to make available to the Purchaser (any such Technical Information being "Available Technical Information").	ICI shall provide it with a complete and accurate copy of each record (or all relevant parts of the record) containing Available Technical Information at the Purchaser's reasonable cost. The Purchaser's rights to use this will then be as set out in the IP Agreement in relation to the "Shared Unregistered IP".

(c)

Where ICI is obliged under this Clause 21.5 (Allocation of Technical Information) to provide the original or a copy of any record or part of any record to the Purchaser, it shall provide the same to the Purchaser, or to any member of the Purchaser’s Group, as directed by the Purchaser, within 15 Business Days of the parties' agreement upon the allocation of that record into a category set out in Clause 21.5(b) (Allocation of Technical Information).

21.6	Uncategorised Technical Information
Where, at any time and from time to time during the period expiring 12 months after First Completion, the Purchaser notifies ICI in writing that the parties neither addressed nor agreed upon under Clause 21.5 (Allocation of Technical Information) a particular record containing Technical Information which the Purchaser reasonably considers constitutes Business Technical Information or Shared Technical Information, ICI and the Purchaser shall comply with the procedure set out in Clause 21.5 (Allocation of Technical Information) in relation to any such record, except that the reference in Clause 21.5(a)(i) (Allocation of Technical Information) to "one month following signature of this Agreement" shall be read as "one month following the giving of notice under this Clause 21.6" and the reference in Clause 21.5(a)(ii) (Allocation of Technical Information) to "90 days from the date of this Agreement" shall be read as "90 days from the giving of notice under Clause 21.6" (Uncategorised Technical Information).
21.7	ICI's access to verify Technical Information
	(a)	During the period expiring 12 months after First Completion, the Purchaser shall, and shall procure that each other member of the Purchaser's Group shall, within a reasonable time after being given written notice by ICI (which notice may be given by ICI only once during such period), provide ICI with access to any records (in whatever form or medium) containing Technical Information and which are in the possession or control of any member of the Purchaser's Group as a result of the transactions contemplated by this Agreement. The access provided to ICI under this Clause shall:
		(i)	take place at reasonable times stipulated by the Purchaser;
		(ii)	not disrupt the Business or any business of the Purchaser's Group;
		(iii)	be at the cost of ICI (but the Purchaser shall not charge for access);

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(iv) be subject to Clause 24 (Confidentiality); and
(v) be subject to ICI complying with all reasonable directions of and having regard to the Purchaser’s, or any member of the Purchaser’s Group’s, security and safety policies;
(b) ICI may have access under Clause 21.7(a) (ICI's access to verify Technical Information) for the following purposes only:
(i) to verify that no record which contains Excluded Technical Information is in the possession or control of any member of the Purchaser's Group;
(ii) to extract and retain any record to the extent that it contains Excluded Technical Information; and
(iii) to obtain copies of any record to the extent that it contains Shared Technical Information.
21.8	References to Records
References in Clauses 21.5, 21.6 and 21.7 to "records" include relevant parts of records.
21.9	Annual Reporting
Following each of First Completion and Second Completion the Purchaser shall, and shall procure that each Company and each Purchasing Company shall, provide to ICI (at ICI's cost) within 20 Business Days of:
(a) the First Completion Date in respect of the ROW Business; and
(b) the Second Completion Date in respect of the Indian Business;
a full annual statutory data set in respect of the period from 1 January 2002 to the relevant Completion Date for each relevant reporting unit of the Business as separately reported within the ICI Group prior to First Completion using the "MAIN" and "BUDMAN" Hyperion Group financial reporting systems.
21.10	Expert determination of "After Tax Basis"
In relation to any payment to be made under any Transaction Document on an After Tax Basis, either party may, at its own expense, instruct independent auditors to determine in writing the amount of such payment due under paragraphs (a) or (b) of the definition of "After Tax Basis" contained in this Agreement and following such a written determination, the amount due under paragraphs (a) or (b) of that definition shall be adjusted accordingly and any repayments due shall be made within 10 Business Days of such written determination and the parties shall provide (each at their own cost) all reasonable assistance to the independent auditors in allowing them to reach their determination.
22.	INSURANCE AND INDEMNITY CLAIMS
22.1	Policies in force until Completion
ICI (on behalf of itself and each of the Company Sellers and Business Sellers) shall continue in force all policies of insurance maintained by them in respect of the ROW Business, including the Transferred Policy, until (and including) the First Completion Date and in respect of the Indian Business until (and including) the Second

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Completion Date. ICI India shall charge the cost of the insurance cover in respect of the Indian Business for the period from the First Completion Date to the Second Completion Date, to the Purchaser as agent for ICI India.
22.2	Cover ceases on Completion
Save and except for (i) the Transferred Policy and (ii) policies of insurance which relate to workers health in respect of which an employee has a legal or contractual right to make or have a claim made on his or her behalf against such policies of insurance and in relation to which ICI has insurance coverage (such policies in this sub-Clause 22.2 (ii) being referred to as an "ICI Insurance Policy"), upon First Completion all insurance cover provided in relation to the ROW Business by the ICI Group (whether under policies maintained with third party insurers or other members of the ICI Group) shall cease (but, for the avoidance of doubt, without prejudice to any such claim made on or prior to First Completion under ICI's existing insurance cover). Upon Second Completion all insurance cover provided in relation to the Indian Business by the ICI Group (whether under policies maintained with third party insurers or other members of the ICI Group) shall cease (but, for the avoidance of doubt, without prejudice to any such claim made on or prior to Second Completion under ICI's existing insurance cover) except for policies of insurance which relate to workers health in respect of which an Indian Employee has a legal or contractual right to make or have a claim made on his or her behalf against such policies of insurance.
22.3	Purchaser to obtain insurance cover for the ROW Business
The Purchaser undertakes to ICI that it will use its reasonable endeavours after First Completion to maintain insurance policies whose terms are in all material respects similar to the terms of the Transferred Policy or are similar to insurance policies provided to the Purchaser's Group.
22.4	Purchaser to obtain insurance cover for the Indian Business
The Purchaser undertakes to ICI that it will, with effect from Second Completion in respect of the Indian Business, use its reasonable endeavours to maintain such insurance cover for the Indian Business under insurance policies whose terms are similar to the insurance policies maintained by ICI India in relation to the Indian Business prior to the Second Completion Date or are similar to the insurance policies provided to the Purchaser's Group in India (together with the policies referred to under Clause 22.3 (Purchaser to obtain insurance cover for the ROW Business) being the "Insurance Cover").
22.5	Purchaser's undertaking
The Purchaser undertakes to ICI that it will take all reasonable steps to maintain the Insurance Cover and to make claims for Losses covered by the Insurance Cover within the periods provided by the relevant policies.
22.6	Workers' Health Coverage
If an Indemnity Claim is made in respect of a matter which relates to workers health, the Purchaser (and/or the relevant member(s) of the Purchaser's Group) shall first make a claim against: (i) the Transferred Policy; and/or (ii) any other policy or policies of insurance available to it or them (including, without limitation, any US workers compensation policy of the Purchaser and/or the relevant member(s) of the Purchaser's Group). If, however, the Purchaser (and/or the relevant member(s) of the

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Purchaser's Group) has no cover under any such policies referred to in sub-Clauses 22.6(i) and/or (ii) above, in respect of such matter, and in relation to which ICI has insurance coverage under an ICI Insurance Policy (an "Insured Indemnity Claim"), ICI shall, if requested in writing by the Purchaser, take such steps (at the Purchaser's cost) as the Purchaser may reasonably request to notify the insurer of the insurance claim in relation to the Insured Indemnity Claim (provided that ICI shall not be required to commence litigation, arbitration or any similar process against any insurer). If, following the taking of such steps the relevant insurer has made a payment to ICI, ICI shall pay an amount equal to the amount of such payment to the Purchaser (net of any reasonable costs or expenses of recovery which have not been reimbursed by the Purchaser). If the relevant insurer at any time declines to accept responsibility for the Insured Indemnity Claim or any part of it, the provisions of Clauses 22.9 (Recovery) and 22.10 (No obligation to pursue) shall apply to the Insured Indemnity Claim or such part of it (as the case may be). If an Indemnity Claim is only partly covered by an ICI Insurance Policy, the provisions of Clause 22.8 shall apply to such part of such Indemnity Claim as is covered by an Insurance Policy and the provisions of Clause 22.9 (Recovery) shall apply to such part of such Indemnity Claim as is not covered by an ICI Insurance Policy.
22.7	Reasonable assistance
In relation to an Insured Indemnity Claim, the Purchaser and/or any other member of the Purchaser's Group, if requested by ICI, shall give ICI and/or any other member of the ICI Group, all reasonable assistance in making a claim under the relevant ICI Insurance Policy.
22.8	Third Party Indemnity Claim
In relation to an Indemnity Claim which is not an Insured Indemnity Claim then if, at any time after the date of this Agreement, any claim is made in writing by a third party or any liability (actual or contingent) comes to the notice of ICI, or any other member of the ICI Group, (a "Third Party Indemnity Claim") which causes or may reasonably be expected to cause the Purchaser, or any other member of the Purchaser's Group, to be liable in respect of an Indemnity Claim then ICI shall at the written request and cost of the Purchaser, or any other relevant member of the Purchaser's Group:
(a) take or cause to be taken such action as the Purchaser, or the other relevant member of the Purchaser's Group, may reasonably require to avoid, contest, dispute, resist, appeal, compromise or defend the Third Party Indemnity Claim;
(b) permit the Purchaser, or any other relevant member of the Purchaser's Group, in the name of and on behalf of ICI or any other relevant principal member of the ICI Group to have the conduct of all proceedings relating to the Third Party Indemnity Claim including the appointment of legal and other professional advisers and the making of any settlement or compromise of the Third Party Indemnity Claim; and
(c) render or cause to be rendered to the Purchaser, or the other relevant member of the Purchaser's Group, all such assistance as the Purchaser, or such other relevant member of the Purchaser's Group, may reasonably require (including providing access at reasonable times during business hours and upon

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reasonable notice to information and to employees of ICI and of relevant members of the ICI Group) for the purpose of avoiding, contesting, disputing, resisting, appealing, compromising or defending the Third Party Indemnity Claim;
PROVIDED ALWAYS that:
(d)	the Purchaser shall procure that ICI is promptly sent copies of all written communications or notified in writing as to the substance of all oral communications pertaining to the Third Party Indemnity Claim transmitted by or on behalf of the Purchaser, or the other relevant member of the Purchaser's Group, to the other party to the Third Party Indemnity Claim or its agents or professional advisers;
(e)	ICI or (as the case may be) the relevant member of the ICI Group shall not be obliged at any time to take or procure such action or to allow the Purchaser, or any other relevant member of the Purchaser's Group, to conduct proceedings or to provide assistance in connection with that Third Party Indemnity Claim if to do so would materially prejudice or have a material adverse effect on the business of ICI or on any other principal member of the ICI Group;
(f)	the Purchaser shall be responsible for the reasonable costs of ICI, or the relevant member of the ICI Group, incurred in relation to taking action to avoid, contest, dispute, resist, appeal, compromise or defend the Third Party Indemnity Claim;
(g)	the Purchaser shall indemnify ICI, or the relevant member of the ICI Group, on an After Tax Basis against all losses, costs and expenses which ICI, or the relevant member of the ICI Group, may suffer as a result of the Purchaser or any other member of the Purchaser's Group exercising its right to have conduct of all proceedings relating to the Third Party Indemnity Claim;
(h)	without prejudice to sub-clause 22.8(e) above, the Purchaser shall not make, or permit to be made, any settlement or compromise of a Third Party Indemnity Claim without the prior written approval of ICI (such approval not to be unreasonably withheld or delayed) and, for the purposes of this sub-clause 22.8(h), ICI shall be deemed to have reasonably withheld or delayed its consent if the compromise or settlement of such Third Party Indemnity Claim would materially prejudice or have a material adverse effect on the business of ICI or on any other principal member of the ICI Group;
(i)	a Third Party Indemnity Claim shall not be compromised or settled without the consent of the Purchaser provided that ICI shall not be obliged to seek the Purchaser's consent if the obtaining of the Purchaser's consent prior to compromise or settlement of such Third Party Indemnity Claim would materially prejudice or have a material adverse effect on the business of ICI or on any other principal member of the ICI Group; and
(j)	ICI shall, assuming it has conduct of all proceedings relating to the Third Party Indemnity Claim, keep the Purchaser informed as to the steps which are being taken in connection with the Third Party Indemnity Claim.

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22.9	Recovery
If, notwithstanding any other provision of this Clause 22 (Insurance and Indemnity Claims), any payment is made by the Purchaser, or any other member of the Purchaser's Group, in or towards the settlement of any Indemnity Claim and ICI, or any other member of the ICI Group, subsequently recovers or procures the recovery from a third party (including insurers) of an amount which is referable to that Indemnity Claim ICI shall as soon as reasonably practicable repay to the Purchaser, or the relevant member of the Purchaser's Group, an amount equal to whichever is the lesser of:
(a) the amount recovered from the third party after deduction of all reasonable costs, charges and expenses incurred and Taxation suffered by ICI or the relevant member of the ICI Group in making such recovery; and
(b) the amount paid by the relevant member of the Purchaser's Group in or towards settlement of the Indemnity Claim.
22.10	No obligation to pursue
Where ICI, or the relevant member of the ICI Group, is at any time entitled to recover from such other person any sum in respect of any matter giving rise to an Indemnity Claim, ICI acknowledges that to pursue such claim against such person with reasonable diligence may fall within its normal duty of mitigation provided that ICI, or the relevant member of the ICI Group, shall not be obliged to pursue such other person for recovery of any sum in respect of any matter giving rise to an Indemnity Claim if to do so would materially prejudice or have a material adverse effect on the business of ICI or on any other member of ICI Group and any amount recovered by ICI, or the relevant member of the ICI Group (net of all reasonable costs, charges and expenses of recovery and Taxation suffered) shall pro tanto reduce the liability of the Purchaser in respect of that relevant Indemnity Claim. ICI and the Purchaser shall give to one another and/or their respective other members of the Groups (or their agents) on reasonable written notice reasonable access during business hours to any such papers, records, personnel and premises, as may reasonably be requested by either party as being necessary to the conduct of the defence of the Indemnity Claim, subject to any relevant obligations of confidentiality to third parties in respect of such material.
23.	ANNOUNCEMENTS
The parties agree that (save as required by any applicable law or the rules of any Recognised Investment Exchange) no press or other public announcements (whether to shareholders, employees, customers, suppliers or otherwise) shall be made or sent out (or, so far as is practicable, permitted to be made or sent out) by the Purchaser or any other member of the Purchaser's Group or by ICI or any other member of the ICI Group in respect of the sale and purchase under this Agreement without the text of such announcement receiving the prior written approval of the Purchaser (in the case of an announcement by any member of the ICI Group) or ICI (in the case of an announcement by any member of the Purchaser's Group), such approval not to be unreasonably withheld or delayed.

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24.	CONFIDENTIALITY
24.1	Confidentiality
Each party shall treat and shall procure that each member of its Group shall treat as strictly confidential all information received or obtained as a result of entering into or performing this Agreement which relates to:
	(a)	the provisions or the subject matter of this Agreement or any document referred to herein; or
	(b)	the negotiations relating to this Agreement or any document referred to herein.
24.2	Technical Information
The Purchaser shall, and shall procure that the other members of the Purchaser's Group shall, treat as strictly confidential and not use or disclose any Technical Information comprising Excluded IP. ICI shall, and shall procure that the other members of the ICI Group shall, treat as strictly confidential and not use or disclose any Technical Information comprising Business IP or Company IP. For the avoidance of doubt, these obligations of confidence shall not prevent any party (or its Group) (collectively the "disclosing party") from using and disclosing information which the disclosing party can demonstrate, to the reasonable satisfaction of the other (or its Group) (collectively the "owning party"):
	(a)	was received by the disclosing party from a third party without that third party having breached any obligation of confidence to the owning party; or
	(b)	is already in the public domain through no fault of the disclosing party.
24.3	Confidentiality exceptions
Notwithstanding Clauses 24.1 (Confidentiality) and 24.2 (Technical Information), any party may disclose information which would otherwise be confidential if and to the extent that:
	(a)	the disclosure is required by the law of any relevant jurisdiction or the disclosure is made for the purpose of any actual or threatened judicial proceedings by or against that party (or a Group Member);
	(b)	the disclosure is required by any securities exchange or regulatory or governmental body to which any party is subject or submits, wherever situated (including, without limitation, the UKLA) whether or not the requirement for information has the force of law;
	(c)	the information is disclosed on a strictly confidential basis to the professional advisers, auditors and bankers of such party;
	(d)	ICI has given its prior written approval to the disclosure (in the case of disclosure by the Purchaser) or the Purchaser has given such prior written approval (in the case of disclosure by any of the Sellers), as the case may be;
	(e)	it does so to a member of the ICI Group (in the case of ICI) or a member of the Purchaser's Group (in the case of the Purchaser) PROVIDED THAT, notwithstanding such disclosure, the party making such disclosure shall remain fully and completely liable to each other party in accordance with the provisions of this Clause 24 (Confidentiality);

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(f) the disclosure is required to enable that party to enforce its rights under this Agreement;
PROVIDED THAT any such information disclosed pursuant to sub-clauses (a) or (b) of this Clause 24.3 (Confidentiality exceptions) shall be disclosed only after notice to ICI or the Purchaser, as the case may be, unless such prior disclosure to the other party is unlawful. For the avoidance of doubt, this Clause 24 (Confidentiality) shall not prevent members of the Purchaser's Group from using the Uniqema Excluded Technology for the purposes of developing, producing and selling products to Uniqema provided that ICI first agrees to such use in writing.
24.4	No limit in time
The restrictions contained in this Clause 24 (Confidentiality) shall continue to apply after the termination of this Agreement without limitation in time.
24.5	No prejudice to Confidentiality Agreement
This Clause 24 (Confidentiality) shall be without prejudice to Clause 25.1 (No waiver of legal privilege) and the provisions of the Confidentiality Agreement.
25.	PURCHASER'S AND ICI'S UNDERTAKINGS
25.1	No waiver of legal privilege
The Purchaser agrees and undertakes on behalf of itself and each other member of the Purchaser's Group that it and they will not waive legal privilege in relation to any document which comes into the possession or control of any member of the Purchaser's Group as a result of the transactions contemplated by this Agreement and will not take any steps which may lead to such legal privilege being lost where, in each such case, such document contains or refers to information in relation to the disposal by the ICI Group of the whole or any part of the Business, the Business Assets or the Shares or in relation to the negotiations in respect of the transactions contemplated by this Agreement.
25.2	Use of the Excluded Trade Marks
(a) The "Excluded Trade Marks" means the names and/or trade marks "ICI", "Imperial Chemical Industries", "ICI Chemicals & Polymers", "ICI C&P" and/or the device known as the "ICI Roundel" (a copy of which is depicted in Part 3 (ICI Roundel) of Schedule 4 (Intellectual Property) and including the "negative" of that depiction). The Purchaser acknowledges and agrees, on behalf of itself and each other member of the Purchaser's Group that nothing in this Agreement shall operate as an agreement to transfer (nor shall transfer) any right, title or interest in any of the Excluded Trade Marks.
(b) The Purchaser's Group shall be permitted for a period of 3 months from:
(i) First Completion, in the case of the ROW Business; and
(ii) Second Completion, in the case of the Indian Business;
to use the Excluded Trade Marks on any buildings, fixtures, signs, hoardings and otherwise, except as provided in sub-clause (c) below.
(c) The Purchaser's Group shall be permitted for a period of 6 months from:
(i) First Completion, in the case of the ROW Business; and

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(ii) Second Completion, in the case of the Indian Business;
to use the Excluded Trade Marks on letterhead, stationery and invoices, stocks of Specified Catalysts and Resale Equipment and on any sales literature relating to such stocks which bear the same prior to Completion but have not been sold prior to Completion. After the expiry of that 6 month period, the Purchaser shall, and shall procure that the other members of the Purchaser's Group shall, cease all further use of the Excluded Trade Marks and shall destroy any unused packaging or other materials on which the Excluded Trade Marks are used or remove or permanently obliterate the Excluded Trade Marks from such packaging or other materials and any remaining stocks, stationery, letterhead and invoices.
	(d)	All goodwill arising out of the use or display by the Purchaser's Group of any of the Excluded Trade Marks shall accrue to and vest in ICI, or as it shall direct, absolutely. The Purchaser shall, and shall procure that the other members of the Purchaser's Group and each of the Companies shall (at ICI's cost), execute all documents reasonably required by ICI in order to give effect to this provision.
(e)

Except as permitted in this Clause 25.2 (Use of the Excluded Trade Marks), the Purchaser shall not, and agrees to procure that no other member of the Purchaser's Group shall, use any of the Excluded Trade Marks, nor any name or mark confusingly or colourably similar to any of them.

25.3	Use of the Synetix Trade Marks
	(a)	Except as permitted under Clause 2.10 (Deferred Completion (Indian Business IP)), Clause 25.3(b) and (c) (Use of the Synetix Trade Marks) and the Indian Business Transfer Agreement (but only if Second Completion occurs), from the First Completion Date, ICI shall not, and agrees to procure that no other member of ICI's Group shall, use the "Synetix" name or logo, nor any other trade mark, name or logo comprised in the Business IP, nor any name or mark confusingly or colourably similar to any of them.
	(b)	ICI shall be permitted for a period of 3 months from First Completion to use the "Synetix" name or logo on any materials which bore the same prior to First Completion.
	(c)	Nothing in this Clause 25 shall prevent ICI Group Members (and their licensees and successors) from using any trade mark containing the prefix PRI outside the field of the activities of the Business other than in the form PRICAT.
26.	COSTS AND EXCHANGE RATES
26.1	Responsible for own costs
Subject always to Clauses 3.7 (Responsibility for Taxes and fees) and 7.6 (FCO Notification), each party shall be responsible for all the costs, charges and expenses incurred by it in connection with and incidental to the preparation and completion of this Agreement, each of the other Transaction Documents and the sale and purchase of the Business, the Business Assets and the Shares under the Transaction Documents.

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26.2	Exchange Rate for Foreign Currencies

For the purpose of converting amounts specified in one currency into another currency (including the Business Cash Consideration, the Net Asset Adjustment, the Indian Asset Adjustment and the Net Debt Adjustment or any portion or allocation of those payments as required by any Transaction Document) where required, the rate of exchange to be used in converting amounts specified in one currency into another currency shall be the closing mid-point rate for exchanges between those currencies quoted in the Financial Times (London edition) for the nearest Business Day for which that rate is so quoted on or prior to the date of the conversion. For the purposes of calculating the Net Asset Value, the Final Cash Balances, the Final Financial Debt or the Intra-Group Debt (or any element of any of these calculations) the date of the conversion of the value of any asset or liability being a component of the relevant calculation shall be deemed to be the date on which the First Completion takes place. For any other purposes, the date of the conversion will be two (2) Business Days prior to the Due Date for payment.

26.3	Lawful currency becomes Euro
If the United Kingdom becomes a participating member state for the purposes of European Monetary Union and the Euro becomes the lawful currency of the United Kingdom, then:
(a) that shall not affect the validity of this Agreement or the rights and obligations of the parties under it, nor shall it give any party the right to alter or terminate this Agreement unilaterally; and
(b) with effect from the date on which it occurs any amount referred to in the Agreement in pounds shall be redenominated in Euros at the rate and in the manner determined by the relevant legislation.
27.	ENTIRE AGREEMENT
27.1	Entire Agreement
This Agreement together with each of the other Transaction Documents contain the whole agreement between the parties to this Agreement and the other Transaction Documents in relation to the transactions contemplated by the Transaction Documents and supersede all previous agreements whether written or oral between all or any of the parties in relation to these transactions. Accordingly, all other terms, conditions, representations, warranties and any other statements which would otherwise be implied (by law or otherwise) shall not form part of the Transaction Documents.
27.2	No reliance
Each of the parties acknowledges and agrees (for itself and on behalf of each other member of its Group) that:
(a) it and they do not rely on and have not been induced to enter into any of the Transaction Documents on the basis of any Assurances (express or implied) other than those expressly set out in this Agreement or, to the extent that it or they have been, it and they have (in the absence of fraud) no rights or remedies in relation thereto and shall make no claim in relation thereto or against such parties;

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(b) they, nor any other member of their respective Groups, nor any of their respective agents, directors, officers, employees or advisers (and without prejudice to any of the foregoing specifically in respect of any such persons as are named in Schedule 10 (Persons of whom enquiry was made relating to the Warranties)), has given or made any Assurance to the other party or any other member of the relevant Group other than those set out in this Agreement or, to the extent that any of them have, the Purchaser or ICI hereby (for itself and on behalf of each other member of its Group) unconditionally and irrevocably waives (in the absence of fraud) any claim or remedy which it or they might otherwise have had in relation thereto; and
(c) any warranty or other right which may be implied by law in relation to the sale of the Business, the Business Assets or the Shares shall be excluded or, if incapable of exclusion, irrevocably waived.
27.3	No representation as to accuracy
Without prejudice to the foregoing provisions of this Clause 27 (Entire Agreement) and to the Warranties, the Purchaser acknowledges and agrees that no member of the ICI Group makes nor has previously made any representation or warranty as to the accuracy of the forecasts, estimates, projections, statements of intent or statements of opinion provided to the Purchaser (howsoever provided) on or prior to the date of this Agreement, including without limitation anything contained in the Teaser, the Information Memorandum, the Disclosure Letter or the materials provided at or in relation to the presentations by the management of the Business or by ICI to the Purchaser on 15 May 2002, 13 June 2002 and 21 August 2002.
27.4	Financial Promotion
Each party acknowledges to each other party, after due and careful consideration, that:
(a) it is not entering into any of the Transaction Documents in consequence of or in reliance on any unlawful communication (as defined in Section 30(1) of the Financial Services and Markets Act 2000) made by any other party or such other party's professional advisers;
(b) except as expressly provided in this Agreement, it is entering into this Agreement solely in reliance on its own commercial assessment and investigations and advice from its own professional advisers; and
(c) the other party is entering into this Agreement in reliance on the acknowledgements given in this sub-clause.
28.	NO SET-OFF
Save as expressly provided in this Agreement, any payments to be made by any party under this Agreement shall be made in full without any set-off, restriction, condition or deduction for or on account of any counterclaim.
29.	CONTINUING EFFECT Each provision of this Agreement shall continue in full force and effect after Completion, unless such provision has been fully performed on or before Completion.

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30.	INVALIDITY
If all or any part of any provision of this Agreement (the "Relevant Provision") shall be or become illegal, invalid or unenforceable, then the remainder (if any) of the Relevant Provision and/or all other provisions of this Agreement shall remain valid and enforceable, and, in addition, the Relevant Provision shall be deemed either: (i) amended to the extent necessary to render the Relevant Provision legal, valid and enforceable; or (ii) (in the event that such amendment is not permitted under applicable law) severed in its entirety from this Agreement, and the rights and obligations of the parties shall be construed accordingly.
31.	AMENDMENTS, VARIATIONS, RELEASES AND WAIVERS
31.1	Amendments to be in writing
Subject only to any deemed amendment to, or severance of, any provision of this Agreement pursuant to Clause 30 (Invalidity), no amendment or variation of the terms of any Transaction Document shall be effective unless it is made or confirmed in a written document signed by all of the parties to such document.
31.2	Release of rights and liabilities Any liability of:
(a) the Purchaser or any other member of the Purchaser’s Group to ICI or any other member of the ICI Group and/or any right of ICI under this Agreement; or
(b) ICI or any other member of the ICI Group to the Purchaser or any other member of the Purchaser's Group and/or any right of the Purchaser under this Agreement;
may, in whole or in part, be released, compounded or compromised or time or indulgence may be given in respect of it without in any way prejudicing or affecting its rights against the Purchaser or any other member of the Purchaser’s Group (or, as the case may be, ICI or any other member of the ICI Group) in respect of any other liability under this Agreement.
31.3	Waivers
Any release, delay or waiver by a party in favour of the other of any (or any part of any) of its rights under this Agreement shall only be binding if it is given in writing. Any such release, delay or waiver shall:
(a) be confined to the specific circumstances in which it is given; and
(b) not affect any other enforcement of the same right or the enforcement of any other right by or against any of the parties.
32.	ASSIGNMENT
32.1	Permitted assignments
(a) Neither the obligations nor the benefits under this Agreement or any of the other Transaction Documents (save for the Indian Business Transfer Agreement which shall be assignable or novated in accordance with its terms) shall be assignable except as follows.

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	(b)	The Purchaser may, upon giving written notice to ICI, assign the benefit of the Transaction Documents in whole or in part (subject, for the avoidance of doubt, to all limitations contained herein including, without limitation, limitations on claims under the Warranties) to one or more members of the Purchaser's Group (a "Permitted Assignee") subject to the condition (a "Departure from Group Condition") that if such Permitted Assignee shall subsequently cease to be a member of the Purchaser's Group, the Purchaser shall procure that, prior to its ceasing to be a member of the Purchaser's Group, the Permitted Assignee shall assign so much of the benefit of the Transaction Documents as has been assigned to it to the Purchaser or (upon giving further written notice to the Sellers) to another member of the Purchaser's Group. Any purported assignment in contravention of this Clause 32.1 (Permitted Assignments) shall be void.
	(c)	ICI may assign the benefit of this Agreement in whole or in part to one or more members of the ICI Group from time to time subject to a Departure from Group Condition by reference to the ICI Group.
32.2	No increase in liability
The parties hereby agree that where the Purchaser, or ICI, assigns the benefit of this Agreement under Clause 32.1 (Permitted Assignments) in whole or in part to any other person, the liabilities of (in the case of an assignment by ICI) the Purchaser (and all other members of the Purchaser's Group) to ICI or (in the case of an assignment by the Purchaser) ICI (and all other members of the ICI Group) to the Purchaser under this Agreement shall be no greater than such liabilities would have been had the assignment not occurred.
33.	NOTICES
33.1	Notice requirements All notices and other communications relating to this Agreement:
	(a)	shall be in writing;
	(b)	shall be delivered by hand or sent by post or facsimile (and if sent by facsimile, a hard copy shall also be sent by post but this shall not affect the validity of the facsimile as notice for the purpose of this Clause 33 (Notices));
	(c)	(subject to Clause 33.1(a) (Notice requirements)) shall be delivered or sent to the party concerned at the relevant address or number, as appropriate, and marked as shown in Clause 33.2 (Initial details of parties), subject to such amendments as may be notified from time to time in accordance with this Clause 33 (Notices) by the relevant party to the other parties by not less than15 Business Days' notice, except that no party may so notify an address outside England and Wales;
	(d)	may in the alternative in the case of any judgement or other notice or process on any party which is a company incorporated in England and Wales, be delivered or sent to its registered office from time to time; and
	(e)	shall take effect:
(i) if delivered by hand, upon delivery;

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(ii)	if posted, at the earliest of the time of delivery and (if posted to an address in the same country as the sender (and for these purposes the United Kingdom shall be regarded as one country) by first class, prepaid, registered post) 10 a.m. on the second Business Day after posting or (if posted to an addressee not in the same country as the sender by first class, pre-paid, registered airmail) 10 a.m. on the fourth Business Day after posting; or
(iii)	if sent by facsimile, when a complete and legible copy of the communication, whether that sent by facsimile or a hard copy sent by post or delivered by hand, has been received at the appropriate address, provided that if any communication would otherwise become effective on a non-Business Day or after 5.00 p.m. on a Business Day, it shall instead become effective at 10 a.m. on the next Business Day and if it would otherwise become effective before 9 a.m. on a Business Day, it shall instead become effective at 10 a.m. on that Business Day.
33.2	Initial details of parties
The initial details for the purposes of Clause 33.1 (Notice requirements) are:
	Party: Address: Facsimile number: Marked for the attention of:	IMPERIAL CHEMICAL INDUSTRIES PLC 20 Manchester Square, London W1U 3AN 00 44 20 7009 5727 The General Counsel
	Party: Address: Facsimile number: Marked for the attention of:	JOHNSON MATTHEY PUBLIC LIMITED COMPANY 2-4 Cockspur Street, Trafalgar Square, London SW1 Y5BQ 00 44 20 7269 8476 The Company Secretary
34.	DISPUTE RESOLUTION
34.1	Dispute escalation
The parties shall use their best endeavours to negotiate in good faith and settle amicably any dispute that may arise out of or relate to this Agreement or any of the other Transaction Documents (or their construction, validity or termination) (a "Dispute"). If a Dispute cannot be settled through negotiations by appropriate representatives of each of the parties, either party may give to the other a notice in writing (a "Dispute Notice"). If the Dispute is not settled by agreement in writing between the parties within 10 Business Days of the Dispute Notice it shall be resolved if the Dispute is of a technical nature, by an expert pursuant to Clause 34.2 (Expert determination) and, in any other case, in accordance with Clauses 34.3 (Confidential negotiations) and 37 (Law and Jurisdiction).
34.2	Expert determination
	(a)	Any Dispute with respect to any matter which is of a technical nature shall at the instance of any party be referred to a person agreed between the parties,

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and, in default of agreement within 5 Business Days of a notice from any party to the other calling upon the other so to agree, to a person chosen on the application of any party by the President for the time being of the Institute of Chartered Accountants. For the purpose of this Clause 34.2 (Expert determination) a matter shall be deemed to be of a "technical nature" if it relates to or arises in relation to a dispute concerning the meaning of any individual element forming part of the definition of the "ROW Business", "Specified Catalyst", "Uniqema Excluded Technology" (all used in this Agreement), "Other Products" (used in the Deed of Restrictive Covenant), "HTDO Background", "HTDO Foreground"", "Ruthenium Technology", "University Field" and "Synetix Field" (all used in the IP Agreement), the categorisation of "Technical Information" or any matter falling within the scope of Clauses 21.5 (Allocation of Technical Information), 21.6 (Uncategorised Technical Information) or 21.7 (ICI's access to verify Technical Information) or any matter falling within Schedule 4 (Intellectual Property).
(b) Such person:
(i) shall act as an expert and not as an arbitrator;
(ii) shall decide on the procedure to be followed in the determination (provided that, in any event, he shall give all parties a full opportunity of making such representations as they may reasonably require) and be required to deliver his determination in writing to the parties within 20 Business Days of this appointment; and
(iii) may, if he thinks fit, award interest at the Agreed Rate on any amount which is determined to be payable by one party to the other from the date of the Dispute Notice.
(c) The decision of such expert shall be final and binding. The costs of such expert shall be in the expert's discretion. In default of a determination by the expert they shall be borne equally by the parties. Each party shall provide to the expert all information reasonably requested by him to aid his determination of the dispute.

34.3	Confidential negotiations
All negotiations connected with a Dispute pursuant to Clause 34.1 (Dispute escalation) or 34.2 (Expert determination) will be conducted in complete confidence, and the parties undertake not to disclose details of such negotiations except to their professional advisers who have been advised of such confidentiality. All negotiations will be without prejudice to the rights of the parties in any future proceedings.

35.	CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999
Save as otherwise expressly provided for in this Agreement, the parties do not intend any term of this Agreement nor any of the other Transaction Documents to be enforceable pursuant to the Contracts (Rights of Third Parties) Act 1999.

36.	COUNTERPARTS
This Agreement may be executed in any number of counterparts, and by the parties on separate counterparts, but shall not be effective until all the parties have executed as

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least one counterpart but all the counterparts shall together constitute but one and the same instrument.

37.	LAW AND JURISDICTION
This Agreement and unless otherwise stipulated in this Agreement all agreements concluded hereunder shall be governed by and construed in accordance with English law. Each party agrees that the courts of England and Wales are to have exclusive jurisdiction to settle any claim or matter arising under this Agreement and all agreements concluded hereunder and each party submits to the jurisdiction of the English courts. Nothing in this Clause 37 (Law and Jurisdiction) shall limit the right of any party to apply to any relevant court of competent jurisdiction in any territory outside England and Wales for the purpose of enforcement against any other party within such territory of an order or judgement of any court in England and Wales in respect of this Agreement.

38.	EXECUTION
The parties have shown their acceptance of the terms of this Agreement by executing it at the end of the Schedules.

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SCHEDULE 6

WARRANTIES

In this Schedule the following expressions (which are additional to those defined in Clause 1.1 (Defined terms) of this Agreement) shall have the meanings assigned to them below:

“Asbestos” means the following minerals: crocidolite, amosite, chrysolite, fibrous actinolite, fibrous anthrophyllite, fibrous tremolite or any mixture or product containing any of those minerals;

“Asbestos Regulations” means the draft Control of Asbestos at Work Regulations 2002 (“CAWR”) and the draft Approved Code of Practice associated with Regulation 4 of the CAWR, in each case in the form published at First Completion ignoring any subsequent amendments;

“Asbestos Warranty” means the Warranty (and only the Warranty) in Paragraph 13.7 Part 1 (General Warranties (Business and Companies)) of Schedule 6 (Warranties);

“Business IP Contracts” means all Contracts entered into by any Business Seller prior to the Transfer Time, and remaining in effect (in whole or in part) at the Transfer Time:

(a)	for the licensing of Intellectual Property by a third party or by any other member of the ICI Group to any such Business Seller for use in the Business; or

(b)	for the licensing of Business IP by a Business Seller to any third party or to any member of the ICI Group; or

(c)	relating to the sharing, acquisition or development of Intellectual Property, including collaboration, consortium or research agreements,

but excluding any of these which relates to the licensing of software or other information technology;

“Company IP Contracts” means all Contracts, entered into by any of the Companies prior to the Transfer Time, and remaining in effect (in whole or in part) at the date hereof:

(a)	for the licensing of Intellectual Property by a third party or by any other member of the ICI Group; or

(b)	for the licensing of Intellectual Property by any Company to a third party or to any other member of the ICI Group; or

(c)	relating to the sharing, acquisition or development of Intellectual Property, including collaboration, consortium or research agreements,

excluding any of these which relates to the licensing of software or other information technology;

“Planning Acts” means the Town and Country Planning Act 1990, the Planning and Compensation Act 1991 and, where applicable, the Planning (Listed Buildings and Conservation Area) Act 1990 and the Planning (Hazardous Substances) Act 1990 and any associated or similar legislation regulating the development or use of land;

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“Provided for Asbestos” means Asbestos the removal of which has been provided for in the forward financial plans or the normal maintenance budgets of the Business at Completion;

“Relevant Properties” means the Company Property listed at number 1 of Part 5 of Schedule 2 (Property Matters) and the Business Properties listed at numbers 1 to 4 of Part 4 of Schedule 2 (Property Matters);

“UK Business Assets” means those and only those of the Business Assets as are used in the Business in the UK and which are not assets of any of the Companies; and

“UK Elected Property” means that part of the Haverton Site formerly known as East Site Offices, Haverton Hill Road, Billingham.

Part 1: General Warranties (Business and the Companies)

1.	ACCOUNTING RECORDS

The accounting books and records of the activities of the Business required by law to be maintained have been so maintained in accordance with the normal practice of the ICI Group, are up-to-date and contain all material matters required by law to be entered in them.

2.	ACCOUNTS

2.1	The Special Purpose Accounts:

(a)	were prepared in accordance with the basis of preparation set out therein but do not comply with all requirements of the Companies Acts 1985, in particular Section 228;

(b)
present fairly, in all material respects, the financial position of the Business as at the Balance Sheet Date and of the results of the operations of the Business including the Indian Business for the 12 month period ended on the Balance Sheet Date;

(c)	were prepared on a basis and on policies consistent with the management accounts of the Business for each of the three annual financial periods up to 31 December 2001;

(d)	present assets and liabilities which, in relation to each asset and each liability, have been valued on the same accounting basis as that used in the preparation of the Statutory Accounts of ICI; and

2.2	The Management Accounts have been prepared in all material respects using accounting policies materially consistent with those used in the preparation of the Special Purpose Accounts.

3.	EVENTS SINCE BALANCE SHEET DATE

Since the Balance Sheet Date, in relation to the Business:

(a)	the Business has been carried on in the ordinary and usual course, without any material interruption or alteration in its scope or manner and so as to maintain it as a going concern;

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(b)
no material debtor has been released in relation to the Business on terms that he pays less than the book value of any debt (subject to settlement discounts on the usual terms which have been disclosed to the Purchaser in the Disclosure Letter) and no material debt has been written off or has proved to be irrecoverable to any extent. For these purposes “material” means in respect of any debtor a sum not less than £250,000;

(c)	other than in the ordinary course of business no Business Seller or Company has paid any service, management or similar charges to any other person or incurred any liability to make such a payment;

(d)	no Business Seller or Company has entered into any joint venture, consortium or partnership agreement, or any arrangement for selling or discounting receivables;

(e)
no Business Seller or Company has given or entered into any guarantee, indemnity or security arrangements in respect of any liabilities of any third party which would be material in the context of the Business as a whole;

(f)	no Business Seller or Company has acquired or agreed to acquire any business or asset:

(i)	otherwise than in the ordinary and normal course of trading; or

(ii)	for a consideration which is higher than open market value at the time of its acquisition;

(g)	no Business Seller or Company has disposed of or agreed to dispose of any business or asset:

(i)	otherwise than in the ordinary and normal course of trading; or

(ii)	for a consideration which is lower than open market value or book value (whichever is the higher) at the time of its disposal; or

(iii)	on terms which were not by way of bargain at arm’s length;

(h)	no Business Seller or Company has assumed or incurred, or agreed to assume or incur, any liability (actual or contingent), obligation, commitment or expenditure:

(i)	otherwise than in the ordinary and normal course of trading; or

(ii)	involving an amount in excess of £250,000; and

(i)	there have been no material increases or decreases in the levels of the Stock.

4.	ASSETS

4.1
Except for Stock disposed of in the ordinary course of business or assets acquired subject to retention or reservation of title by the supplier or manufacturer of such assets, all the Business Assets and all the assets of each of the Companies:

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(a)	are legally and beneficially owned by a Business Seller or Company free from and clear of all liens, charges, mortgages or similar encumbrances other than Permitted Liens;

(b)
are not held subject to any finance lease, hire purchase agreement or any arrangement of a similar nature which would fall to be reported as a finance lease in accordance with the Group Finance Manual; and

(c)	are in the exclusive possession of or under the direct control of the relevant Business Seller or Company.

4.2
Where any Business Assets are used but not owned by a Business Seller or a Company or any facilities or services are provided to a Business Seller or a Company by a third party, so far as the Warrantor is aware no material event of default has occurred or is subsisting or has been alleged or, so far as the Warrantor is aware, is likely to arise which may entitle any third party to terminate any agreement or licence which is material in the context of the Business in respect of the provision of such facilities or services.

4.3
The Business Assets together with the rights owned and rights enjoyed by the Companies and together with the rights conferred upon or acquired by the Purchaser and/or any Purchasing Company under or pursuant to the Transaction Documents, taken together comprise in all material respects all the assets and rights which are necessary for carrying on the Business from First Completion or Second Completion (as applicable) in substantially the manner it was carried on by the Sellers prior to First Completion or Second Completion (as applicable).

4.4
None of the Business Assets nor any of the assets of the Companies has been acquired with the assistance of any governmental, local governmental, quasi-governmental or regulatory grant, subsidy or aid or is held on terms that any such grant, subsidy or aid is due to be repaid or reimbursed in any circumstances.

4.5	No member of the ICI Group has done or agreed to do anything as a result of which:

(a)	any investment grant or other grant or any subsidy received in relation to the Business from any person not being a member of the ICI Group is or may be liable to be refunded wholly or partly; or

(b)	any application made in relation to the Business for such a grant or subsidy shall or may be refused wholly or partly,

and neither the signature nor the performance of this Agreement shall have any such result.

5.	CONTRACTS, COMMITMENTS, ETC.

5.1
No member of the ICI Group is in default in any material respect under any Material Contract nor, so far as the Warrantor is aware, are there any circumstances likely to give rise to any such default. So far as the Warrantor is aware, no party with whom any member of the ICI Group has entered into any of the Material Contracts is in default under it and, so far as the Warrantor is aware, there are no circumstances likely to give rise to such a default.

5.2	There is no Material Contract outstanding in relation to the Business:

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(a)	which was entered into other than in the ordinary course of business;

(b)
in respect of which any material liability, obligation or commitment on the part of any member of the ICI Group is incapable of performance in accordance with its terms within twelve months of it being entered into;

(c)
which is or may become terminable as a result of the sale of the Business, the Business Assets or the Shares as contemplated by the terms of this Agreement or which includes any provision in respect of a change of control or management of the Business or any of the Business Assets;

(d)	which requires either party to give in excess of 180 days’ notice to effect its termination;

(e)	in respect of which any consent is required or any notice has to be given or other action taken as a result of the entering into or implementation of this Agreement;

(f)	under which the goods or services are to be sold or supplied to, or purchased or taken from, or provided by, any person on a sole or exclusive basis;

(g)	under which any member of the ICI Group (other than the Companies) acts or is to act as sales agent, distributor or franchisee or in any substantially similar capacity;

(h)	the performance of which is guaranteed or otherwise by a member of the ICI Group; or

(i)	which is a contract of guarantee, indemnity or suretyship.

5.3
The Warrantor is not aware of the invalidity of or any grounds for rescission, avoidance or repudiation of any Material Contract and has received no notice of any intention to terminate any Material Contract.

5.4
True and complete copies of the standard terms and conditions of sale and purchase relating to the Business for the purchase and/or sale of goods, services and materials currently in force are disclosed to the Purchaser in the Disclosure Letter.

6.	CUSTOMERS AND SUPPLIERS

6.1
The Business has not been materially and adversely affected by the loss, since the Balance Sheet Date, of any major customer of or supplier to the Business and the Warrantor has not become aware since the Balance Sheet Date of any intention on the part of any major customer or supplier to cease conducting business or to reduce the level of business conducted with the ICI Group whether before or after First Completion and/or Second Completion. For the purposes of this paragraph, a “major” customer or supplier shall include Uniqema and any of the customers and/or suppliers referred to in paragraph 6.2 below.

6.2	The Data Room contains a list of the “top 20” customers and suppliers by value, as at the Balance Sheet Date.

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6.3
No customer of the Business whose purchases from the Business represented, in the 12 month accounting period ended on the Balance Sheet Date, 5% or more of the Business’ sales in that period has since the Balance Sheet Date ceased to do business with the Business or has since that date substantially reduced or given notice that it will or may, whether before or after First Completion or Second Completion (as the case may be), substantially reduce its purchases from the Business.

6.4
No supplier of the Business whose sales to the Business represented, in the 12 month accounting period ended on the Balance Sheet Date, 5% or more of the Business’ purchases in that period has since the Balance Sheet Date ceased to do business with the Business or has since that date substantially reduced or given notice that it will or may, whether before or after First Completion or Second Completion (as the case may be), substantially reduce its supplies to the Business.

7.	EMPLOYEES

7.1	The following details (subject to applicable data protection legislation) in relation to each Employee have been disclosed to the Purchaser in the Disclosure Letter:

(a)
either any written service or employment agreement or (as appropriate) any standard form of particulars of employment applicable and issued to employees and staff handbook or in relation to consultants, agents and representatives details of their written agreements;

(b)	their age and dates of commencement of employment;

(c)	particulars of all part-time or job share working arrangements;

(d)	any bonus, commission and profit sharing arrangements;

(e)	rates of basic salary and material benefits;

(f)	particulars of any collective agreement, arrangement with trade unions, staff associations, and other representative bodies and elected representatives of such Employees; and

(g)	particulars of disciplinary or grievance procedures and any procedures to be followed in the case of redundancy or dismissal.

7.2	There are no employees engaged in the Business or other individuals who provide services to the Business whether as consultant, agent or representative, or otherwise other than the Employees.

7.3	No such Employee has given or received notice terminating his or her employment and no such Employee is entitled to give such notice as a result of entering into or implementation of this Agreement.

7.4
No such Employee has been promised or is accustomed to receiving any guaranteed increase in basic salary or other benefits and there is no agreement with any such Employee to increase his or her basic salary or any other benefits at a date in the future.

7.5	There are no share schemes (whether contractual or discretionary) applicable to any such Employee.

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7.6
Details of all such Employees who are absent from work (whether on maternity leave, unpaid leave, long-term sickness or otherwise) have been disclosed in the Disclosure Letter. For the purposes of this Clause 7.6, an Employee has been on long term sickness absence when he has been absent on continued sick leave for three calendar months or more.

7.7
No such Employee is receiving any permanent disability benefit or has made a claim in respect of such benefits in relation to any permanent health insurance scheme or had such a claim refused by the relevant member of the ICI Group or the relevant insurance company and, so far as the Warrantor is aware, no such claims are likely.

7.8	Details of all equal opportunities policies and procedures have been disclosed in the Disclosure Letter.

7.9
No notice of objection under Regulation 5(4A) of the Regulations has been received by the Business Sellers or the Companies from any European Employee and, as far as the Warrantor is aware, no such notice is pending, threatened or expected.

7.10	Intentionally left black.

7.11
The contract of employment of each such Employee may be terminated without damages or compensation (other than that payable under statute) by the relevant Business Seller or Company giving at any time no more than three months’ notice.

7.12
There is no material litigation, claim or other dispute existing, pending or threatened (whether orally or in writing) between the relevant Business Seller or Company and any such Employee, or between the relevant Business Seller or Company and any trade union, staff association, works council or any other employee representative.

7.13	There are no outstanding obligations to reinstate, re-engage, pay compensation to or comply with any recommendation or declaration of any court or tribunal in respect of any such Employee.

7.14
No offer of employment is outstanding which has been made by a member of the ICI Group in relation to the Business to any person pursuant to which such person is entitled to total remuneration in excess of £50,000.

7.15
Since the date 6 months prior to the date of this Agreement, there has been no change in the terms of the employment of any persons by the Companies or by the Business Sellers in relation to the Business which would increase the total annual payroll of the Business (including all pension, commission and similar payments and all benefits in kind) by more than a figure within the range 3.8 per cent to 4.2 per cent.

7.16
So far as the Warrantor is aware each member of the ICI Group has in relation to each of the Employees and each of their former employees complied in all material respects with their obligations under the Trade Union and Labour Relations (Consolidation) Act 1992, the Sex Discrimination Act 1975, the Race Relations Act 1976, the Employment Rights Act 1996, Article 141 EC Treaty (ex Article 119), the Equal Treatment Directive, the Disability Discrimination Act 1995, the Working Time Regulations 1998, Equal Pay Act 1970, Employment Relations Act 1999 and Data Protection Act 1998 and equivalent regulations and codes of practice in Germany.

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8.	LITIGATION

8.1
Save as plaintiff in the collection of debts arising in the ordinary course of business and not exceeding £250,000 in the aggregate, no member of the ICI Group is a party to any litigation or arbitration proceedings materially affecting the Business which are in progress and, so far as the Warrantor is aware, there are no such proceedings pending or threatened either by or against any of them where the amount claimed does or is likely to exceed £250,000.

8.2	So far as the Warrantor is aware, there is no governmental or official investigation or enquiry concerning the Business which is in progress or pending.

8.3
No member of the ICI Group has received notice of any claim in excess of £200,000 within the period of 24 months preceding the date of this Agreement in respect of defective or faulty products manufactured and/or supplied by the Business.

9.	INTELLECTUAL PROPERTY AND INFORMATION TECHNOLOGY

9.1
Complete, true and accurate details of all registrations and applications for registration or grant which are comprised in the Company IP and in the Business IP are set out in the documents referred to in Parts 1 and 2 of Schedule 4 (Intellectual Property).

9.2
The Companies or the Business Sellers, as appropriate, are the sole legal and beneficial owners and (in the case of registered rights) the sole registered proprietors of the Company IP and the Business IP required to be set out under paragraph 9.1, free from any legal or equitable charge, mortgage or encumbrance on such ownership.

9.3
Either ICI or ICI C&P is the legal and the beneficial owner of the Intellectual Property to be licensed by it under the IP Agreement and has the full power, right and authority to grant all such licences.

9.4	All renewal and other fees in respect of all material Company IP and Business IP due up to Completion have been paid or will be paid before the relevant deadline.

9.5
No member of the ICI Group has agreed to assign to any person any of the Business IP or any of the Intellectual Property agreed to be licensed by ICI under the IP Agreement and no Company has agreed to assign to any person any of the Company IP.

9.6	Except for:

(a)	the Excluded IP;

(b)	Intellectual Property comprised in the Excluded ICI Systems;

(c)	Intellectual Property which is the subject of any Excluded Contract; and

(d)	all Intellectual Property relating to software and other information technology which is not currently used in the Business;

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all Intellectual Property which is or has been used (whether commercially or in development) in the Business and which, at the date hereof, is owned by or licensed to a member of the ICI Group:

(e)	constitutes Company IP or is licensed to a Company under a Company Contract which is not a Shared Contract;

(f)	is comprised in the Business IP or is licensed to a member of the ICI Group under a Business Contract which is not a Shared Contract; or

(g)	will be licensed to the Purchaser under the IP Agreement; or

(h)	will be made available to the Purchaser in the form of a service provided under a Transaction Document.

9.7
No member of the ICI Group has received any notice alleging that any Business IP or Company IP may be subject to a claim pursuant to ss 40 and 41 Patents Act 1977 or any equivalent legislation anywhere in the world.

9.8
No proceedings exist to which a member of the ICI Group or a Company is a party or, so far as the Warrantor is aware, are threatened against an ICI Group Member or a Company, in which the title to or validity of any of the patents, patent applications, registered trade marks or trade mark applications comprised in the Business IP or the Company IP is being or is threatened to be attacked or opposed. Details of all current patent opposition proceedings in which a Company is, or which relate to the Business and to which a relevant member of the ICI Group is, the opponent have been disclosed to the Purchaser in the Disclosure Letter.

9.9
So far as the Warrantor is aware, no member of the ICI Group has in the past 6 years materially infringed or is materially infringing the Intellectual Property rights of others in connection with the conduct of the Business or the business of any of the Companies.

9.10	So far as the Warrantor is aware, no third party has in the past 6 years materially infringed or is infringing any of the Business IP or the Company IP.

9.11	Copies or details of all material Business IP Contracts and Company IP Contracts have been disclosed to the Purchaser in the Disclosure Letter.

9.12
No member of the ICI Group nor, so far as the Warrantor is aware, any other person is in default in any material respect under any material Business IP Contract or material Company IP Contract and no member of the ICI Group has received written notice of any circumstances likely to give rise to any such default.

9.13
No confidential information comprised in the Business IP or the Company IP which is material to the Business has been disclosed to any person other than in the ordinary and normal course of business or under an obligation of confidence.

9.14
So far as the Warrantor is aware, no member of the ICI Group nor any other person, is in default in any material respect under any agreement referred to in paragraph 9.15 and no member of the ICI Group has received written notice of any circumstances likely to give rise to any such default.

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9.15
Copies or details of all material agreements (including all material licences, leases, development, maintenance, support, escrow, disaster recovery, outsourcing and services agreements but excluding those relating to standard business software available “off-the-shelf”) relating to any information technology used in the Business (including any computer hardware, computer software or communications systems) and other than those transitional services provided in accordance with Schedule 21 (Information Technology) and those relating to Excluded ICI Systems have been disclosed to the Purchaser in the Disclosure Letter.

9.16
In the year immediately preceding the date of this Agreement, there have been no failures or breakdowns of any information technology (including any computer hardware or software, communications systems or databases) used in the Business, which have caused material disruption to the Business.

9.17	Copies of the IT security and disaster recovery policies relating to the Business have been disclosed to the Purchaser in the Disclosure Letter.

9.18
No notice has been served on any member of the ICI Group in relation to the Business alleging that it has failed to comply with any requirement of the Data Protection Act 1998 or in the case of any other data protection legislation anywhere in the world where the Business is carried on no written notice alleging any failure to comply therewith has been served on any member of the ICI Group.

9.19
A copy of all notifications under the Data Protection Act 1998 and any other relevant data protection legislation anywhere in the world where the Business is carried on, relating to the Business and a copy of the Business’ policy relating to that Act and such legislation, have been disclosed to the Purchaser in the Disclosure Letter.

10.	CORPORATE ORGANISATION AND BUSINESS

10.1
All material licences, approvals and consents required for the carrying on of the Business have been obtained, have been disclosed to the Purchaser in the Disclosure Letter (together with copies where applicable) and are in full force and effect and will enure to the benefit of, and can be relied upon and utilised by, the Purchaser upon the transfer of the Business pursuant to this Agreement.

10.2	No member of the ICI Group is in material default under any material licence, approval or consent in relation to the Business.

10.3
No member of the ICI Group is in violation of or in default with respect to any statute, regulation, order, decree or judgement of any court or any governmental agency which would have a material and adverse effect upon the Business taken as a whole.

10.4	All Primary Books and Records are in the exclusive possession and under the direct control of and subject to unrestricted access by the Business Sellers and the Companies.

10.5	All Secondary Books and Records are in the possession and under the control of and subject to unrestricted access by the ICI Group.

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10.6
There are no powers of attorney or other authorities given by any member of the ICI Group in relation to the Business or any of the Business Assets or any of the assets of the Companies, other than powers of attorney given in the normal course of business in relation to any of the Companies’ bank accounts, the protection and maintenance of Intellectual Property and the handling of legal and tax matters by professional firms, or in connection with the transactions contemplated by this Agreement.

11.	PENSIONS

11.1
With the exception of the schemes named in the Disclosure Letter which relate to the Business in the UK (“UK Schemes”), there are no agreements or arrangements for the provision of any relevant benefits (as defined in Section 612(1) of ICTA with the omission of the exception in that definition) for any person classified by ICI as an Employee who is employed in the UK at the date of this Agreement (a “UK Employee”) or for any spouse or dependant of any such person nor has any proposal been announced to establish any such agreement or arrangement.

11.2	The ICI Group has no obligation to contribute to any personal pension scheme (as defined in Section 630 of ICTA) in respect of any UK Employee.

11.3
True and complete copies of the trust deeds and rules and other documents containing the provisions currently governing the UK Schemes in respect of UK Employees and full particulars of the benefits and entitlements under the UK Schemes in respect of UK Employees (including any discretionary practices) and the contributions payable to the UK Schemes in respect of UK Employees have been provided to the Purchaser and there is no obligation to provide benefits under the UK Schemes in respect of UK Employees other than as revealed in such documents and particulars.

11.4	No change in the benefits under the UK Schemes in respect of UK Employees has been announced.

11.5	The ICI Group is not providing and has not at any time provided or promised to provide ex gratia pensions or other benefits in respect of any UK Employee.

11.6	No discretion or power has been exercised under the UK Schemes in respect of UK Employees to:

(a)	augment benefits; or

(b)	admit to membership anyone on terms relating to transfer credits in circumstances where a full transfer payment has not yet been made in full in respect of that person.

11.7
The ICI Group has duly complied with its obligations under the UK Schemes in respect of UK Employees and all amounts due to be paid to the UK Schemes in respect of UK Employees have been paid when due.

11.8
Each UK Scheme is approved as an exempt approved scheme (within the meaning of Chapter I of Part XIV of ICTA) and there is in force in respect of employments with the ICI Group to which each UK Scheme (excluding BenefitBuilder) relates a contracting-out certificate (within the meaning of section 7 of the Pension Schemes Act 1993) and there is no reason why such approval will or may cease or any such contracting-out certificate will or may be cancelled surrendered or varied.

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11.9
In relation to the UK Employees, there are not in respect of the UK Schemes or the benefits under it any claims or actions (including without limitation any complaints made under any internal disputes procedure maintained in respect of the UK Schemes and any references made to the Pensions Ombudsman or the Occupational Pensions Advisory Service) in progress, pending, threatened or anticipated (other than routine claims for benefits).

11.10	BenefitBuilder is a money purchase scheme as defined in Section 181(1) of the Pension Schemes Act 1993.

11.11
Particulars of all non-UK schemes or arrangements of any member of the ICI Group for the provision of retirement or death benefits in operation for or in relation to each person classified as an Employee who is employed at the date of this Agreement have been disclosed by ICI to the Purchaser in the Disclosure Letter. Such particulars are sufficient to enable the Purchaser to identify the benefits provided for or in respect of each of such persons. The table attached as the Annex to Part 4 of Schedule 5 summarising the plans for the ROW Employees (as defined in that Part 4) is complete and accurate in all material respects.

11.12
There is no actual, pending or, so far as the Warrantor is aware, threatened litigation, arbitration, tribunal or administrative proceedings or governmental investigation in relation to any of the non-UK schemes or arrangements concerning any of such persons and by, against or otherwise involving the trustees or administrator of that scheme or arrangement or any member of the ICI Group.

11.13
The Indian Seller has withheld and paid to the relevant governmental authority proper and accurate amounts from salaries and wages due to the Indian Employees for all periods prior to the date of this Agreement and shall withhold and pay such amounts up to and including the Second Completion Date, in due compliance with the tax withholding provisions of the Income Tax Act, 1961.

11.14
The Indian Seller has, in relation to the Indian Business, properly operated all personnel plans, payroll deduction, social security, and other employer’s deduction and contribution obligations by making, in a timely manner, all such contributions as are required by law and contract and making such deductions from all payments made or deemed to be or treated as made by it or on its behalf, as are required under law, and by duly accounting to the appropriate authority for all sums so deducted and contributed for all other amounts for which it is required to account under the relevant contribution systems.

12.	TAXATION

12.1
Neither the Warrantor nor any other member of the ICI Group is involved in any dispute with or subject to any investigation by any Tax Authority concerning any matter likely to affect the Business or any of the Business Assets in any material way.

12.2
All stamp duty, stamp duty reserve tax and transfer and all other similar taxes, duties or registration fees have been paid in respect of all documents to which the Warrantor or any other member of the ICI Group is a party which are of material importance and which relate to the Business.

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12.3
There is disclosed in the Disclosure Letter such information as the Purchaser reasonably requires for the purpose of complying with its obligations in relation to VAT in respect of the UK Business Assets, in particular under Part XV of the Value Added Tax Regulations 1995 (Capital Goods Scheme) (the “VAT Regulations”) and, so far as the Warrantor is aware, that information is true and accurate in all material respects. No adjustment as is referred to in regulations 112 to 116 of the VAT Regulations has been made or should have been made and no such adjustment is likely to be required to be made in respect of the current interval in relation to any such capital items.

12.4
All VAT and import duties payable on the importation of goods and all excise duties payable to H.M. Customs & Excise in respect of the UK Business Assets have been paid in full and none of the UK Business Assets is at risk of confiscation, forfeiture or distress.

12.5
An election under Paragraph 2 of schedule 10 (Election to Waive Exemption) of VATA in relation to the UK Elected Property has been made and neither the Warrantor nor any other member of the ICI Group has made nor is under any contractual obligation (whether contingent or otherwise) to make any other such election in relation to any of the Business Properties.

12.6	None of the UK Business Assets is a chargeable asset within the meaning of Section 44 of VATA (supplies to groups acquired by the Business Sellers within three years of the date of this Agreement).

12.7	The Warrantor has made all returns and payment for the purposes of VAT in relation to the Business.

12.8	None of the UK Business Assets is a long life asset within the meaning of Chapter 10 of Part 2 of the Capital Allowances Act 2001.

12.9
Each member of the ICI Group in relation to the Business has duly and within any appropriate time limits made all returns, given all notices and supplied all other information required to be made, given or supplied to the relevant Tax Authorities in relation to the Business or any of the Business Assets and has obtained and maintained sufficient and up-to-date records, invoices and other documents in relation to the Business required by the relevant Tax Authorities.

12.10
No member of the ICI Group in relation to the Business is in arrears with any payment of VAT required to be made in relation to the Business or is liable to any abnormal or non-routine payment or any forfeiture or any penalty or interest or surcharge.

13.	ENVIRONMENT

13.1
So far as the Warrantor is aware, each member of the ICI Group, in relation to the Business, is in compliance in all material respects with all Environmental Laws and Environmental Permits which are applicable to the conduct of all or any part of the operations of the Business.

13.2
So far as the Warrantor is aware, no member of the ICI Group in relation to the Business has received, and so far as the Warrantor is aware there is not pending, any formal written indication, notice, complaint, or other formal written communication from any Competent Authority or any third party alleging any material breach of Environmental Laws or alleging a material breach of the terms of an Environmental Permit or that any Environmental Permit may be suspended, revoked, cancelled, materially restricted or amended or not renewed.

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13.3	All material Environmental Permits as are now required are valid and subsisting.

13.4
No member of the ICI Group in relation to the Business has entered into any agreement or arrangement that involves emission reduction commitments or obligations, energy efficiency targets, renewable obligation certificates, and/or emissions allowances or credits.

13.5
So far as the Warrantor is aware, none of the Properties has been directly affected by any spillage, discharge, release or deposit of any Hazardous Substances caused by the operations of any member of the ICI Group which has resulted in an Competent Authority in the proper exercise of its powers, duties and functions under Environmental Law requiring the carrying out of Remediation.

13.6
So far as the Warrantor is aware, there has been no deposit, loss of possession or disposal of Radioactive Tracers and Sources whilst under the ownership and control of the Business, at any property other than the Properties, other than in accordance with Environmental Laws.

13.7
Save for Provided for Asbestos, the structure as at Completion of the Relevant Properties does not incorporate any Asbestos which if the Asbestos Regulations were in force would as a result of the normal, day-to-day operation of the business processes as at Completion be required to be repaired, sealed, enclosed, protected or removed by ICI pursuant to the applicable duty to manage Asbestos as set out in Regulation 4 of the Asbestos Regulations.

14.	THE PROPERTIES

14.1	The particulars of the Properties set out in Parts 4 and 5 of Schedule 2 (Property Matters) are true, correct and complete in all respects.

14.2	ICI or the relevant member of the ICI Group is the sole legal and beneficial owner of the Properties.

14.3	So far as the Warrantor is aware, the Properties are free from all leases, tenancies, mortgages, charges, Encumbrances or other adverse rights other than as specified in Schedule 2 (Property Matters).

14.4	ICI or the relevant member of the ICI Group have in their possession or under their control all deeds and documents which are necessary to prove title to the Properties.

14.5	The Properties have the benefit of all rights, easements, wayleaves and servitudes necessary for their exclusive use and enjoyment for the purposes of the Business.

14.6
There are no covenants, restrictions, stipulations, easements, quasi-easements, burdens reservations or servitudes or privileges affecting any of the Properties or any part of them which are of an onerous or unusual nature or which conflict with the present user of any of the Properties or which would affect the use or continued use of any of the Properties for the purposes of the Business to the extent or in manner in which it is now used.

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14.7
The Warrantor has not received notice of any breach of the covenants, stipulations and conditions affecting any of the Properties and so far as the Warrantor is aware there are no circumstances which shall or might entitle any landlord to exercise any powers of entry or irritancy or to take possession of any of the Properties or which would otherwise restrict or terminate the continued use of them for the purposes of the Business.

14.8
The Properties and their use for the purposes of the Business comply in all respects with the planning acts (which shall include Town and Country Planning (Scotland) Act 1997, Planning (Listed Buildings and Conservation Areas)(Scotland) Act 1997, Planning (Hazardous Substances)(Scotland) Act 1997 and Planning (Consequential Provisions)(Scotland) Act 1997, the Town and Country Planning Act 1990, the Planning (Listed Building and Conservation Areas) Act 1990, the Planning (Hazardous Substances) Act 1990, the Planning (Consequential Provisions) Act 1990 and the Planning and Compensation Act 1991) and the building laws, local authority requirements and bye-laws affecting the same and all applicable statutory local authority and bye-law requirements as to fire precautions, public health or otherwise.

14.9	No planning or other permissions or consents relating to any of the Properties have been given subject to any unusual or onerous conditions or on a temporary basis.

14.10	No applications for planning permission have been made by ICI or the relevant member of the ICI Group and remain outstanding.

14.11
No notices, complaints or requirements have been received by ICI or the relevant member of the ICI Group from the local, county or other competent authority, body or agency in respect of any of the Properties and so far as the Warrantor is aware no proposals, orders, acts or things have been made or done by any such competent authority, body or agency concerning the compulsory acquisition of all or any part of the Properties.

14.12	There are no outstanding disputes with any person relating to any of the Properties or their use.

14.13	The Properties are the only properties necessary for the conduct of the Business.

14.14
Where the title to any of the Properties requires registration at H.M. Land Registry, it has been duly registered with title absolute and ICI or the relevant member of the ICI Group is the registered proprietor.

14.15
The replies given by Field Fisher Waterhouse of 35 Vine Street, London EC3N 2AA to the Purchaser’s lawyers to general and specific pre-contract enquiries concerning the Properties are true and accurate in all respects.

15.	INSURANCE

15.1
Each of the Business Assets and each of the assets of each of the Companies which is of an insurable nature has at all material times been and is now insured to its full replacement value (with no provision for deduction or excess) against all risks to which the insurable assets of a person operating the types of business operated by the Business Sellers and/or the Companies are exposed where a failure to so insure could have had a material adverse effect on the Business.

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15.2
Full and accurate details of all material current policies of insurance maintained in respect of the Business, the Business Assets and the assets of each of the Companies have been disclosed to the Purchaser in the Disclosure Letter and so far as the Warrantor is aware are in full force and effect (the “Insurance Policies”).

15.3	The details of the insurance claims history of ICI and each of the Sellers disclosed in the Disclosure Information relating to:

(a)
all matters other than employers’ liability claims in respect of the 5 year period prior to the date of this Agreement or for the period of ownership of the relevant part of the Business (if shorter); and

(b)
so far as the Warrantor is aware, employees’ liability claims in respect of the 3 year period prior to the date of this Agreement or for the period of ownership of the relevant part of the Business (if shorter)

are true and accurate in all material respects and materially complete.

15.4
So far as the Warrantor is aware, no member of the ICI Group has done or omitted to do anything and the Warrantor is not aware of anything which would entitle the insurers under any Insurance Policy to disclaim or avoid liability for any claim made thereunder.

15.5
So far as the Warrantor is aware no claim under any policy of insurance taken out in connection with the Business or any of the Business Assets or any of the assets of each of the Companies is outstanding in relation to which the insurance cover of ICI or the relevant Business Seller or Company is insufficient to cover the relevant liability and, so far as the Warrantor is aware, there are no circumstances likely to give rise to such a claim.

16.	DUE INCORPORATION AND CAPACITY

16.1
ICI and each of the Sellers is a company duly incorporated and validly existing in its jurisdiction of incorporation with the requisite power and authority to enter into and perform, and has taken all necessary corporate action to authorise the execution and performance of its obligations under the Transaction Documents.

16.2	The execution, delivery and performance of this Agreement by ICI does not and will not:

(a)	contravene its memorandum and articles of association or any order or judgment that applies to or binds it or any of its assets;

(b)	require the consent of all or any of its shareholders; or

(c)	result in a material breach of, or constitute a material default under, any instrument to which it is a party or by which it is bound.

16.3
This Agreement is a legal, valid and binding obligation of ICI, enforceable against it in accordance with its terms and each other agreement or document contemplated hereby to be executed and delivered by the Sellers on the First Completion Date will on the First Completion Date be duly and validly executed by the Sellers and be legal, valid and binding obligations of the Sellers, enforceable against them in accordance with their respective terms.

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16.4
Save as expressly contemplated by the Transaction Documents, no consent, action, approval or authorisation or registration, declaration or filing with any governmental department, commission, agency or other organisation (other than a Relevant Competition Authority) having jurisdiction over ICI is required to be obtained or made by ICI to authorise the execution and delivery by ICI of this Agreement or the performance by ICI of its terms or by any other Seller to authorise the execution and delivery by it of any other agreement or document to be executed and delivered pursuant to this Agreement or the performance by such Seller of its terms.

16.5	There are no:

(a)	outstanding judgments, orders, injunctions or decrees of any governmental or regulatory body or arbitration tribunal against or affecting ICI or any of the Sellers;

(b)	lawsuits, actions or proceedings pending or, to the knowledge of ICI, threatened against or affecting ICI or any of the Sellers;

(c)	investigations by any governmental or regulatory body which are pending or threatened against ICI or any of the Sellers so far as the Warrantor is aware,

which, in each case, have an adverse effect on the ability of ICI to execute and deliver, or perform its obligations under, this Agreement and/or on the ability of ICI or any of the Sellers to execute and deliver, or perform their respective obligations under, any other documents which are to be executed by ICI or any of the Sellers pursuant to this Agreement.

17.	COMPETITION

17.1	Within the last three years:

(a)
no written notice has been received in relation to the Business from any governmental or regulatory body in relation to matters of competition law and, so far as the Warrantor is aware, no governmental or official investigation or inquiry concerning the Business is in progress or threatened; and

(b)
so far as the Warrantor is aware, the Business has not been conducted in a manner which has utilised illegal or prohibited methods or practices which constitutes serious contraventions (in the sense of exposing ICI or any other members of the ICI Group to substantial fines or penalties) of prevailing anti trust laws solely relating to price fixing, cartels or similar activities.

17.2
The Director General of Fair Trading has not, in relation to the Business, imposed or, so far as the Warrantor is aware, threatened to impose any fine or penalty upon any member of the ICI Group for any reason including infringement of the Chapter 1 prohibition or the Chapter 11 prohibition of the 1998 Act.

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17.3
The EC Commission has not, in relation to the Business, imposed or, so far as the Warrantor is aware, threatened to impose any fine or penalty upon any member of the ICI Group or any part of the relevant member’s undertaking (within the meaning of Articles 81 and 82 EC Treaty for any reason including infringement of Regulation 17, Regulation 4064/89 or Articles 81 or 82).

17.4
The information provided by the Warrantor in relation to the sales of the Business within each jurisdiction within which the Business is carried on as set out in the Disclosure Letter, which has been provided by the Warrantor in good faith for the purpose of allowing the Purchaser to make a reasonable assessment of its obligations with respect to the notification of any Relevant Competition Authority of the proposed purchase of the Business and the Business Assets, is as far as the Warrantor is aware, in all material respects a true assessment of the position of the Business at the dates specified therein.

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Part 2: Company specific Warranties

For the purposes of this Part 2 of Schedule 6 (Warranties) references to “Company” or to “Companies” shall be to any or all of the Companies.

1.	COMPANY RETURNS AND RECORDS

1.1	The particulars of the Companies and the Shares contained in Schedule 13 (The Companies) to this Agreement are true and accurate in all material respects.

1.2
Copies of the articles of association of each of the Companies have been disclosed to the Purchaser and are complete and accurate and each of the Companies has complied in all material respects with all the provisions of its memorandum and articles of association and so far as the Warrantor is aware, in particular, has not entered into any ultra vires transaction.

1.3
The Companies are duly organised and validly exist under the laws of the country and state in which they are incorporated and have all requisite corporate powers and authority to own their properties and to conduct the business being carried on by them.

1.4
The register of members of each of the Companies contains a complete and accurate record of the members of the relevant Company and such Company has not received any notice of any application or intended application for rectification and all other statutory books and registers of the Companies are in their possession and have been properly kept.

2.	SHARES AND SHARE CAPITAL AND CONDUCT OF BUSINESS

2.1
The Shares comprise the whole of the issued and outstanding share capital of the Companies and all of them are fully paid up and none of the Companies has exercised or purported to exercise or claimed any lien over any of them.

2.2	No person has the right to call for the issue of any share or loan capital of any of the Companies under any option or other agreement or under any conversion rights.

2.3
No loan or share capital of any nature has been issued or allotted or agreed to be issued or allotted since the Balance Sheet Date nor has any option in respect of share or loan capital been given or agreed to be given since the Balance Sheet Date.

2.4
The Companies have not since the Balance Sheet Date repaid or redeemed or agreed to repay or to redeem any shares of its share capital or otherwise reduced or agreed to reduce its issued share capital.

2.5	The Company Sellers are the legal owners of the title to the Shares and the Shares are free of any encumbrances or other third party rights.

2.6	The Company Sellers have the right to transfer the title to the Shares in accordance with this Agreement.

3.	SUBSIDIARIES, PARTNERSHIPS ETC.

3.1	The Companies do not have any subsidiaries and are not the legal or beneficial owner of any shares or other securities or capital of any other company or corporation whether limited or unlimited.

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3.2	None of the Companies is a member of any partnership and has no place of business, branch or permanent establishment other than as disclosed to the Purchaser in the Disclosure Letter.

3.3	The Companies are not, and have not at any time been, and have not agreed to become, a member of any partnership, joint venture, consortium or other unincorporated association.

4.	TAXATION MATTERS

4.1	The Companies have duly and timely submitted all tax returns and declarations.

4.2	All Taxes owed by the Companies have been paid when due.

4.3	No Company is involved in any dispute with any Tax Authority concerning any matter likely to materially adversely affect such Company.

4.4
Each of the Companies is and always has been resident for the purposes of taxation in the country in which it was incorporated and neither does any Company have nor has it ever had a permanent establishment in a jurisdiction other than the jurisdiction of incorporation.

4.5
All stamp duty, stamp duty reserve tax, transfer and other similar taxes, duties or registration fees have been paid in respect of all documents or transactions to which the Companies are a party and are liable to pay that stamp duty, stamp duty reserve tax, transfer or other similar taxes, duties or registration fees and which are of material importance.

4.6
Each of the Companies is duly registered for VAT and the Companies have duly and timely submitted all necessary returns and declarations and maintained sufficient records for the purposes of applicable VAT legislation.

4.7	The Companies have duly and punctually paid all Taxation which it is or has been liable to pay or account for in the ten years prior to the date of this Agreement.

4.8	ACMA has not been a close company as defined in Section 414 ICTA or a close investment holding company as defined in Section 13A ICTA.

4.9
All consents or clearances which should be obtained in respect of any transaction to which any of the Companies has been a party have been so obtained and have been secured on the basis of accurate disclosure to the relevant Taxing Authority.

4.10	Copies of all applications for clearance made and all consents or clearances obtained since the Balance Sheet Date (together with all relevant particulars) have been provided to the Purchaser.

4.11
So far as the Warrantor is aware the Companies are not under an obligation to make at any time a material payment outside the ordinary course of business nor have the Companies made any such payment or incurred an obligation to make any such payment since the Balance Sheet Date which will not be deductible for the purposes of any corporate income or profit based Taxation.

4.12
All registrations, returns, computations, notices and information which are or have been required to be made or given by the Companies for any Taxation purpose have been made or given within the requisite periods and on a proper basis and none of them is the subject of any material dispute with any Tax Authority.

4.13	Each of the Companies has in its possession or power all records and information which it needs to determine its liabilities to Taxation.

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4.14
So far as the Warrantor is aware since the Balance Sheet Date, the Companies have not been involved in any transaction which has given or may give rise to a liability to taxation on the Companies other than corporation tax on normal trading income of the Companies (and not chargeable gains or deemed income) arising from transactions entered into in the ordinary course of business.

4.15	Nothing has been done in circumstances such that Section 30 of the TCGA (value shifting) has or may or will have effect in relation to the disposal of an asset by any of the Companies.

4.16
The Disclosure Letter sets out full particulars of all claims and elections made under Sections 23, 152-162, 165, 171A, 242-244, 247, 247A or 248 of the TCGA insofar as they could affect the chargeable gain or allowable loss which would arise in the event of a disposal after the Balance Sheet Date by each of the Companies of any of its assets, and indicates which assets (if any) so affected would not, on a disposal, give rise to relief under Schedule 4 of the TCGA.

4.17	None of the Companies has made a claim under Sections 24, 48 or 280 of the TCGA.

4.18
So far as the Warrantor is aware, none of the Companies is aware of any notice or enquiry by a Tax Authority in connection with the prices charged or received by a Company pursuant to transactions with connected or associated persons.

4.19
So far as the Warrantor is aware within the ten years before the date of this Agreement no transaction, act, omission or event has occurred outside the ordinary course of business (including without limitation the execution or implementation of this Agreement but excluding the acquisition of any business or company documents in respect of which are disclosed by the Warrantor in the Data Room) in consequence of which any of the Companies is or may be held liable for or to indemnify any person in respect of any Taxation which is primarily or directly chargeable against or attributable to any person other than the Companies.

5.	INSURANCE

There have been disclosed to the Purchaser in the Disclosure Letter accurate and complete details of all policies of insurance maintained by or on behalf of any of the Companies.

6.	PENSIONS

6.1
The Companies have not made any agreements with, or commitments towards, any of the Company Employees for pensions, life insurance and other retirement benefits other than the statutory social security contributions.

6.2
All of the schemes and arrangements relating to the Canadian Company have been established, qualified, registered, invested and administered in all respects in accordance with their terms and all applicable law and all contributions or premiums required to be paid by any member of the ICI Group or any of the Companies under any such scheme or arrangement have been paid in a timely fashion in accordance with the terms thereof and applicable law.

7.	POWERS OF ATTORNEY

There are not in force any powers of attorney given by any of the Companies, other than powers of attorney given in the normal course of business in relation to any of the Companies’ bank accounts, the prosecution and maintenance of Intellectual Property and the handling of legal and tax matters by professional firms, or in connection with the transactions contemplated by this Agreement.

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SCHEDULE 7

PROVISIONS RELATING TO PURCHASER’S CLAIMS

1.	OBLIGATIONS OF THE PURCHASER

1.1
The Purchaser shall, and shall procure that any other relevant member of the Purchaser’s Group shall, in relation to any loss or liability which might give rise to a Purchaser’s Claim against ICI, or any other member of the ICI Group, take all reasonably available steps to avoid or mitigate such loss or liability.

1.2
If in relation to any Purchaser’s Claim the Purchaser, or any other relevant member of the Purchaser’s Group, is or may be entitled to recover from some other person (including insurers) any loss or damage arising in relation to or in connection with that Purchaser’s Claim, the Purchaser, or such other relevant member of the Purchaser’s Group, shall at ICI’s cost (which costs shall include the reasonable costs and expenses of the Purchaser which have been properly incurred by the Purchaser in taking the relevant steps) and subject to Paragraph 1.5 below take reasonable steps to enforce such right of recovery (keeping ICI informed on a timely basis of any action so taken) before taking any action (other than notifying ICI of the claim) against ICI or any other member of the ICI Group.

1.3
If, at any time after the date of this Agreement, any claim is made in writing by a third party or any liability (actual or contingent) comes to the notice of the Purchaser, or any other member of the Purchaser’s Group, (a “Third Party Claim”) which causes or may reasonably be expected to cause ICI, or any other member of the ICI Group, to be liable in respect of a Purchaser’s Claim then without prejudice to Paragraph 1.1 the Purchaser shall at the written request and cost of ICI, or any other relevant member of the ICI Group:

(a)
take or cause to be taken such action as ICI, or the other relevant member of the ICI Group, may reasonably require to avoid, contest, dispute, resist, appeal, compromise or defend the Third Party Claim;

(b)
permit ICI, or any other member of the ICI Group, in the name of and on behalf of the Purchaser or any relevant Company to have the conduct of all proceedings relating to the Third Party Claim including the appointment of legal and other professional advisers and the making of any settlement or compromise of the Third Party Claim; and

(c)
render or cause to be rendered to ICI, or the other relevant member of the ICI Group, all such assistance as ICI may reasonably require (including providing access at reasonable times during business hours and upon reasonable notice to information and to employees of the Purchaser and of relevant members of the Purchaser’s Group) for the purpose of avoiding, contesting, disputing, resisting, appealing, compromising or defending the Third Party Claim;

PROVIDED ALWAYS that:

(d)
ICI shall procure that the Purchaser is promptly sent copies of all written communications or notified in writing as to the substance of all oral communications pertaining to the Third Party Claim transmitted by or on behalf of ICI, or the other relevant member of the ICI Group, to the other party to the Third Party Claim or its agents or professional advisers;

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(e)
in the event of a Third Party Claim by a customer or supplier of the business of any member of the Purchaser’s Group, the Purchaser or (as the case may be) the relevant member of the Purchaser’s Group shall not be obliged at any time to take or procure such action or to allow ICI, or any other relevant member of the ICI Group, to conduct proceedings or to provide assistance in connection with that Third Party Claim if to do so would materially prejudice or have a material adverse effect on the business of the Purchaser or any principal members of the Purchaser’s Group. If this is not the case then the Purchaser or (as the case may be) the relevant Purchasing Company shall be obliged to take or procure action or to allow ICI, or any other relevant member of the ICI Group, to conduct proceedings or to provide assistance in connection with the relevant Third Party Claim in accordance with sub-paragraphs 1.3 (a), (b) and (c) above unless the Purchaser elects by notice to waive the relevant Purchaser’s Claim in which case such waiver shall constitute a full and final discharge of the liability of ICI and all other members of the ICI Group in relation to such Purchaser’s Claim;

(f)
ICI shall be responsible for the reasonable costs of the Purchaser, or the relevant member of the Purchaser’s Group, incurred in relation to taking action to avoid, contest, dispute, resist, appeal, compromise or defend the Third Party Claim;

(g)
ICI shall indemnify the Purchaser, or the relevant member of the Purchaser’s Group, on an After Tax Basis against all losses, costs and expenses which the Purchaser, or the relevant member of the Purchaser’s Group, may suffer as a result of ICI exercising its right to have conduct of all proceedings relating to the Third Party Claim;

(h)
Without prejudice to sub-paragraph 1.3(e) above, ICI shall not make, or permit to be made, any settlement or compromise of a Third Party Claim by a customer or supplier of the business of any member of the Purchaser’s Group without the prior written approval of the Purchaser (such approval not to be unreasonably withheld or delayed) and, for the purposes of this sub-paragraph 1.3(h), the Purchaser shall be deemed to have reasonably withheld or delayed its consent if the compromise or settlement of such Third Party Claim would have materially prejudiced or have a material adverse effect on the business of the Purchaser or any principal member of the Purchaser’s Group;

(i)
a Third Party Claim shall not be compromised or settled without the consent of ICI provided that the Purchaser shall not be obliged to seek ICI’s consent if such Third Party Claim is made by a customer or supplier of the business of any member of the Purchaser’s Group and the obtaining of ICI’s consent prior to the compromise or settlement of such Third Party Claim would materially prejudice or have a material adverse effect on the business of the Purchaser or any principal member of the Purchaser’s Group; and

(j)	the Purchaser shall, assuming it has conduct of all proceedings relating to the Third Party Claim, keep ICI informed as to the steps which are being taken in connection with the Third Party Claim.

1.4
If, notwithstanding any other provision of this Schedule 7, any payment is made by ICI, or any other member of the ICI Group, in or towards the settlement of any Purchaser’s Claim and the Purchaser, or any other member of the Purchaser’s Group, subsequently recovers or procures the recovery from a third party (including insurers) of an amount which is referable to that Purchaser’s Claim the Purchaser shall as soon as reasonably practicable repay to ICI, or the relevant member of the ICI Group, an amount equal to whichever is the lesser of:

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(a)
the amount recovered from the third party after deduction of all reasonable costs, charges and expenses incurred and Taxation suffered by the Purchaser or the relevant member of the Purchaser’s Group in making such recovery; and

(b)	the amount paid by the relevant member of the ICI Group in or towards settlement of the Purchaser’s Claim.

1.5
For the purposes of Paragraph 1.2 of this Schedule 7, where the Purchaser, or relevant member of the Purchaser’s Group, is at any time entitled to recover from such other person any sum in respect of any matter giving rise to a Purchaser’s Claim, the Purchaser acknowledges that to pursue such claim against such person with reasonable diligence may fall within its normal duty of mitigation provided that the Purchaser, or the relevant member of the Purchaser’s Group, shall not be obliged to pursue such other person for recovery of any sum in respect of any matter giving rise to a Purchaser’s Claim against a customer or supplier of the business of the Purchaser or any principal member of the Purchaser’s Group if to do so would materially prejudice or have a material adverse effect on the business of the Purchaser or any other principal member of the Purchaser’s Group and any amount recovered by the Purchaser, or the relevant member of the Purchaser’s Group (net of all reasonable costs, charges and expenses of recovery and Taxation suffered) shall pro tanto reduce the liability of the Warrantor in respect of that relevant Purchaser’s Claim).

1.6	The Purchaser agrees (on behalf of itself and each Purchasing Company) that:

(a)
any Claim for any loss or damage (including any interest, professional fees or legal costs) arising under, or in connection with, this Agreement or any other Transaction Document shall only be brought by, or against, ICI on behalf of the relevant Business Seller or Company Seller or the Purchaser on behalf of the relevant Business Purchaser or Company Purchaser (in each case, as appropriate) under the terms of this Agreement and each of ICI for itself, and on behalf of each other Business Seller and Company Seller, and the Purchaser, for itself, and on behalf of each other Business Purchaser and Company Purchaser, hereby waives all, and any, rights to pursue any claim (including a Purchaser’s Claim) against the relevant Business Purchaser and the relevant Company Purchaser or against any relevant Business Seller or Company Seller (as appropriate) on any basis;

(b)
where any fact or circumstance gives rise to a claim (other than a Tax Claim) that may entitle the Purchaser to bring such claim in respect of the same set of facts or circumstances under this Agreement and, separately, under any other Transaction Document (other than the Deed of Tax Covenant), the Purchaser shall not, and shall procure that no Business Purchaser and no Company Purchaser shall, bring such claim (other than a Tax Claim) in respect of the same set of facts or circumstances under any Transaction Document (other than this Agreement) and the amount of any loss and the measure of any damages which may be claimed or awarded by or awarded to the Purchaser on behalf any relevant Business Purchaser or Company Purchaser shall be the loss or damages suffered by such Business Purchaser or Company Purchaser and no account shall be taken of the diminution, if any, in the value of the Purchaser’s investment in such Business Purchaser or Company Purchaser;

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(c)
nothing in this Paragraph 1.6 shall prevent an application for specific performance, an injunction or other non-pecuniary relief not otherwise available to the Purchaser or ICI relating to the activities of the relevant Business Seller or Company Seller or the relevant Business Purchaser or Company Purchaser being sought by the relevant Business Seller or Company Seller or the relevant Business Purchaser or Company Purchaser directly against the relevant Business Purchaser or Company Purchaser or against the relevant Business Seller or Company Seller (as appropriate) in order to protect its interests or enforce its rights but no damages, fines, compensation or other monetary amount may be sought or accepted by a Business Seller or Company Seller or Business Purchaser or Company Purchaser from the other;

(d)
the terms of this Agreement and the provisions of this Schedule 7 (Provisions relating to Claims under this Agreement) shall apply to all Purchaser’s Claims as may arise under the Transaction Documents and, in particular, that notwithstanding any provision of any Local Agreement in relation to the making, or limitation, of Purchaser’s Claims under that Local Agreement the provisions of this Schedule 7 shall always apply in priority to any and all provisions of each such Local Agreement;

(e)
no Purchaser’s Claim may be brought under a Local Agreement until the Threshold (as defined at Paragraph 2.1(e) of this Schedule 7) has been exceeded and each other provision of this Schedule 7 (as may be applicable) has been applied to each Purchaser’s Claim; and

(f)
if after the application of sub-paragraphs (a) and (b) of this Paragraph 1.6 the Purchaser or the Indian Purchaser is entitled to recover a Purchaser’s Claim and that Purchaser’s Claim has arisen under the Indian Business Transfer Agreement, or is in any other way connected to or has arisen from the sale of the Indian Business under this Agreement or the Indian Business Transfer Agreement, the Purchaser shall ensure that (i) such Purchaser’s Claim shall only be made and conducted by the Purchaser or the Indian Purchaser against ICI India in accordance with the terms of the Indian Business Transfer Agreement (but subject, in addition to, the limitations contained herein) and (ii) neither ICI nor any other member of the ICI Group (other than ICI India) shall be liable in any manner or to any extent in respect of any Purchaser’s Claim or any other claim connected with or arising from the sale of the Indian Business under this Agreement or the Indian Business Transfer Agreement or otherwise arising or made against ICI India.

2.	LIMITATION OF LIABILITY OF THE SELLERS

2.1	The Purchaser shall not (nor shall any other member of the Purchaser’s Group) be entitled to make a Purchaser’s Claim or to recover any damages in respect of any such Purchaser’s Claim:

(a)
save with respect to claims under the Purchaser Indemnity and/or the Chilton Indemnity (as those terms are defined in the Environmental Deed of Indemnity) if the matter, event or circumstance giving rise thereto was fairly disclosed by reason of the Disclosed Information (it being acknowledged and agreed that fair disclosure as a standard shall not apply to appendix A paragraphs (1), (2) and (3) of the Disclosure Letter);

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(b)
unless notice in writing specifying in reasonable detail the fact, matter, event or circumstance giving rise to the Purchaser’s Claim and giving details of the amount of the Purchaser’s Claim has been received by ICI on or before 31 May 2004 in respect of Warranty Claims relating to the General Warranties, two calendar years after the First Completion Date in respect of Warranty Claims relating to the Asbestos Warranty or 7 calendar years after the First Completion Date in respect of Warranty Claims relating to the Tax Warranties;

(c)
where notice in writing of such Purchaser’s Claim shall have been given in accordance with Paragraph 2.1(b), if legal proceedings before a competent court in respect of that claim containing full particulars shall not have been issued and served on ICI within 12 months after the date of that notice;

(d)	subject to Paragraph 2.1(e), unless the amount that would be recoverable from ICI or any other member of the ICI Group in respect of the Purchaser’s Claim exceeds £200,000;

(e)
unless the amount of the Purchaser’s Claim that would be recoverable from ICI or any other member of the ICI Group in respect of the Purchaser’s Claim when aggregated with the amount (excluding costs) recoverable in respect of any other Purchaser’s Claim against ICI or any other member of the ICI Group under the Transaction Documents (and for these purposes ignoring any claims which the Purchaser is not entitled to bring because of Paragraph 2.1(d)) exceeds a threshold of £2,000,000 (the “Threshold”) in which event, the aggregate liability of the ICI Group as a whole shall be limited to the amount by which the amount of all Purchaser’s Claims exceed £1,000,000;

(f)	if and to the extent that:

(i)
the Purchaser’s Claim would not have arisen or would have been less but for any voluntary act, omission, transaction or arrangement (or any combination of any of the same) of the Purchaser, any other member of the Purchaser’s Group, any Company, any successor in title to the Business or the Business Assets or their respective directors, employees or agents occurring after Completion (where such member knew or ought reasonably to have known that such act, omission, transaction or arrangement would result in a Purchaser’s Claim) including without limitation to the foregoing a breach by the Purchaser of its obligations pursuant to Clause 22 (Insurance and Indemnity Claims) to obtain any insurance cover which it is required as a result of that Clause (or any other provision of a Transaction Document) to obtain otherwise than any such act, omission, transaction or arrangement: (aa) upon the written instructions or with the written consent of ICI or any member of the ICI Group; or (bb) in strict compliance with a legal obligation in force at First Completion or (as the case may be) Second Completion;

(ii)	the Purchaser’s Claim arises or is increased as a result of the Purchaser or any other member of the Purchaser’s Group not complying with its obligations under any of the Transaction Documents;

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(iii)
the damage, liability or loss suffered or incurred by the Purchaser or the relevant members of the Purchaser’s Group has been made good or has been otherwise compensated for without cost or expense to the Purchaser or the relevant members of the Purchaser’s Group;

(iv)
the particular liability, loss or damage suffered or incurred by the Purchaser or any other member of the Purchaser’s Group to which the Purchaser’s Claim relates is used or has been used or is capable of being used by the Purchaser or any other member of the Purchaser’s Group to offset in whole or in part any past, present or future Tax Liability.

(v)	recovery in respect of the same liability has been made under the Deed of Tax Covenant or the Environmental Deed of Indemnity.

2.2
The liability of ICI, or any other relevant member of the ICI Group, shall be reduced if and to the extent that the amount equivalent to the liability of a Purchaser’s Claim is taken into account in determining the Total Consideration referred to in Clause 3.1 (Calculation of Consideration).

2.3	In no event shall the aggregate liability of ICI and each other member of the ICI Group under the Transaction Documents exceed 75% of the Total Consideration.

2.4
The Purchaser shall not be entitled to claim against ICI under the Warranties for any loss which could not reasonably have been in the contemplation of the parties at the date hereof as the probable result of the relevant breach nor for any indirect or special loss, loss of profits or punitive damages.

2.5
The Purchaser shall not be entitled to make any claim under the provisions of this Agreement or otherwise with respect to matters the subject of the Purchaser Indemnity or the Chilton Indemnity other than under the terms of the Environmental Deed of Indemnity.

2.6
Neither ICI nor any other member of the ICI Group shall be liable for any breach of Warranty which has arisen as a result of any change in any accounting policy by which a member of the Purchaser’s Group values its assets or the application of any accounting basis, method, policy or practice of any member of the Purchaser’s Group which is different from that adopted or used by the ICI Group in relation to the Business, the Special Purpose Accounts or the preparation of the Net Asset Statement.

2.7
The Purchaser shall not be entitled to make any claim under the Asbestos Warranty unless and until the Asbestos Regulations have come into full force and effect and in no event shall the total aggregate liability of ICI and each other member of the ICI Group in respect of the Purchaser’s Claims under the Asbestos Warranty exceed £3,000,000.

3.	LIMITATIONS RELATING TO THE TAX WARRANTIES

3.1
ICI shall have no liability under the Tax Warranties in respect of any Tax Liability of the Companies to the extent that recovery in respect of that Tax Liability has been made under the other Warranties or the Deed of Tax Covenant.

3.2
The limits set out in Clause 4 of the Deed of Tax Covenant shall apply to limit the liability of ICI under the Tax Warranties as if set out in this Agreement and with references to the Deed of Tax Covenant being substituted by reference to the Tax Warranties.

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4.	MITIGATION OF TAX LIABILITY

The Purchaser shall, at the direction in writing of ICI, or shall procure that all or any of the Companies take all such steps as ICI may require to:

(a)
use the Company Reliefs to reduce or eliminate any Tax Liability in respect of which the Purchaser would have been able to make a claim under the Tax Warranties to the extent specified by ICI and permitted by law, and to provide to ICI, at ICI’s expense, a certificate from the relevant Company’s Auditors confirming that such Company Reliefs have been so used (and not later amend or withdraw any claim or election unless directed to do so by ICI);

(b)
make all such claims and elections specified by ICI in respect of any accounting period of the Company commencing before Completion that have the effect of reducing or eliminating any such Tax Liability in the manner provided in Paragraph 4(a) provided that no such claim or election shall require the Company to use any Relief which arises or is deemed to arise after Completion or in respect of a period commencing after Completion; and

(c)
allow ICI to reduce or eliminate any Tax Liability by surrendering, or procuring the surrender by any company other than the Companies of Group Relief to the Company to the extent permitted by law but without any payment being made in consideration for such surrender.

5.	OTHER PROVISIONS

5.1	Each provision of this Schedule 7 (Provisions Relating to Claims under this Agreement) shall be read and construed without prejudice to each of the other provisions of this Schedule 7.

5.2
The amount of any successful Purchaser’s Claim or Tax Claim against ICI, or any other member of the ICI Group, under the Transaction Documents shall constitute or be deemed to constitute a reduction in the Total Consideration and shall (to the extent possible) be allocated to or against the consideration for the Business Assets or the Shares of the Company to which the Purchaser’s Claim or the Tax Claim (as the case may be) relates so as to constitute or be deemed to constitute a reduction in the consideration for such Business Assets or such Shares. In the event that the amount of any successful Purchaser’s Claim or Tax Claim exceeds the consideration given for the Business Asset or Shares of the Company to which the Purchaser’s Claim relates, the excess shall be allocated to or against any other consideration received by the relevant Business Seller or Company Seller as the case may be.

5.3
The Purchaser will and shall procure that the relevant members of the Purchaser’s Group will, upon becoming aware of any Purchaser’s Claim, retain and preserve all information, books, records, documents, Primary Books and Records, Secondary Books and Records and Technical Information (including information recorded or retained in any electronic form) of or relating to the Business which are in the possession of the Purchaser (or as the case may be) the relevant member(s) of the Purchaser’s Group and which such relevant members of the Purchaser’s Group are aware are or may be relevant (or which it or such relevant members of the Purchaser’s Group ought reasonably to be aware would or may be so relevant) in connection with that particular Purchaser’s Claim.

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5.4
As at the date of this Agreement, the Purchaser is not aware, on the basis of the Purchaser’s understanding of the Business as at the date hereof, of any facts or circumstances which constitute a breach or breaches of the Warranties and which, if such facts or circumstances had been disclosed by ICI in the Disclosure Letter, would have constituted fair disclosure by ICI for the purpose of Paragraph 2.1(a) of this Schedule 7 (Provisions relating to Claims under this Agreement). For the purposes of this warranty the Purchaser’s awareness means that the Purchaser has made due and careful enquiries only of those persons listed in Part 2 (The Purchaser) of Schedule 10 (Persons of whom enquiry was made relating to the Warranties) and shall be deemed only to have knowledge of all facts, matters and circumstances actually known by such persons, and such expressions shall not have imported to them any wider meaning or interpretation or be deemed to include enquiries or actual awareness of any additional people or departments within the Purchaser or any other member of the Purchaser’s Group. Where an area of business is indicated in Schedule 10 (Persons of whom enquiry was made relating to the Warranties), the knowledge of such persons shall be deemed limited to the area of business set out next to the name of the person concerned.

5.5
No liability shall arise in respect of any breach by ICI or any other member of the ICI Group of their obligations under the Transaction Documents to the extent that liability for such breach occurs or is increased directly or indirectly as a result of any legislation not in force on or prior to the date of this Agreement or as a result of the withdrawal of any extra-statutory concession or other formal agreement or formal arrangement currently granted by or made with any governmental authority or Tax Authority or as a result of any change after the date of this Agreement of any generally accepted interpretation or application of any legislation or in the enforcement policy or practice of the relevant authorities or as a result of the withdrawal of any extra-statutory concession or any other formal agreement or arrangements with any governmental authority or Tax Authority (whether or not having the force of law) currently granted by or made with any governmental authority or Tax Authority.

5.6
The provisions of this Schedule 7 shall not apply to exclude or limit the liability of ICI, or any member of the ICI Group, to the extent that a Purchaser’s Claim arises involving fraud on the part of ICI or any member of the ICI Group.

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SCHEDULE 11

DETERMINATION AND CERTIFICATION OF NET ASSET ADJUSTMENT

In this Schedule the following expression (which is additional to those defined in Clause 1.1 (Defined Terms)) shall have the meaning assigned below:

“Review Period” means the period of 30 Business Days following the delivery to ICI of the Net Asset Statement pursuant to Paragraph 3.1 (Issue of the Net Asset Statement) of this Schedule 11 (Determination and Certification of Net Asset Adjustment).

Part 1: The Net Asset Statement

1.	THE NET ASSET STATEMENT

The Net Asset Statement shall be prepared by the Purchaser as soon as practicable following First Completion in the same format as set out in Part 2 (Pro Forma Net Asset Statement) of this Schedule 11 (Determination and Certification of Net Asset Adjustment).

2.	BASIS OF PREPARATION

The Net Asset Statement shall:

(a)
be prepared on the same basis and using identical accounting principles, policies, procedures and practices consistently applied as used in preparing the Special Purpose Accounts including the same management judgments, estimates, definitions, treatments, forecasts and opinions as were made and given for the purposes of and reflected in the Special Purpose Accounts. For the avoidance of doubt, this sub-paragraph (a) shall not prevent events or changes in circumstances that have taken place between the Balance Sheet Date and the date upon which the Net Asset Statement is issued to ICI under paragraph 3.1 of this Schedule 11 from being taken into account by the Purchaser or ICI in the preparation of the Net Asset Statement;

(b)	subject to sub-paragraph (a), be prepared in accordance with the Group Finance Manual;

(c)	subject to sub-paragraphs (a) and (b), be prepared in accordance with generally accepted accounting principles and practices in the United Kingdom;

(d)
be prepared on the basis that it relates to the Business as a going concern and exclude any effects of the change of control or ownership of the Business or any part of it contemplated by this Agreement or any other effect of this Agreement;

(e)
include each of the amounts determined and agreed by the Seller’s Actuary and the Purchaser’s Actuary pursuant to Paragraphs 6(a) and (b) of Part 2 (U.S. Pensions) of Schedule 5 (Pensions and Related Benefits) and Paragraphs 3.1 and 3.2 of Part 3 (German Pensions) of Schedule 5 (Pensions and Related Benefits) if each of those sums have been agreed and determined prior to the date of issue of the Final Certificate of the Net Asset Adjustment;

(f)
in relation to any Company exclude all Tax Liabilities other than VAT, payroll taxes or amounts in respect thereof and all Tax assets or rights to repayments of Tax other than such Tax assets or rights to repayments of Tax relating to VAT or payroll taxes or amounts in respect thereof;

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(g)	in relation to any Business Contract which is for the sale or purchase of foreign exchange such Business Contract shall be valued at the relevant spot rate effective on the First Completion Date;

(h)
not include any provision for the Acquisition Creditors (which each of ICI and the Purchaser acknowledge have been excluded from the Pro Forma Net Asset Statement notwithstanding the inclusion of the Acquisition Creditors in the Special Purpose Accounts);

(i)
not include any provision in relation to the Creditor of U.S. $1,757,111 in connection with the disposal of the Crosfield Refinery business which ICI and the Purchaser have agreed was incorrectly included and accounted for in the Special Purpose Accounts;

(j)	not include any provision in respect of the liability of Uniqema for payment of pension entitlements to those former employees of Uniqema who at the First Completion Date have retired; and

(k)	represent a combination of individual statements prepared for:

(i)	the United Kingdom, the United States, Germany and India in relation to which the Business Assets are transferred in accordance with this Agreement or a Local Agreement; and

(ii)	each Company.

Sub-paragraphs (a) to (c) above are intended to be applied as a hierarchy, with sub-paragraph (a) being applied first and with sub-paragraphs (b) and (c) each being applied only where ambiguity remains following applications of the previous sub-paragraph. The provisions of each of sub-paragraphs (d) to (k) shall be specifically applied in accordance with their terms and notwithstanding any inconsistency with sub-paragraphs (a) to (c).

In arriving at the Final Certificate of the Net Asset Adjustment no account shall be taken of any event or change in circumstances which occurs after the end of the period specified in paragraph 3.1 (Issue of the Net Asset Statement) within which the Purchaser must issue the Net Asset Statement to ICI, but account may be taken of events or changes in circumstances occurring before this date.

3.	PROCEDURE FOR DETERMINING NET ASSET ADJUSTMENT

3.1	Issue of the Net Asset Statement

Immediately following preparation of the Net Asset Statement, and in any event within 30 Business Days of First Completion, the Purchaser shall issue the Net Asset Statement to ICI together with a schedule showing the calculation of the Net Asset Adjustment and the Indian Asset Adjustment as well as a certificate in respect of the Net Asset Adjustment and the Indian Asset Adjustment.

3.2	Access to working papers

To enable ICI to review the Net Asset Statement and present any objections referred to in Paragraph 3.3 (If ICI disagrees with calculation), the Purchaser shall, and shall procure that each member of the Purchaser’s Group shall, following the issue of the Net Asset Statement, give ICI and its advisers reasonable access at all reasonable times during business hours and upon reasonable notice (until the Final Certificate of the Net Asset Adjustment has been issued) to all records, working papers and other information relating to the Net Asset Statement and generally shall provide ICI and its advisers with such other information and assistance as ICI and its advisers may reasonably request to determine whether the Net Asset Statement has been prepared in accordance with this Schedule 11 (Determination and Certification of Net Asset Adjustment).

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3.3	If ICI disagrees with calculation

ICI shall before the end of the Review Period, either issue its confirmation of the schedule and certificate or shall state in writing that it disagrees with the schedule and certificate giving the basis and reasons therefore. If ICI shall disagree with any matter affecting the calculation of the Net Asset Adjustment or the Indian Asset Adjustment then it shall attempt to resolve the issue with the Purchaser. Any such resolution which enables the Net Asset Adjustment or the Indian Asset Adjustment to be agreed shall be expressed in a joint confirmation (the “Joint Resolution”), signed by both ICI and the Purchaser, stating the Net Asset Adjustment and the Indian Asset Adjustment. If no Joint Resolution shall be issued within 60 Business Days of the schedule and certificate having been submitted to ICI, the matter or matters remaining in dispute only shall be referred to and conclusively determined by a firm of independent chartered accountants jointly agreed upon between ICI and the Purchaser or (failing such agreement) appointed, at the request of either ICI or the Purchaser at any time, by the President from time to time of the Institute of Chartered Accountants in England and Wales, which firm (the “Independent Accountants”) shall then determine the matter in dispute and, shall determine the Net Asset Adjustment or the Indian Asset Adjustment (as may be the case). The Independent Accountants shall act as experts and not as arbitrators. Their decision shall be communicated in writing to ICI and the Purchaser and shall be final and binding upon ICI and the Purchaser. The costs of the Independent Accountants in connection with all matters specified in this Schedule 11 (Determination and Certification of Net Asset Adjustment) shall be payable by ICI and/or the Purchaser in such proportions as the Independent Accountants determine or (failing such determination) shall be borne jointly between the parties.

3.4	Records etc. to be made available

ICI and the Purchaser shall each use all reasonable endeavours to procure that all records, working papers and other information within their respective possession or control as may be reasonably required by the Independent Accountants for the purposes of this Schedule 11 (Determination and Certification of Net Asset Adjustment), shall be made available upon a request for them and each of ICI and the Purchaser shall generally render all reasonable assistance reasonably necessary for the determination of the Net Asset Adjustment and the Indian Asset Adjustment by the Independent Accountants.

3.5	Meaning of “Final Certificate of the Net Asset Adjustment”

For the purposes of this Agreement the “Final Certificate of the Net Asset Adjustment” shall mean:

(a)
the certificate issued by the Purchaser pursuant to Paragraph 3.1 (Issue of the Net Asset Statement) of this Schedule 11 (Determination and Certification of Net Asset Adjustment) (if such certificate is confirmed by ICI or no notice of disagreement is received by the Purchaser within the Review Period pursuant to Paragraph 3.3 (If ICI disagrees with calculation)) in which case the certificate shall be treated as issued 5 Business Days after the expiration of the Review Period referred to in Paragraph 3.3 (If ICI disagrees with calculation); or

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(b)
the Joint Resolution (if a disagreement shall have been resolved as mentioned in Paragraph 3.3 (If ICI disagrees with calculation)) in which case the certificate shall, for the purposes of the Agreement, be treated as issued 5 Business Days after the date upon which the Joint Resolution has been given; or

(c)
the decision of the Independent Accountants (if any matter shall be referred to the Independent Accountants as mentioned in Paragraph 3.3 (If ICI disagrees with calculation)) in which case the certificate shall, for the purposes of the Agreement, be treated as issued 5 Business Days after the date upon which the decision shall have been given.

The Final Certificate of the Net Asset Adjustment (as defined above) shall be (in the absence of manifest error on the face of the document) final and binding on the parties and shall (as the case may be) constitute irrevocable authority to the Purchaser or (as the case may be) the Indian Purchaser or ICI Finance or (as the case may be) ICI India to make on the Second Completion Date or (as the case may be) the Balancing Payment Date the payment of the Net Asset Adjustment or the Indian Asset Adjustment to ICI Finance or ICI India (or as the case may be) the Purchaser or the Indian Purchaser (as the case may be) in accordance with Clause 3.2(b)(i), (ii) or (as the case may be) 3.3.

3.6	Delivery of Final Certificate of the Net Asset Adjustment to HSBC Bank plc

If the Final Certificate of the Net Asset Adjustment is issued prior to Second Completion then immediately following issue of the Final Certificate of the Net Asset Adjustment ICI and the Purchaser undertake to deliver jointly (or procure the delivery of) a certificate specifying the value of the Indian Asset Adjustment to HSBC Bank plc in its capacity as guarantor pursuant to the Bank Guarantee. If the Indian Asset Adjustment requires the payment of an additional sum by the Purchaser to ICI India pursuant to Clause 3.3(b) (Payment of Indian Consideration) the Purchaser shall promptly procure the issue and delivery by HSBC Bank plc of a further bank guarantee in favour of ICI India to ICI guaranteeing the payment obligation of the Indian Purchaser to ICI India in respect of the Indian Asset Adjustment (together with interest accruing thereon in respect of the period from the Balancing Payment Date to the Second Completion Date) pursuant to Clause 3.3(b) (Payment of Indian Consideration), such further bank guarantee to be identical in all material terms to the terms of the Bank Guarantee (save as to the maximum aggregate liability of HSBC Bank plc thereunder which shall be equal to the value of the Indian Asset Adjustment together with interest at 4% per annum on the Indian Asset Adjustment for the period from the Balancing Payment Date to the Second Long Stop Date).

3.7	Release of Bank Guarantee

If, after payment in full has been made to ICI India pursuant to Clause 3 of the Indian Business Transfer Agreement of the Indian Business Consideration (together with interest on it), the Purchaser requests ICI India to release the Bank Guarantee and ICI India does not within five Business Days serve a notice on the relevant bank stating that those obligations have been satisfied so that the Bank Guarantee can be cancelled, then ICI shall indemnify the Purchaser against all charges and costs incurred in maintaining the Bank Guarantee from the end of that five Business Day period to the date on which ICI India subsequently serves that notice or the Bank Guarantee is otherwise cancelled or expires.

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Part 2: Pro Forma Net Asset Statement

£m	UK Business ex ACMA	ACMA	German Business	Indian Business	US Business	Canadian Company	Total £m
Fixed Assets
Tangible	35.1	9.9	14.7	1.3	0.5	0.0	61.5
Intangible	7.0	0.0	0.0	0.9	0.0	0.0	7.9
Net Current Operating Assets	16.0	3.1	7.5	1.2	9.1	(0.1)	36.8
Acquisition Creditors	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Provisions for Liabilities and Charges	(0.8)	0.0	(1.0)	0.0	(0.5)	0.0	(2.3)

Total Pro Forma Net Asset Value	57.3	13.0	21.2	3.4	9.1	(0.1)	103.9

Terms used in this Statement are defined in accordance with the accounting principles, policies, procedures and practices used in the preparation of the Special Purpose Accounts. For the purpose of this Statement only, to the extent of any inconsistency in any term defined under this Agreement (excluding this Part 2 of Schedule 11) and the Special Purpose Accounts the definitions applied under the Special Purpose Accounts shall prevail save and except to the extent specific provision is made pursuant to Paragraph 2 (Basis of Preparation) of Part 1 (the Net Asset Statement) of this Schedule 11 (Determination and Certification of Net Asset Adjustment).

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SCHEDULE 12

DEBT

PART 1

CLOSING NET DEBT STATEMENT

1.	The Closing Net Debt Statement shall be prepared and agreed in accordance with the provisions of this Part 1 (Closing Net Debt Statement) of Schedule 12 (Debt).

2.     The Closing Net Debt Statement shall:

(a)	be based on the books and records of the Companies; and

(b)	include, in relation to each Company, a statement of the Final Financial Debt, the Intra-Group Payables, the Final Cash Balance and the Intra-Group Receivables for that Company.

3.
The Closing Net Debt Statement shall be prepared on the basis that it relates to the Companies as going concerns and exclude any effects of the change of control or ownership of any of them contemplated by the Transaction Documents or any other effect of the Transaction Documents.

4.
All balances relevant for the calculation of the Intra-Group Debt in the Closing Net Debt Statement shall be reconciled to the extent practicable between the records of the payer and those of the payee and in the event of any discrepancy such discrepancy will be resolved in accordance with Paragraph 3.3 (if ICI disagrees with calculation) of Part 1 of Schedule 11.

5.
The provisions of each of Paragraphs 3.1 (Issue of the Net Asset Statement), 3.2 (Access to working papers), 3.3 (If ICI disagrees with calculation) and 3.4 (Records etc. to be made available) of Part 1 of Schedule 11 (Determination and Certification of Net Asset Adjustment) shall apply to the preparation of the Closing Net Debt Statement as if each of those Paragraphs were set out in this Part 1 of Schedule 12 (Debt) in full with the exception that each reference to “Net Asset Statement” shall be replaced with “Closing Net Debt Statement” and references to the “Net Asset Adjustment” and/or “Indian Asset Adjustment” are replaced with “the Final Financial Debt, the Final Cash Balance, the Intra-Group Payables and the Intra-Group Receivables (as the case may be)”.

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PART 2

REPAYMENT OF NET DEBT

1.	FINANCIAL DEBT OR CASH BALANCE

1.1	Within five Business Days of the agreement or determination of the Closing Net Debt Statement, if:

(a)
the sum of the Final Financial Debt and the Intra-Group Payables in relation to any Company is greater than £nil, ICI (on behalf of itself and/or the relevant Company Seller) shall pay to the Purchaser (on behalf of the relevant Company Purchaser) an amount in pounds equal to the difference; and

(b)
the sum of the Final Cash Balance and the Intra-Group Receivables in relation to any Company is greater than £nil, the Purchaser (on behalf of itself and/or the relevant Company Purchaser) shall pay to ICI (on behalf of the relevant Company Seller) an amount in pounds equal to the difference.

1.2
Any payment under Paragraphs (a) or (b) of Paragraph 1.1 shall be made by way of adjustment to the consideration paid for the Shares in that Company and shall be made together with, in the case of the Final Financial Debt and the Final Cash Balance, an amount equal to interest on such payment at the Agreed Rate (accrued daily and compounded annually) for the period from and including the First Completion Date up to but excluding the date of payment and in the case of the Intra-Group Payables and the Intra-Group Receivables, an amount equal to interest on such payment at the rate applicable to any such amount owed in accordance with the terms on which it was lent for the period from and including the Transfer Time up to but excluding the date of payment.

1.3
Where any payments are to be made pursuant to Paragraphs (a) or (b) of Paragraph 1.1 on the same date by the Purchaser (on behalf of itself or the relevant member of the Purchaser’s Group) to ICI (on behalf of itself or the relevant member of the ICI Group) or by ICI (on behalf of itself or the relevant member of the ICI Group) to the Purchaser (on behalf of itself or the relevant member of the Purchaser’s Group) as the case may be, such payments shall be aggregated (unless applicable local regulations require the payment concerned to be made in the relevant jurisdiction between the relevant parties) and the net amount due from the Purchaser to ICI (or vice versa) shall be paid. Notwithstanding any aggregation or netting of payments against each other, each of ICI and the Purchaser undertakes to the other that they shall, after the making of such payments, formally record and allocate each payment as such separate transactions as are necessary to ensure that such member receives and pays all amounts which would have been received or paid on its behalf by the Purchaser or ICI (or any other member of their respective Groups) had the payments envisaged by Paragraphs (a) or (b) of Paragraph 1.1 been made individually.

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2.	INTRA-GROUP PAYABLES AND RECEIVABLES

2.1	Within five Business Days of the agreement or determination of the Closing Net Debt Statement:

(a)
in the case of any Intra-Group Payables, the Purchaser shall procure that the amount of such payable, together with the aggregate of the interest on each amount owed to ICI or any other member of the ICI Group comprised in such Intra-Group Payable at the rate applicable to such amount owed in accordance with the terms on which it was lent for the period from and including the Transfer Time up to but excluding the date of payment, shall be paid by the Purchaser or the relevant Company to ICI (on behalf of itself or the other member(s) of the ICI Group to which such payable is owed); and

(b)
in the case of any Intra-Group Receivables, ICI shall procure that the amount of such receivable, together with the aggregate of the interest on each amount owed by ICI or any other member of the ICI Group comprised in such Intra-Group Receivable at the rate applicable to such amount owed in accordance with terms on which it was lent for the period from and including the Transfer Time up to but excluding the date of payment, shall be paid by ICI or the relevant other member of the ICI Group to the Purchaser (on behalf of the Company to which such receivable is owed).

2.2
Where any payments are to be made pursuant to Paragraphs 2.1(a) or 2.1(b) on the same date by the Purchaser (on behalf of itself or the relevant member of the Purchaser’s Group) to ICI (on behalf of itself or the relevant member of the ICI Group) or by ICI (on behalf of itself or the relevant member of the ICI Group) to the Purchaser (on behalf of itself or the relevant member of the Purchaser’s Group) as the case may be, such payments shall be aggregated (unless applicable local regulations require the payment concerned to be made in the relevant jurisdiction between the relevant parties) and the net amount due from the Purchaser to ICI or ICI to the Purchaser (or to any other relevant member of their respective Groups) shall be paid. Notwithstanding any aggregation or netting of payments against each other, each of ICI and the Purchaser undertakes to the other that they shall, after the making of such payments, formally record and allocate each payment as such separate transactions as are necessary to ensure that such member receives and pays all amounts which would have been received or paid on its behalf by the Purchaser or ICI (or any other relevant member of their respective Groups) had the payments envisaged by Paragraphs 2.1(a) or 2.1(b) been made individually.

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SCHEDULE 18

PROVISIONS DEALING WITH THE INDIAN BUSINESS

1.	REMOVAL OF THE INDIAN BUSINESS

1.1	Failure to complete sale of the Indian Business

If the Second Completion does not occur on or before the Second Long Stop Date (otherwise than solely as a direct result of a material act or omission on the part of the Indian Purchaser), then ICI India will then be entitled to retain the Indian Business and to conduct the relevant business, or to transfer it to any person selected by it in its absolute discretion.

1.2	Removal of the Indian Business

Without prejudice to the provisions of Paragraph 1.1 (Failure to complete sale of the Indian Business) of this Schedule 18 (Provisions dealing with the Indian Business), if the Second Completion does not occur on or before the Second Long Stop Date, then:

(a)
each of ICI and the Purchaser (and each other member of their respective Groups) shall confirm that no provision of this Agreement, the Indian Business Transfer Agreement or any Transaction Document is intended to:

(i)	effect the transfer of any of the Indian Business Assets; or

(ii)	impose any obligation upon the Purchaser or any other member of the Purchaser’s Group in respect of the Indian Assumed Liabilities;

(b)
each Definition, Clause or Schedule of this Agreement (save for the provisions of Paragraphs 1.1 (Failure to complete sale of the Indian Business) and this Paragraph 1.2 (Removal of the Indian Business) of this Schedule 18 (Provisions dealing with the Indian Business)) and each Transaction Document to the extent it relates to the Indian Business and the obligations of each of the parties in relation thereto shall be deemed to be deleted from this Agreement and each of those Transaction Documents; and

(c)
each Definition, Clause or Schedule of this Agreement (save for the provisions of Paragraphs 1.1 (Failure to complete sale of the Indian Business) and this Paragraph 1.2 (Removal of the Indian Business) of this Schedule 18 (Provisions dealing with the Indian Business)) and each Transaction Document which applies, relates or refers to the Indian Business shall insofar as it so applies, relates or refers to the Indian Business and the obligations of each of the parties in relation thereto be deemed to be amended insofar as is necessary to remove all reference and operative effect of the relevant Definition, Clause or Schedule in relation to the Indian Business from that Definition, Clause and Schedule and without limitation to the foregoing the release of ICI India from all obligations pursuant to the terms of the Deed of Restrictive Covenant.

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2.	CONDUCT OF INDIAN BUSINESS PRIOR TO SECOND COMPLETION

2.1
In between First Completion and Second Completion or, if earlier, the Second Long Stop Date (as the case may be), the following provisions shall apply in relation to the Indian Business in addition to the provisions of Schedule 1 (Conduct of the Business and Companies until Completion).

2.2
The risk in the Indian Business shall pass to the Indian Purchaser with effect from Second Completion. The Purchaser agrees, covenants and undertakes (on behalf of the Indian Purchaser) that, save and except in the event Second Completion does not occur, it will indemnify ICI (for itself and as trustee for ICI India and all other members of the ICI Group), on an After Tax Basis, against all Losses in connection with the Indian Business which arise during the period between First Completion and Second Completion which shall not however include any amount otherwise taken into account in assessing the Indian Trading Payment.

2.3
Pending the Second Completion or the Second Long Stop Date whichever is the earlier ICI shall use its reasonable endeavours to ensure that ICI India shall comply with all reasonable requests for (a) information in relation to the Indian Business to the extent that it is able to do so in compliance with all applicable laws and regulations, and (b) assistance with applications for permits, licences and consents necessary to operate or own the Indian Business (including but not limited to making a joint application with the Indian Purchaser to the Indian excise authority to transfer the excise permit).

2.4
ICI shall (without prejudice to the foregoing) in accordance with the obligations of ICI India under the terms of the Indian Business Transfer Agreement establish (if not already established) and maintain separate books of account for the Indian Business which shall record and reflect each of the Indian Business Assets and the Indian Assumed Liabilities (the “Indian Business Accounts”) with respect to the period between the First Completion Date until the Second Completion Date.

2.5
From the First Completion Date until the Second Completion Date all such assets and liabilities (which shall include Tax assets and all Tax Liabilities) and all transactions of ICI India to the extent they relate to the Indian Business shall be reflected in the Indian Business Accounts which shall be operated in accordance with the accounting principles, policies, procedures and practices consistently applied to the Indian Business by ICI India. Without prejudice to Clauses 2 (Sale and Purchase of the Business and Shares) and 3 (Consideration), at Second Completion, the assets and liabilities reflected in the Indian Business Accounts shall be transferred to the Purchaser or as it may direct, for no additional consideration.

2.6
The Indian Business Accounts shall be prepared by ICI India and no other member of the ICI Group (except for employees of ICI India engaged in the Indian Business) shall be responsible for preparing accounts in relation to the Indian Business to meet the requests of the Purchaser’s Group.

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2.7
In accordance with the terms of the Indian Business Transfer Agreement the Purchaser will, or shall procure that the Indian Purchaser will, prepare a draft statement of the Indian Trading Payment within 15 Business Days of the day on which Second Completion occurs. The draft statement of the Indian Trading Payment shall be based upon the Indian Business Accounts. ICI India shall within 15 Business Days of receipt of the draft statement of the Indian Trading Payment give notice of either its acceptance or if it disagrees the amount of the disagreement and the reasons therefore. If ICI India shall disagree with any fact, matter or calculation affecting the calculation of the Indian Trading Payment the parties shall thereafter follow the dispute resolution provisions set out at Paragraphs 3.2 (Access to working papers), 3.3 (If ICI disagrees with calculation) and 3.4 (Records etc. to be made available) of Schedule 11 (Determination and Certification of Net Asset Adjustment).

2.8
The final determination of the Indian Trading Payment pursuant to Paragraphs 3.2 to 3.4 of Schedule 11 shall be (in the absence of manifest error on the face of the document) final and binding upon the parties and shall constitute irrevocable authority to the Purchaser or (as the case may be) ICI India to make the following payment on the fifth Business Day following the Business Day on which the Indian Trading Payment has been finally determined in accordance with the terms of the Indian Business Transfer Agreement:

(a)
if the Indian Trading Payment as certified is positive, ICI India shall pay to the Indian Purchaser a sum in rupees equal to the Indian Trading Payment together with accrued interest thereon at the Indian Agreed Rate from and including the Second Completion Date up to but excluding the date of payment; or

(b)
if the Indian Trading Payment as certified is negative, the Indian Purchaser shall pay to ICI India a sum in rupees equal to the Indian Trading Payment together with accrued interest thereon at the Indian Agreed Rate from and including the Second Completion Date up to but excluding the date of payment;

each such payment to be made by electronic transfer to the account notified by the relevant party entitled to receive such payment to the party obliged to make the payment.

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EXECUTION:	}

SIGNED BY /s/ A M Ransom
duly authorised for and
on behalf of
IMPERIAL CHEMICAL INDUSTRIES
PLC

SIGNED BY /s/ D W Morgan	}
duly authorised for and on behalf of

JOHNSON MATTHEY PUBLIC
LIMITED COMPANY